10/7

02055249

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southcorp

*CURRENT ADDRESS

PROCESSED
OCT 2 3 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2692 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 10/8/02

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable



Dear Shareholder

**2002 Annual Report and Annual General Meeting**

I have pleasure in enclosing the Annual Report for the year ended 30 June 2002 and the Notice of Annual General Meeting, to be held in Adelaide on Thursday 31st October 2002 at 10.00am.

The financial year just passed has seen the final stages of the transformation of Southcorp into a single purpose wine company. This occurred with the sale of the Water Heaters business, for an after-tax profit of $137.5 million.

The Board is pleased with the sound progress made to date. The company achieved a net profit after tax, excluding divestments, of $175.2 million, up 23.2% from the previous year. Directors have declared a final dividend of 11 cents per share, which is fully franked, taking the full year dividend to 22 cents.

Details of the business to be conducted at the Annual General Meeting are set out in the accompanying Notice of Meeting. The Board commends the matters set out in the notice and looks forward to your support by voting in favour of the relevant resolutions at the meeting, or by completing the attached Proxy Form and returning it by 10 am on 29th October 2002.

Yours sincerely

Chairman



SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile +61 2 9465 1100*

# SOUTHCORP

**Southcorp Limited**
ABN 80 007 722 643

# Proxy Form

**Annual General Meeting**
Thursday 31 October 2002 at 10.00am

Mark this box with an 'X' if you have made any changes to your name or address details (refer Notice of Meeting) ☐

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 1326 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1800 817 074
(outside Australia) 61 3 9615 5970
Facsimile 61 8 8236 2305
www.computershare.com

SRP

## Appointment of Proxy

I/We being a member/s of Southcorp Limited hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Southcorp Limited to be held at Adelaide Convention Centre, North Terrace, Adelaide, South Australia on 31 October 2002 at 10.00am and at any adjournment of that meeting.

## Voting directions to your proxy - please mark X to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| | Ordinary Business | | | |
| 1. | To receive the Annual Reports and Accounts | ☐ | ☐ | ☐ |
| 2.(a) | To re-elect Ms H A Lynch as a Director | ☐ | ☐ | ☐ |
| 2.(b) | To re-elect Mr S Gerlach as a Director | ☐ | ☐ | ☐ |
| | Special Business | | | |
| 3. | To elect Mr R I Oatley as a Director | ☐ | ☐ | ☐ |

For detailed instructions on completing your proxy form, please refer to the Notice of Meeting.

The proxy may be lodged using the reply paid envelope or:
by posting or by faxing to Southcorp Limited's Share Registry at the address above; or by delivery to the registered office of Southcorp Limited.

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. It will assist in registering your attendance.

*If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item.

## Appointing a second Proxy

(Only complete this section if you wish to appoint more than one proxy. For detailed instructions, please refer to the Notice of Meeting).

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. AND [ ] % OR [ ] State the percentage of your voting rights or the number of shares for this Proxy Form.

## Authorised signature/s

This section *must* be signed in accordance with the instructions set out in the Notice of Meeting to enable your directions to be implemented.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Individual/Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

SRP 2PR

SOUTHCORP

# Notice of Annual General Meeting 2002


ROSEMOUNT ESTATE
The prestige wine of Australia
LINDEMANS
making life more enjoyable
AUSTRALIA'S MOST FAMOUS WINE

## Voting at the meeting

Members may vote at the Annual General Meeting by:

- **individuals and joint holders:** attending in person or appointing a proxy
- **companies:** appointing a proxy or corporate representative

## Instructions

### Attending in Person

Please present the proxy form accompanying this Notice of Meeting at the registration desk prior to the meeting. This will assist in registering your attendance.

### Proxies

Pursuant to Section 249X of the Corporations Act, if you are entitled to attend and vote at the Annual General Meeting, you may appoint a proxy to vote on your behalf if you cannot attend in person. Your proxy does not need to be a member of the Company.

Individuals or companies who wish to appoint a proxy to attend on their behalf, must use the proxy form accompanying this notice and deposit it with the Company by no later than 48 hours before the meeting. Proxies received after that time will not be valid for the scheduled meeting.

### Corporate Representative

A company that has appointed a corporate representative to vote on its behalf at the meeting must present evidence of the appointment at the registration desk. The Certificate of Appointment of Corporate Representative, available from the Company's share registry, may be used as evidence of the appointment and should be presented at the registration desk on the day of the meeting. Please contact the share registry, on +61 8 8236 2300 to obtain a Certificate of Appointment of Corporate Representative.

### Notes for Completion of Proxy Form

**Your Name and Address** – This is your name and address as they appear on the share register of Southcorp Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

**Appointment of a Proxy** – Complete either the box to appoint the Chairman of the Meeting or nominate your proxy. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf.

**Votes on Items of Business** – You may direct your proxy how to vote by placing a cross in one of the three boxes opposite each item of business. If you mark more than one box per item, your vote on that item will be invalid.

**Appointment of a Second Proxy** – If you wish to appoint a second proxy, you can obtain an additional proxy form by telephoning the Company's share registry on (08) 8236 2300. Alternatively, you can copy the proxy form and return both forms together to the share registry. If you do not specify a percentage or number of voting rights on each form, each proxy may exercise half of your voting rights.

**Authorised Signature(s)** – You must sign the proxy form as follows in the spaces provided:

**Joint Holding** – where the holding is in more than one name, all of the holders must sign.

**Power of Attorney** – if signed under a Power of Attorney, you must have already lodged the Power with the registry or, alternatively, attach a certified copy of the Power of Attorney to the proxy when you return it.

**Companies** – The proxy form must be signed in accordance with the Constitution of the company appointing the proxy and in accordance with s204A of the Corporations Act. Please indicate your office by signing in the appropriate box.

AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

**Southcorp Limited**
ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064 Australia. Telephone: 02 9465 1000, Facsimile: 02 9465 1100

# Notice of Meeting

**Notice is hereby given that the Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia (enter from North Terrace), on Thursday, 31 October 2002 at 10.00am.**

For the purposes of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities as at 10:00pm Australian Eastern Standard Time, on Tuesday, 29 October 2002 will be taken, for the purpose of the Annual General Meeting, to be held by the person who held them at that time.

## Ordinary Business

### 1. Annual Reports and Accounts

To receive and consider the Directors' Report, Financial Statements and Auditors' Report for the year ended 30 June 2002.

### 2. Re-election of Directors

(a) To re-elect Ms H A Lynch, who retires from office by rotation in accordance with Article 110 of the Company's Constitution and, being eligible, offers herself for re-election.

(b) To re-elect Mr S Gerlach, who retires from office by rotation in accordance with Article 110 of the Company's Constitution and, being eligible, offers himself for re-election.

## Special Business

### 3. Election of Director

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That Mr R I Oatley, who is 74 years of age, be re-appointed as a Director of the Company in accordance with Section 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution, to hold office until the conclusion of the next Annual General Meeting of the Company"

**By Order of the Board**
**M M Hudson**
Company Secretary
Sydney, New South Wales
27 September 2002

# Explanatory Notes

## Annual Reports and Accounts (Resolution 1)

Under the Company's Constitution, the business of an Annual General Meeting must include the receipt and consideration of the Directors' Report, Financial Statements and Auditors' Report for the past financial year. The meeting provides a forum for shareholders to ask questions on the reports and accounts.

## Re-election of Directors (Resolution 2)

Article 110 of the Company's Constitution provides for the retirement by rotation at each Annual General Meeting of one third of the Directors. Ms H A Lynch and Mr S Gerlach, who retire in accordance with Article 110, offer themselves for re-election.

## Election of Director over 72 years (Resolution 3)

Section 201C(8) of the Corporations Act and Article 109(1) of the Company's Constitution require candidates for the office of director who are over the age of 72 years, to be appointed by a special resolution of shareholders to hold office until the conclusion of the next Annual General Meeting of the Company. The Directors are pleased to once again nominate Mr Robert I (Bob) Oatley BEM, age 74, for re-election as a Non-Executive Director and Deputy Chairman of the Company.

### Helen A Lynch AM

**Non-Executive Director**

Ms Lynch is a member of the Remuneration and Nomination Committee, the Policy Committee of the Plum Superannuation Fund for Southcorp Employees and a Director of Southcorp Superannuation Fund Pty Ltd (the former trustee of the Southcorp Superannuation Fund).



Ms Lynch, age 59, has been a Director since July 1996. She is also a Director of Coles Myer Ltd and Westpac Banking Corporation Limited, Deputy Chair of OPSM Group Limited and Chair of Sydney Symphony Holdings Pty Ltd.

Ms Lynch is also involved in a number of other charitable and cultural organisations and is a member and past President of Chief Executive Women Inc. and a member of the Rhodes Scholarship Selection Committee for New South Wales.

Ms Lynch had a distinguished banking career spanning thirty-five years with the Westpac Banking Group and had extensive experience in retail banking operations. She was a member of the Bank's executive committee with responsibility for investor relations, government liaison, media management and internal communications.

She lives in Sydney, New South Wales.

### Stephen Gerlach, LL B

**Non-Executive Director**

Mr Gerlach is Chairman of the Corporate Governance Committee and a member of the Audit and Compliance Committee.



Mr Gerlach, age 57, has been a Director since August 1994. He is also the Chairman of Santos Limited, Elders Australia Ltd, Challenger Beston Limited, Beston Pacific Vineyard Management Ltd, the Deputy Chairman of Riverland Water Pty Ltd and a Director of Futuris Corporation Limited, Elders Rural Bank Ltd.

He was a partner of the Adelaide legal firm Finlaysons for 23 years and its Managing Partner from 1985 to 1991.

He has also been actively involved in a number of community and professional associations and is currently a Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank South Australia Inc., and a Director of the Sports Arts and Recreation Council for People with Disabilities (SPARC).

He lives in Adelaide, South Australia.

### Robert I Oatley, BEM

**Deputy Chairman, Non-Executive Director**

Mr Oatley was a Director and former Chairman of Rosemount Estates, prior to the merger between the Company and Rosemount. His private company, Reline Investments Pty Ltd, is the largest shareholder in Southcorp.



Mr Oatley founded Rosemount in 1969, before which he had been a successful coffee and cocoa trader in Papua New Guinea, for which he was awarded the British Empire Medal.

In 1992, Mr Oatley was awarded the Graham Gregory Trophy for his significant contribution to the wine industry in New South Wales.

Mr Oatley was appointed Deputy Chairman of the Company following his election to the Board of Directors at the last Annual General Meeting. In addition, Mr Oatley is a member of the Remuneration and Nomination Committee and a member of the Audit and Compliance Committee of the Board. The Directors unanimously recommend his re-election as a Director of the Company.

He lives in Sydney, New South Wales.

# Concise Annual Report 2002




ESTATE
The prestige wine of Australia
LINDEMANS
Australia's Most Famous Wine



Penfolds
Grange
BIN 95
VINTAGE 1997
Bottled by PENFOLDS WINES PTY. LTD.
ROSEMOUNT ESTATE
SHIRAZ
ESTATE BOTTLED
750ML
ROSEMOUNT
LINDEMANS
BIN 65
CHARDONNAY
WYNNS
COONAWARRA ESTATE
COONAWARRA

# 2002 Highlights

- **Established pure wine company focus – integration completed,** divestment of last non-core business (Water Heaters).
- **Achieved strong earnings growth in integration year – net profit after tax** (excluding business divestments) **of $175.2 million, up 23.2%.**
- **Achieved strong volume growth – total volume growth up 11.9% to 22.2 million nine-litre cases,** excluding bulk wine.
- **Improved value mix of portfolio – core premium brands generated 80% of wine revenue,** compared with 56% pre-merger with average **revenue per case of $86.32,** up 3.9%.
- **Business efficiency improvements – inventory to sales ratio reduced from 70.4% to 57.8%;** working capital to sales ratio reduced from 77.2% to 69.1%; capital expenditure to depreciation ratio of 1.7 times (down from 2.1 times).
- **Balance sheet management – debt reduced by half; gearing reduced from 40.6% to 23.8%.**
- **Portfolio positioned for sustained earnings growth.**
- **Highly successful performance in wine shows – awarded over 900 medals in major** international and Australian wine shows in the last financial year.

**Contents:** 

*• All dollar amounts in this report are in Australian dollars unless otherwise stated. • Cases refer to nine-litre cases.*

Southcorp Limited ABN 80 007 722 643

## Report from the Chairman

**Last year, we saw Southcorp evolve from a diversified organisation to a single-purpose wine company. The divestment of the Water Heater and other non-core businesses, for an after-tax profit of $137.5 million, has created a focussed company committed to achieving premium status among listed wine companies internationally.**

Southcorp is a company based on substantial strengths – leading global wine brands, outstanding quality and low-cost operations in Australia's principal wine growing regions, excellent and consistent winemaking, and a strengthening market and customer relationship focus. These portfolio characteristics are now combined under the direction of an experienced management team led by Keith Lambert.

Your Directors are confident that the clear strategic direction being implemented by management, strengthening organisational capabilities and refocussed corporate culture provide the basis for establishing Southcorp as a premium wine company in every sense.



The Company achieved a solid performance in the context of an integration year and in an increasingly competitive environment. For the year ended 30 June 2002, the Company achieved a net profit after tax, excluding divestments, of $175.2 million, up 23.2% from the previous year. Earnings per share before profit after tax from the divestment of businesses was 23.7 cents per share, up from 21.4 cents in 2001.

An enormous amount of work has occurred in integrating Southcorp and Rosemount's wine businesses, following their merger in early 2001. Despite the immense activity, operationally the Company has performed well, with wine sales increasing by 11.9% overall, and by 25% in our four core premium commercial brands of Penfolds, Rosemount, Lindemans and Wynns Coonawarra Estate.

Our commitment to producing quality wine, which has been the hallmark of Southcorp and Rosemount, continues. The quality of Southcorp's wines was demonstrated by the success of the Company's main brands at Australian and international wine shows, which included winning the Jimmy Watson Memorial Trophy at the Royal Melbourne Wine Show in August 2002.

Your Directors also re-state their commitment to achieving the highest standards in the area of corporate governance.

Your Directors recognise the issue of audit independence and its paramount importance in ensuring the highest standards of advice to

**Photo: Richard H Allert, AM, Chairman of Southcorp, at the Company's Magill Estate Winery in South Australia.**

the Board and management on the financial circumstances of the Company. The Directors have decided to seek tenders for the internal audit and to separate this from the external audit arrangements.

Southcorp has broader responsibilities relating to the environment, the communities in which it operates and to its employees. Our Alliance with the Australian Conservation Foundation on soil salinity, one of the most challenging issues facing this continent, is one of a number of ways in which we are committed to actively engaging our stakeholders.

The performance of Southcorp shares has been an understandable area of concern to many shareholders and to the Board. The decline in global equity markets and the competitive pressures in the wine industry have had a major influence on share price performance. The Company remains committed to strengthening the quality of its relationships with the investment market and shareholders to ensure the substantial progress made to date and the potential of the Company are recognised.

Your Directors have declared a final dividend of 11 cents per share, with a total dividend for the year of 22 cents per share that is 100% franked. This represents a 4.8% increase on the 2001 dividend.

Your Directors are confident that the foundations have been laid for value-creating growth and for Southcorp to achieve the status of a premium wine company. Thank you for your continuing support.

**Richard H Allert, AM, Chairman**

**Key Results**

| | | 2002 | 2001 | Change % |
|---|---|---|---|---|
| Sales revenue | $M | 2,003 | 2,500 | -19.9 |
| Wine | $M | 1,525 | 1,061 | 43.8 |
| Divested businesses | $M | 478 | 1,439 | -66.8 |
| Earnings before interest, tax and amortisation | $M | 320.5 | 311.8 | 2.8 |
| Wine | $M | 287.3 | 177.5 | 61.9 |
| Divested businesses | $M | 33.2 | 134.3 | -75.3 |
| Profit after tax before profit on sale of businesses | $M | 175.2 | 142.2 | 23.2 |
| Profit after tax | $M | 312.7 | 215.0 | 45.4 |
| Cash flow | $M | 707.5 | (326.0) | $1,033.5 |
| Net debt/Net debt+equity | | 23.8% | 40.6% | -41.5 |
| Earnings per share before profit on sale of businesses | cents | 23.7 | 21.4 | 11.1 |
| Earnings per share | cents | 42.4 | 32.3 | 31.1 |
| Dividends per share | cents | 22.0 | 21.0 | 4.8 |



Approximately 15% of the Company's United States volume is sold through Charmer-Sunbelt which distributes Southcorp's wines in New York, Florida, Pennsylvania, District of Columbia, Connecticut, South Carolina and Arizona.

Keith Lambert (centre), Managing Director and Chief Executive Officer, greets Ray Herrmann (left) and Herman I Merinoff (right), of the Charmer-Sunbelt Group, at New York's Le Cirque restaurant. Le Cirque is a patron of Penfolds and Rosemount products.

## Report from the Managing Director

**In previous communications with shareholders, I have highlighted two transformations occurring within Southcorp. The first was the transformation into a single-purpose wine company and I am pleased to report that this is now complete. The more exciting challenge, and ultimately the one most rewarding to shareholders and others, is the transformation to a premium wine company.**

This means a company that achieves high profit sales volumes, leverages growth from its premium higher-margin brands, and achieves portfolio and capital efficiency. Immediately following the integration of Southcorp Wines and Rosemount, we set the direction to work towards this transformation and clear progress is evident.

Southcorp has a strong set of attributes to achieve its goals. We are blessed with some enormously powerful brands and unique, irreplaceable viticultural assets. Penfolds, Rosemount, Lindemans and Wynns Coonawarra Estate comprise a very strong portfolio, recognised internationally for their quality and consistency.

The heritage of some of the wines produced under these brands dates back 150 years. We have a breadth of brands and production capacity in each of the main categories of value, premium commercial and super premium wines. Southcorp is the largest Australian producer and exporter in these categories. Along with other Australian producers, Southcorp has contributed to establishing Australian wines as among the largest sellers in the United States and the United Kingdom.

### Key Results - Wine Business

| | Volume (Million cases) | Sales revenue $M | EBITA pre-SGARA $M | EBITA/sales % |
|---|---|---|---|---|
| 2002 | 22.2 | 1,496.3 | 287.1 | 19.2 |
| 2001 | 19.9 | 1,237.3 | 192.8 | 15.6 |
| Growth % | 11.9 | 20.9 | 48.9 | 21.9 |

- Includes Rosemount for six months to 31 December 2000
- Excludes bulk wine sales (2002 sales: 2.7M cases, $28.7M, EBITA: $0M, 2001 sales: 0.8M cases, $10.7M, EBITA $0.9M)
- Self generating and regenerating assets (SGARA), 2002: $0.2M, 2001: $36.3M
- 2001 includes $45M inventory writedown and $14.5M merger costs

### The Power of the Portfolio

These inherent strengths highlight the power of the portfolio within Southcorp. While this power has always been there, it has, in many respects, remained latent. My focus, and that of my senior management team, has been on creating a business model that allows us to operate on the basis of our competitive advantages. Clearly, that competitive advantage includes our strong premium global brands with high-quality, low-cost production.

### Profitable Volume Growth

Our business model is based on building profitable sales volumes to achieve sustainable growth in earnings and improved returns on funds invested. We will accomplish this by growing the commercial premium component of our portfolio, based around our core premium brands. To support this approach, we have implemented a demand-driven business model. This enables us to match production to customer demand. In doing so, we can provide surety of supply, optimise the operations of our vast vineyard holdings, improve the sourcing of fruit and ensure the most efficient deployment of winemaking capabilities. This, in turn, will ensure capital is most effectively deployed.



### Highly Encouraging Progress

Despite the major focus we placed on systems development and merger integration activities, especially in the first half of the year, we achieved a number of major successes in marketing and new product releases. The launch and promotion of the new Penfolds lines in the US, UK and Australia was a major marketing success, responsible for growing Penfolds volumes from 1.8 to 2.8 million cases in one year. We successfully introduced convenience packs under the Lindemans Bin Series of varietals and Queen Adelaide, and repositioned our boutique and sparkling range of wines.

### Strong Business Performance

We delivered a strong business performance. In wine, we sold 22.2 million nine-litre cases up 11.9% from the previous year. We achieved volume growth of 26% in the North American market and more than 17% in the UK and Europe.

**Photo: The new Thomas Hyland range was released into the US market in January 2002.**

| **Profitable Volume Growth**<br>Volume (excluding bulk wine sales) | 2002 | 2001 | Growth % |
|---|---|---|---|
| Total volume (million cases) | 22.2 | 19.9 | 11.9 |
| Sales revenue/case $ | 67.34 | 62.29 | 8.1 |
| Core premium brand volume (million cases) | 13.9 | 11.1 | 25.0 |
| Core premium brand sales revenue/case $ | 86.32 | 83.09 | 3.9 |
| **Core Premium Brand Share** | | | |
| Volume % | 62.4 | 55.8 | |
| Sales revenue % | 79.9 | 74.4 | |

We have grown our core brands so that they now contribute 80% of total revenues, up from 56% prior to the merger. This is a strong indicator that we are well on our way to becoming a premium wine company. We now have two brands, Rosemount and Lindemans, that are producing five million cases a year and Penfolds is on track to achieve this level of sales.

Our focus on value is showing clear results. Our average revenue per case (excluding bulk wine sales) was $67.34, up 8.1% from the preceding year. This shows evidence of progress in orientating our sales mix to the higher margin brands. Our four core premium commercial brands achieved average sales revenue of $86.32 per case, up 3.9%.

Financially, we met our forecasts in highly competitive market conditions. The EBITA pre-SGARA for the wine business of $287.1 million is a 48.9% increase on a like-for-like comparative basis with the previous year (including Rosemount for the six months to 31 December 2000). Free cash flow in the wine business was strong at $172.1 million.

**Southcorp's Portfolio Model – Leveraging a Premium Wine Portfolio**

At Southcorp, we focus on growing sales volumes in our higher margin premium commercial range of wines, while taking full advantage of our super premium range to capture maximum value. By orientating the sales mix in the portfolio to these categories, we can maximise gross profit and the average revenue per case of wine can be increased. The major focus of the Company's marketing and sales effort is directed to the premium commercial range.


$ per Case
$160
$150
$82
$60
<$60
Value Brands
• Matthew Lang, Kaiser Stuhl
• Minchinbury Sparkling Wine
Strategic Focus
• 'Price Fighting' Entry Category
• Surplus Wine Depletion
Average Revenue per Case $24
Premium Commercial Ranges
• Penfolds Rawsons Retreat, Koonunga Hill, Thomas Hyland
• Rosemount Jigsaw, Diamond Blends, Diamond Varietals
• Lindemans Cawarra/Bin Series
• Seaview Sparkling
• Queen Adelaide
Strategic Focus
• Sustainable Profitable Growth
Average Revenue per Case $74
Super Premium Ranges
• Penfolds Bins > Grange
• Rosemount Show Reserve > Balmoral
• Lindemans Trio
• Wynns Coonawarra Estate,
Devil's Lair, Leo Buring
Strategic Focus
• Maximum Profit – Vintage Driven
Average Revenue per Case $160
Average Revenue per Case $82

I am encouraged by the improvement in some key performance and efficiency measures, which reflect our approach to managing our portfolio. Despite higher sales volumes, we retained wine inventory at a stable level and achieved a reduction in our inventory-to-sales ratio from 70.4% to 57.8%. The ongoing focus on capital management has meant that our working capital-to-sales ratio has also improved dramatically, from 77.2% to 69.1%. Capital expenditure to depreciation declined from 2.1 times to 1.7 times. These results reflect our ability to deploy existing capital resources to higher value parts of our business. Improvements in our portfolio efficiency, combined with continued profitable volume growth, will ensure that our return on capital employed will continue to strengthen.



**Portfolio Efficiency**

Creating a more efficient portfolio is a key to our success.

We have recognised that we have too many individual products and product variations. During the year, we reduced the number of individual stock keeping units by 280, and plan to achieve a reduction to under 1,000 by the end of 2003. Simplifying the portfolio has enabled us to reduce the number of bottle types we use from 38 to 17. We are pursuing other initiatives in areas such as freight and logistics, with the aim of ensuring a more streamlined and efficient organisation.

Southcorp operates in a highly competitive environment. We have, in turn, adopted a competitive

**Photo: The Lindemans Bin Series which includes Bin 65 Chardonnay is the world's most consumed Australian wine brand.**

**Premium Focus**

**Core Premium Brand Volume Growth**

| Volume (Million cases) | 2002 | 2001 | Growth % |
|---|---|---|---|
| Penfolds | 2.8 | 1.8 | 55 |
| Rosemount | 4.9 | 4.2 | 17 |
| Lindemans | 5.9 | 4.7 | 24 |
| Wynns Coonawarra Estate | 0.3 | 0.3 | -20 |
| Sales revenue/case $ | 86.32 | 83.09 | 3.95 |

At Southcorp, we have achieved continued strong growth in our core brands, which now represent 80% of the Company's wine revenues compared with only 56% prior to the merger with Rosemount. This outcome directly supports our objective to achieve higher profitability volume growth. Our focus on growing Southcorp's high margin core brands has seen a significant improvement in average selling prices that, in turn, drives improvements in earnings margins.

**Portfolio Efficiency – Wine Business**

| | 2002 | 2001 | Change % |
|---|---|---|---|
| Inventory/sales % | 57.8 | 70.4 | -17.9 |
| Working capital/sales % | 69.1 | 77.2 | -10.5 |

approach and upgraded our sales competencies so we can better serve our customers. A greater commitment of funds to advertising and promotion has been necessary, with the intent of building profitable sales volumes. We funded this activity with the combination of higher portfolio margins and merger efficiency gains.

I gratefully acknowledge the tremendous efforts of Southcorp's employees, the Board, our suppliers, distributors and customers in assisting the Company to successfully implement the merger and progress towards achieving our vision of becoming a world-class premium wine company.



**Keith M Lambert**
**Managing Director**
**and Chief Executive Officer**

## Marketing Highlights

million
cases

### Penfolds

Sales grew by one million cases this year, more than in the past five years.

No.

### Rosemount

Maintained its position as the No. 1 wine brand in Australia by both volume and value of sales.

million
cases

### Lindemans

Strengthened its position as the world's largest Australian wine brand, selling 5.9 million cases during the year.

* Table wine only

### Top 3 Australian Brands

No.1 Rosemount

No.2 Penfolds

No.3 Lindemans

* By value – 12 months to July 2002 (AC Nielsen)

### Seppelt

Restructuring and repackaging of portfolio, consisting of seven sparkling wines, six table wines, 11 fortified wines and special releases.

### Leo Buring

Refocussed as a premium Riesling varietal brand (launched August 2002).

### Lindemans

Lindemans Reserve Range developed to continue brand growth.

**Financial Focus – Wine Business**

| | 2002 | 2001 | Change % |
|---|---|---|---|
| Return on capital employed<br>(EBITA pre-SGARA/Average capital employed excluding intangibles) % | 16.7 | 15.7 | 6.2 |
| (EBIT pre-SGARA/Average capital employed including intangibles) % | 8.3 | 7.3 | 13.0 |
| Capex/depreciation times | 1.7 | 2.1 | -20.0 |
| Capex/sales % | 5.4 | 7.8 | -31.0 |
| Cash flow from operations $M | 242.7 | 248.7 | -2.4 |
| Group net debt $M | 703.6 | 1,411.0 | -50.1 |
| Group gearing % (Net debt/Net debt+equity) | 23.8 | 40.6 | -41.5 |

- Includes Rosemount for six months to 31 December 2000
- Sales excludes bulk wine sales (2002 sales: 2.7M cases, $28.7M; 2001 sales: 0.8M cases, $10.7M)
- 2001 EBITA and EBIT includes add-back of $45M inventory writedown and $14.5M merger costs announced in August 2001.

**Southcorp is a major international wine producer of high quality table wines for the global market.** Domiciled in Sydney, Australia, the Company is listed on the Australian Stock Exchange (code SRP) and has an American Depositary Receipt listing on the New York Stock Exchange. **Southcorp is one of the most awarded wine companies in international exhibitions. It has a strong and growing position in the United States, United Kingdom, European and Australasian markets.**

## Vineyards

Southcorp's vineyards are located in the premium grape growing regions of Australia.

The geographic spread of the vineyard holdings not only provides Southcorp with a diversity of premium fruit styles, but also reduces viticultural risk.

| Vineyard Regions | Includes | Established Owned and leased (hectares) | Developing (hectares) | Total (hectares) |
|---|---|---|---|---|
| **South Australia** | | | | |
| Northern | Barossa Valley, Eden Valley, Clare Valley, Markaranka, Nildottie, Magill | 1,076 | 235 | 1,311 |
| Central | McLaren Vale, Langhorne Creek | 614 | 22 | 636 |
| South Eastern | Coonawarra, Padthaway, Robe, Bordertown | 2,958 | 226 | 3,184 |
| **Total South Australia** | | **4,648** | **483** | **5,131** |
| **New South Wales** | | | | |
| Northern | Hunter Valley | 461 | – | 461 |
| Central | Mudgee, Orange | 169 | 429 | 598 |
| Southern | Barooga, Tumbarumba, Tumbalong | 368 | 220 | 588 |
| **Total New South Wales** | | **998** | **649** | **1,647** |
| **Victoria** | | | | |
| Northern | Lake Cullulleraine, Karadoc | 320 | 52 | 372 |
| Central and Southern | Great Western, Glenlofty, Drumborg, Yarra Valley, Heathcote | 326 | 202 | 528 |
| **Total Victoria** | | **646** | **254** | **900** |
| **Western Australia** | Margaret River | 40 | 47 | 87 |
| **Total Western Australia** | | **40** | **47** | **87** |
| **France** | Domaines de la Motte, Truilhas, Les Boulandières | 173 | | 173 |
| **Total France** | | **173** | | **173** |
| **United States of America** | Paso Robles | 179 | | 179 |
| **Total United States of America** | | **179** | | **179** |
| **Southcorp Total** | | **6,684** | **1,433** | **8,117** |

## Grape Supply

| | Super Premium | Premium | Other | Total |
|---|---|---|---|---|
| Own vineyards | 54% | 36% | 13% | 16% |
| Grape purchases | 46% | 64% | 87% | 84% |

## Wineries

Southcorp's wineries are located in Australia's premium grape growing regions.

| Facility | Location | Total stainless steel storage (Million litres) | Vintage processing capacity (Tonnes) | Annual bottling capacity (Million cases) |
|---|---|---|---|---|
| Karadoc | Mildura, Vic | 93.8 | 61,000 | 12.0 |
| Nuriootpa | Barossa Valley, SA | 57.0 | 45,000 | 8.0 |
| Denman | Hunter Valley, NSW | 36.4 | 25,000 | 7.0 |
| Great Western | Western Victoria | 22.7 | 8,000 | 1.5 |
| Coonawarra | South East, SA | 19.2 | 35,000 | |
| Ryecroft | McLaren Vale, SA | 19.1 | 26,000 | |
| Waikerie | Riverland, SA | 17.1 | 39,000 | |
| Yenda | Griffith, NSW | 10.9 | 18,000 | |
| Seppeltsfield | Barossa Valley, SA | 5.3 | 7,000 | |
| Coldstream Hills | Yarra Valley, Vic | 0.4 | 1,200 | |
| Devil's Lair | Margaret River, WA | 0.6 | 1,500 | |
| **Total Australia** | | **282.5** | **266,700** | **28.5** |

## Brand Portfolio

Southcorp's premium core brands represent 62% of sales by volume and 80% of sales by revenue. With an average price per case of more than $86, our high growth premium core brands represent the key value-driver for Southcorp's business.

| Category | Brands | (Million cases) |
|---|---|---|
| Core premium brands | Penfolds, Rosemount, Lindemans, Wynns | 13.9 |
| Boutique brands | Seppelt, Coldstream Hills, Devil's Lair, Leo Buring | 0.7 |
| Value brands | Queen Adelaide, Matthew Lang, Others | 2.0 |
| Sparkling | Seppelt, Lindemans, Seaview, Rosemount | 1.6 |
| Soft Pack | Kaiser Stuhl, Lindemans | 2.6 |
| Fortified | Seppelt, Penfolds | 0.3 |
| Other | Buyers' Own Brand, Private Label, Others | 1.1 |
| **Total** | | **22.2** |

• Excludes bulk wine sales

## Global Markets

| | Volume (Million cases) | Revenue ($M) | EBITA pre SGARA ($M) |
|---|---|---|---|
| The Americas | 5.1 | 524 | 134.3 |
| Europe | 7.4 | 487 | 71.9 |
| Australasia | 9.7 | 485 | 80.9 |
| **Total** | **22.2** | **1,496** | **287.1** |

• Excludes bulk wine sales

# Executive Management Committee



**Keith Lambert**
BA (Hons) CA (Ontario)
Managing Director and
Chief Executive Officer



**Peter Cleaves**
ASA FCIS DipCM
Chief Financial Officer



**John Gay**
BA
President/CEO
The Americas*



**Mario Micheli**
President Europe



**Michael East**
Executive Sales Director
Australasia



**Philip Shaw**
RDA RDOen
Winemaker



**Chris Hancock**
RDA RDOen (Hons)
Hon MW
Global Marketing Director



**John Handel**
BSc
Group General Manager
Global Operations



**Robert Porter**
BA (Hons) MSc (Econ)
PhD
General Manager
Investor Relations
and Corporate Affairs



**Dale Calhoun**
B Comm Grad Dip
Industrial Relations
General Manager
Human Resources



**Martin Hudson**
BJuris LLB
Chief General Counsel
and Company Secretary

*Appointed Chairman The Americas on 9 September 2002 and succeeded by Thomas P Burnet.

# GLOBAL BRANDS

**In a global market where no single wine producer holds more than a two per cent share, strong, globally recognised brands such as Penfolds, Rosemount and Lindemans** enable Southcorp to cut through the clutter and build profitable markets for its wines.

Compound Annual Volume Growth 1997-2002

| | |
|---|---|
| Penfolds | 18.5% |
| Lindemans | 21.8% |
| Rosemount | 28.5% |
| Total | 23.2% |

**Annual Growth**
Million cases



Penfolds 2.8
Lindemans 5.9
Rosemount 4.9
2002
2001
2000
1999
1998
1997







**14 Penfolds ♉ 16 Rosemount ♉ 18 Lindemans ♉ 20 Super Premium Ranges**

Penfolds

AUSTRALIA'S
MOST FAMOUS WINE

**Australia's most famous wine has built its reputation over many decades upon an unswerving commitment to excellence. This commitment has been most clearly embodied in the wines. It has been vigorously applied to all aspects of the brand, from product packaging through to marketing and advertising.**

The market success of Penfolds and its integral role in Southcorp's strategy to build a premium wine company was demonstrated by the 55% growth in sales to 2.8 million cases during the year.

A highly successful launch and promotional campaign of new lines in the United States resulted in sales increasing from 180,000 to more than 600,000 cases. Penfolds is now positioned within the top 100 wine brands in the United States by volume and by value.

The introduction of Rawsons Retreat and Thomas Hyland in the United States has positioned the Penfolds brand for continuing strong growth. Furthermore, the implementation of the demand-driven business model has seen Koonunga Hill taken from a defined allocation system in the United States and the United Kingdom, ensuring year-round supply. The planned roll-out of the new Thomas Hyland wines in the Australian, United Kingdom and European markets will provide an impetus for further growth in volume in coming years.

Multi-regional blending from premium Australian vineyards ensures a continuity of quality and the distinctive richness of the Penfolds wine style.

Achieving outstanding growth in the Penfolds brand demands an absolute commitment to delivering all the qualities consumers associate with a premium wine. At the same time, Penfolds winemaking team continues to challenge the boundaries of excellence and style, keeping Penfolds at the forefront of Australian quality wine.

**Market Rankings**

| | United States | United Kingdom | Australia |
|---|---|---|---|
| Year | 83rd | 12th | 2nd |
| Quarter | 63rd | 12th | 1st |

AC Nielsen data as at 30 June 2002; US and UK data as at 6 July 2002. Value rankings are based on all brands.


CHARLIE TROTTER'S
MEAT & GAME
CHICAGO
Penfolds
Grange
Penfolds
Grange Hermitage
Penfolds
Grange Hermitage

The launch of new Penfolds ranges in the US saw Charlie Trotter, a world renowned and leading US television celebrity chef, host a memorable dinner at his famous Chicago restaurant, Charlie Trotter's. Charlie's cellar features many Penfolds super premium wines.

ROSEMOUNT
ESTATE
The prestige wine of Australia

**Rosemount is Australia's number one wine brand by value and by volume of sales. It is the only wine brand to have achieved this level of success. Rosemount is also an international success, selling more than three and a half million cases to North America and Europe in the 2002 financial year.**

Rosemount's focus on creating fruit-driven, easy-drinking premium wines lies at the heart of the brand's success. With a commitment to constantly improving wine quality, Rosemount's consumers around the world recognise the outstanding value they get from every bottle of Rosemount wine they purchase.

Product presentation and marketing support that reflect the quality and style of wine is an integral component in the value mix. From the Diamond Label range of single varietal wines (with their distinctive diamond shaped labelling) to the entry level Jigsaw range of multi-varietal wines (with their three-part diamond shaped labelling) consumers are provided with the quality and wine style cues they are looking for when purchasing a bottle of premium wine.

Rosemount's success and commitment to excellence continued to receive international recognition during the year. Rosemount was awarded 'Best Australian Producer' at the 2001 San Francisco International Wine competition for the third consecutive year and 'The Wine Society Perpetual Trophy – Most Successful Winery 2001' at the 2001 Sydney International Wine Competition. Rosemount was also named as a 'Hot Brand' by the US-based Wine Spectator magazine for the fifth time.

With Rosemount ranked No. 1 in Australia, a top 10 brand in the United Kingdom and a top 20 brand in the United States, the opportunity for ongoing success is outstanding.

Strong international growth, primarily in the North American and European markets, will drive Rosemount's growth.

**Market Rankings**

| | United States | United Kingdom | Australia |
|---|---|---|---|
| Year | 21st | 8th | 1st |
| Quarter | 20th | 8th | 2nd |

AC Nielsen data as at 30 June 2002; US and UK data as at 6 July 2002. Value rankings are based on all brands.


Since October 2000
Rosemount has been
Australia's No. 1 wine
brand by volume and
by value of sales –
an unprecedented
achievement.

LINDEMANS
*making life more enjoyable*

**Lindemans is the world's most consumed Australian wine brand and has continued to achieve outstanding worldwide growth. In 2002, Lindemans sales of premium wine grew to 5.9 million cases, up more than one million cases or 24% over the previous financial year.**

The Bin Series is the leading range in the Lindemans portfolio. One million bottles of Bin Series wines are enjoyed every week, making Lindemans one of the world's most recognisable wine brands.

The long-term growth of the Lindemans brand reflects the skill of our winemakers in creating quality wines that consumers can rely on from vintage to vintage. Testament to the commitment to quality is the success of Lindemans which is the only brand to have received a 10th consecutive Impact 'Hot Brand' award in the United States during the year. Lindemans Bin 65 Chardonnay is ranked the No. 1 selling white wine in Sweden, No. 3 selling white wine in Australia and No. 1 selling imported Chardonnay in the United States and Canada.

Maintaining the growth of Lindemans has been achieved through capitalising upon the market position of this global brand.

We implemented a global consumer advertising program across all key wine markets to complement our brand and product development initiatives. A comprehensive upgrade of product packaging and labelling strengthened the visibility of the Lindemans name and logo across all ranges.

The focus on delivering value to customers saw the introduction of Australia's first premium wine in a three-litre convenience pack. Equivalent to four bottles of premium wine, the convenience packs were launched into the United Kingdom and Australian markets with sales exceeding expectations.

Also launched during the year into the Australian, United Kingdom and New Zealand markets was Lindemans Bin 40 Merlot – Australia's fastest growing varietal.

**Market Rankings**

| | United States | United Kingdom | Australia |
|---|---|---|---|
| Year | 19th | 6th | 4th |
| Quarter | 16th | 6th | 3rd |

AC Nielsen data as at 30 June 2002; US and UK data as at 6 July 2002. Value rankings are based on all brands.


SHIRAZ
CHARDONNAY
LINDEMANS
LINDEMANS

The new Lindemans three-litre convenience pack, which is equivalent to four bottles of premium wine, has successfully created a growth segment in the UK and Australian markets.

**Wynns Coonawarra Estate, Seppelt, Coldstream Hills, Devil's Lair and Leo Buring** reflect the super premium status of some of Australia's finest wine regions. **These ranges command premium prices, creating value for Southcorp and enhancing Southcorp's reputation as a winemaker of quality and style.**

### Wynns Coonawarra Estate

The name Wynns is synonymous with the Coonawarra region in South Australia and its famous 'terra rossa' soil. Wynns Coonawarra Estate is the region's pre-eminent wine producer and the single largest vineyard holder. Its red and white wines are recognised for their consistent quality, depth of flavour and longevity.

### Seppelt

With over a century and a half of experience, the House of Seppelt possesses one of the most versatile ranges of any winemaker, with a complete showcase of wines from traditional method sparkling and premium table wines, to ports and sherries. This diverse range focuses on Shiraz as the cornerstone varietal. The Seppelt brand has been revitalised with new packaging and branding that reflect the timeless style and elegance of these wines. Historic vineyards at Seppeltsfield and Great Western provide the base for the next stage in this famous brand's history.

### Coldstream Hills

Victoria's Yarra Valley region, 50 kilometres north-east of the city of Melbourne, is home to the Coldstream Hills brand and some of Australia's best cool climate wines. The Chardonnay and Pinot Noir wines are quite literally hand made, mainly using small open fermenters for the reds, while the whites are barrel fermented. These techniques create wines of great elegance.

### Devil's Lair

Situated on Western Australia's Leeuwin peninsula, Devil's Lair has been synonymous with premium quality wines since 1981 and is famous for the intense flavours and fruit power of its wines. Devil's Lair has focussed on the evolution of two definitive varietals: Chardonnay and Cabernet Sauvignon. The Devil's Lair Range includes an elegant Margaret River Chardonnay and Cabernet, while the Fifth Leg Range consists of two exceptional, easily drinkable blends.

### Leo Buring

South Australia's Clare Valley and Eden Valley are Australia's premier Riesling regions. Leo Buring is Australia's best known and most highly regarded Riesling brand. Now focussed solely on its Riesling range, growth of the Leo Buring brand will be supported by an increased allocation of premium Riesling fruit to its range, which includes the flagship Leo Buring Leonay Riesling.

# GLOBAL MARKETS

**Building profitable relationships with customers is critical to long-term growth. High growth core brands, a commitment to continually improve the quality of our wines, guaranteed supply of commercial premium wines and global marketing and promotional activities, provide Southcorp with a sustainable competitive advantage as a global supplier of premium wine.**

**Sales by Region**


Australasia
Europe
Americas
Volume
Value
EBITA
0%
20%
40%
60%
80%
100%

  

**22 The Americas ❦ 24 Europe ❦ 26 Australasia**

## The Americas

**The Americas is Southcorp's largest region in terms of sales and earnings contribution. It is also a fast-growing region with earnings before interest, tax and amortisation up 49% for the year. The Company's core brands in The Americas generated 96% of the five million cases and half a billion dollars of revenue in 2002.**

The performance of The Americas exemplifies the success and value of Southcorp's core brand, demand-driven business model. During the financial year, we made significant progress in enhancing:

- the management, marketing, sales and finance functions;
- systems to improve reporting and forecasting capabilities; and
- customer relationships.

Strengthening relationships across all market channels is the key component in driving ongoing growth. During the year, we consolidated distributor relationships in 14 US states, we dramatically increased sales through national US retail accounts as well as on-premise national accounts, such that Southcorp's wines are now listed in nine out of the top ten restaurant chains. We also strengthened customer relationships in Canada.

The progress we made with customers was highlighted by the outstanding success of the launch of Penfolds during the year. With the product development and marketing program in place, relationships with distributors and customers were the critical link in achieving the three-fold increase in Penfolds volume during the financial year.

The Rosemount and Lindemans brands continued their record of strong growth, despite being measured against the highly successful Olympics sales period in 2000.

Growth in the region, now led by Penfolds and supported by the continued growth of Rosemount and Lindemans, delivered on the objective of improving margins and returns. A key indicator of the improved mix is the average selling price achieved for the region, which now exceeds $100 per case, a 5.4% rise over the previous year.

**Key Results**

| | Volume *(Million cases)* | Sales revenue $M | EBITA pre-SGARA $M | EBITA/sales % | Sales/case $ | EBITA/case $ |
|---|---|---|---|---|---|---|
| 2002 | 5.1 | 524 | 134.3 | 26 | 103.03 | 26.39 |
| Change % | 26 | 33 | 49 | 12 | 5 | 19 |

• Includes Rosemount for six months to December 2000 • Excludes bulk wine sales


LINDEMANS
Lindemans
Cabernet Sauvignon
7.99
ROSEMOUNT
ROSEMOUNT ESTATE
CHARDONNAY
Penfolds
RAWSON'S RETREAT
MERLOT

John Gay (left) President, The Americas, with Ban Hudson of leading Californian retail chain Beverages & More.

# Europe

**Europe, the largest and fastest growing market for Southcorp's core brands, achieved sales of 5.5 million cases and 35% growth during the financial year. The rise in core brand sales and reduction in sales of lower margin products boosted earnings 161% to $72 million.**

During the year we achieved strong growth in core premium brands while also exiting low growth, lower margin product segments. Core premium brands now represent 74% of sales volume for the region compared with 65% in the prior financial year.

Integral to Southcorp's ongoing success in the United Kingdom and Europe is the quality of our relationships with major customers. Retail grocers are a major component of the wine market in the United Kingdom. Through improved relationships with key retailers, we achieved volume growth of more than 50%.

Southcorp has significantly strengthened its specialist on-trade distribution presence by the appointment of the leading on-trade distribution firm Matthew Clark. This will increase Southcorp's market profile in this important segment.

In Europe, we appointed new distributors in Norway, Denmark and Luxembourg. In addition, Southcorp is developing its presence in Germany through an association with the distribution company, Reh Kendermann AG.

In Germany, Penfolds and Rosemount are also distributed by Wein Wolf Group, a subsidiary of Hawesko Holdings AG. Hawesko is the leading wine retail, mail order and wholesale specialist in the German market and has the largest share of the over five Euro per bottle price category.

Southcorp's guarantee of full supply for Penfolds commercial ranges, Rawsons Retreat and Koonunga Hill, delivered an outstanding result, with a 57% volume growth for this brand.

Rosemount and Lindemans also continued their record of strong growth. The launch during the year of Lindemans three-litre convenience packs in the United Kingdom was a major success, led by the support of major retailers, such as Sainsburys.

**Key Results**

| | Volume (Million cases) | Sales revenue $M | EBITA pre-SGARA $M | EBITA/sales % | Sales/case $ | EBITA/case $ |
|---|---|---|---|---|---|---|
| 2002 | 7.4 | 487 | 71.9 | 15 | 65.78 | 9.72 |
| Change % | 17 | 40 | 161 | 87 | 19 | 123 |

• Includes Rosemount for six months to December 2000 • Excludes bulk wine sales


THE RITZ

Mario Micheli, President Europe, departs London's Ritz Hotel, where the wine list features many of Southcorp's super premium wines.

## Australasia

**Southcorp is the leader in the Australian wine market with more than 30% share of the table wine, sparkling wine and fortified segments. Continued demand for premium wine across the region lifted core brand volume growth by 9.4%.**

A major emphasis during the year was on increasing sales and channel coverage across the region. A 25% increase in channel coverage, encompassing on-premise restaurants, hotels, liquor distributors and retailers, together with enhanced marketing and promotional activity, delivered market share improvements for Southcorp's premium brands in Australia and strong growth throughout Asia.

During the year, we undertook a significant re-investment in the business through enhancements in wine quality, packaging and marketing. This has re-invigorated the market position of Southcorp's core premium brands, as well as other brands such as Seaview and Seppelt.

In Australia, the performance of core premium brands, such as the Lindemans' Bin Series and Rosemount's Diamond range, achieved growth above market levels. The highly successful launch of the Lindemans three-litre convenience packs was an important contributor to Lindemans' strong growth for the year.

Southcorp is committed to the assured supply of our premium commercial wines to the market. The success of this approach was demonstrated by the growth of the Penfolds Koonunga Hill range by 43% and the Rawsons Retreat range by 21% during the year.

Recognising the importance of emerging markets, we consolidated Asian distribution into three sub-regions of Japan and Korea, Greater China and South-East Asia. The core premium brands are strongly positioned in the region with Penfolds, Rosemount and Lindemans each ranked in the top eight brands in Hong Kong and Malaysia, while Penfolds and Lindemans are ranked in the top eight brands in Singapore.

### Key Results

| | Volume (Million cases) | Sales revenue $M | EBITA pre-SGARA $M | EBITA/sales % | Sales/case $ | EBITA/case $ |
|---|---|---|---|---|---|---|
| 2002 | 9.7 | 485 | 80.9 | 17 | 49.82 | 8.31 |
| Change % | 2 | -2 | 9 | 11 | -4 | 6 |

• Includes Rosemount for six months to December 2000 • Excludes bulk wine sales


ROSEMOUNT ESTATE
The prestige wine of Australia

Michael East, Executive Sales Director Australasia, at Wine Australia. Held in Sydney, the four-day wine expo attracted visitors from around the world.



John Handel, Group General Manager Global Operations (left) and Michael Christophersen, General Manager Operations SA and WA, at Penfolds premium red winemaking facility at Nuriootpa in South Australia.

## Southcorp is committed to continually improving the quality of its wine to build upon the strength of its global brands, while creating a more efficient operating base to support the Company's demand-driven business model.

Southcorp Winemaker, Philip Shaw, has overall responsibility for winemaking, supply of wines through the demand-driven model, and wine quality improvement. He is supported by a team of outstanding winemakers and viticulturalists to ensure demand for the Company's products is fulfiled consistently while maintaining brand, product and regional character.

A key objective is to constantly improve wine quality and significant improvements have been made since the merger and will be noticed by consumers when the 2002 vintage is released.

One measure of Southcorp's wine quality is performance in Australian and international wine shows. The 2002 Lindemans Bin 65 Chardonnay won a gold medal at the Royal Brisbane Wine Show. The 2001 Rosemount Traditional was awarded the coveted Jimmy Watson Memorial Trophy in August 2002 at the Royal Melbourne Wine Show. With 900 medals awarded during the year, Southcorp is the world's most awarded wine company.

Southcorp's Group General Manager Global Operations, John Handel, has overseen the restructuring of production and distribution facilities to reduce costs, improve efficiency and support the Company's demand-driven business model.

Through the Company's SAP based information system, the Global Operations function has direct access to operational performance data and reports from each of the Company's production and distribution facilities, enabling the most effective use of our resources, from viticulture management practices to logistics and distribution.

Efficiency improvements include:

- reduction in personnel of 289 across our wine business;
- a 3.6% improvement in the cost per case despatched from our bottling and packaging facilities;
- a 10% reduction in finished goods inventory levels through increased direct shipments to customers;
- procurement cost savings; and
- an increase in capacity at the world-scale international distribution centre at Outer Harbour in South Australia, to 100,000 cases per day.

The greater focus on core brands has seen a significant reduction in individual product lines, simplifying the business and providing efficiency improvements across Southcorp's operations.

## The Board of Directors has responsibility for ensuring the fulfilment of the Company's shareholder value objectives, corporate governance and Southcorp's reputation as a responsible corporate citizen.



**Richard H Allert, AM**
**FCA**

**Chairman, Non-Executive Director**
Chartered Accountant, Company Director. A Director since August 1983; appointed Chairman of the Board of Directors in November 1989. He is Chairman of the Audit and Compliance and Remuneration and Nomination Committees. Mr Allert is also Chairman of AXA Asia Pacific Holdings Limited Group, Voyages Hotels Management Pty Ltd and AustralAsia Railway Corporation; Director, Coles Myer Limited and the Australia Business Arts Foundation. Age 59. Resident South Australia.



**Keith M Lambert**
**BA (Hons), CA (Ontario)**

**Managing Director and Chief Executive Officer**
Appointed an Executive Director, and Chief Executive Southcorp Wines Pty Ltd, on 28 February 2001 following the merger between the Company and Rosemount Estates Pty Ltd. Appointed Managing Director, Chief Executive Officer on 30 June 2001. Prior to the merger with Rosemount Estates, Mr Lambert was Chief Executive Officer and Deputy Chairman of Rosemount. He is an ex officio member of the Audit and Compliance, Remuneration and Nomination, and Corporate Governance Committees. Age 47. Resident New South Wales.



**Robert I Oatley, BEM**

**Deputy Chairman, Non-Executive Director**
Company Director. A Director since November 2001; appointed Deputy Chairman of the Board of Directors in November 2001 and was an Advisor to the Board from February 2001 to November 2001. He is a member of the Audit and Compliance and Remuneration and Nomination Committees. He is also Director, Tangfu Pty Ltd, Balmoral Pastoral Pty Ltd, Reline Investments Pty Ltd, (the largest shareholder in Southcorp Limited) Balmoral Air Pty Ltd, Herbert Street Investments Pty Ltd and Balmoral Operations Pty Ltd. Age 74. Resident New South Wales.



**T Brian Finn, AO**
**FIE (Aust), FTSE, FUTS, FACS**

**Non-Executive Director**
Company Director. A Director since August 1994; Deputy Chairman from July 1996 to November 2001. He is a member of the Remuneration and Nomination Committee and of the Policy Committee of the Plum Superannuation Fund for Southcorp Employees and Chairman of Southcorp Superannuation Fund Pty Ltd. Mr Finn is also Chairman, Impart Corporation Limited; Deputy Chairman, PowerTel Limited; Director, AXA Asia Pacific Holdings Limited. Age 65. Resident Queensland.



**Donald R Argus, AO**
**FAIBF FCPA**

**Non-Executive Director**
Company Director. A Director since May 1999. He is a member of the Audit and Compliance and Corporate Governance Committees. Mr Argus is also Chairman, BHP Billiton Limited, Brambles Industries Limited; Director, Australian Foundation Investment Company Limited, International Advisory Council of Allianz Aktiengesellschaft; former Chief Executive Officer, Managing Director, National Australia Bank Ltd. Age 64. Resident Victoria.



**Helen A Lynch, AM**

**Non-Executive Director**
Company Director.
A Director since July 1996. She is a member of the Remuneration and Nomination Committee and the Policy Committee of the Plum Superannuation Fund for Southcorp Employees and a Director of Southcorp Superannuation Fund Pty Ltd. Ms Lynch is also a Director of Coles Myer Ltd, Westpac Banking Corporation; Chairman, Sydney Symphony Holdings Pty Ltd. Deputy Chair OPSM Group Limited.
Age 59. Resident New South Wales.



**Stephen Gerlach**
LL B

**Non-Executive Director**
Company Director and Corporate Adviser.
A Director since August 1994. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compliance Committee.
Mr Gerlach is also Chairman, Santos Limited, Elders Australia Ltd, Challenger Beston Limited, Beston Pacific Vineyard Management Ltd; Deputy Chairman, Riverland Water Pty Ltd; Director, Futuris Corporation Limited, Elders Rural Bank Ltd; Director, Sports Arts and Recreation Council for People with Disabilities (SPARC); Trustee, Australian Cancer Research Foundation; Chairman, Foodbank SA.
Age 57. Resident South Australia.



**Richard F E Warburton**

**Non-Executive Director**
Company Director.
A Director since June 1993. He is a member of the Remuneration and Nomination and Corporate Governance Committees.
Mr Warburton is also Chairman, David Jones Limited, Caltex Australia Limited, AurionGold Limited and HIH Claims Support Limited; Board Member, The Reserve Bank of Australia; Director, Note Printing Australia Limited, Nufarm Limited, Tabcorp Holdings Limited.
Age 61. Resident New South Wales.



**A G (Sandy) Oatley**

**Non-Executive Director**
Company Director.
Appointed 28 February 2001 following the merger between the Company and Rosemount Estates Pty Ltd. Prior to the merger, Mr Oatley was a Director of Rosemount Estates Pty Ltd. He is a member of the Audit and Compliance and Corporate Governance Committees. He is also Director, Tangfu Pty Ltd, Balmoral Pastoral Pty Ltd, Reline Investments Pty Ltd (the largest shareholder in Southcorp Limited), Balmoral Air Pty Ltd, Herbert Street Investments Pty Ltd, Balmoral Operations Pty Ltd and Woodbrook Vineyard Pty Ltd. Partner, Balmoral Pastoral Co.
Age 50. Resident New South Wales.

# Corporate Governance

Corporate governance is the system or process by which a company is directed and controlled. Directors, as the shareholders' representatives, have responsibility for the governance of a company. Corporate governance is concerned with the way that the Directors ensure that the organisation's systems and processes are properly controlled and functioning effectively and that management is complying with the policies and directives of the Board of Directors.

Good corporate governance involves a carefully constructed system of interdependent components involving stewardship, risk management, accountability, code of conduct and ethical standards.

At Southcorp, the Board and management strive to achieve best practice in meeting their responsibilities for the business and affairs of the Company.

This statement outlines the main corporate governance practices that were followed during the year ended 30 June 2002.

### The Role of Shareholders

The shareholders of the Company are responsible for voting on the election of Directors at the Annual General Meeting in accordance with the Constitution. All Directors, apart from the Managing Director, are subject to re-election by rotation no later than every three years.

The Annual General Meeting also provides shareholders with the opportunity to express their views on matters concerning the Company and to vote on other items of business for resolution by shareholders.

### Communication with Shareholders

The Board aims to keep shareholders informed of all major developments affecting the Company's activities and its state of affairs through distribution of the full or concise annual report, half-yearly report, Chairman's address to the Annual General Meeting, and through announcements to the Australian Stock Exchange (ASX) and releases to the media.

Shareholders who require further details on investor information and services should refer to pages 56 to 59.

### Communication with the Market

The Company has in place practices and procedures for ensuring compliance with the continuous disclosure requirements of the Listing Rules of the ASX. Continuous disclosure involves the timely announcement of information to keep the market informed of material events and developments as they occur.

Once the Board becomes aware of information concerning the Company that would likely have a material effect on the price or value of the Company's securities, the Board ensures that the information is released to the Company Announcements office of the ASX. The Board has appointed the Company Secretary as the person responsible for communications with the ASX. The Company Secretary must ensure that information for release to the market is not released to any other person until the Company has given the information to the ASX and has received an acknowledgement that the ASX has released the information to the market.

### The Board of Directors

The Board is responsible for the overall corporate governance of the Company, including its strategic direction, establishing goals for management and monitoring the achievement of those goals with a view to optimising Company performance and maximising shareholder value within a framework of appropriate risk assessment and management.

Key functions of the Board include:

- appointing the Chief Executive Officer and setting an appropriate remuneration package;
- setting the Chief Executive Officer's objectives and reviewing performance against those objectives;
- reviewing the performance of management;
- adopting a strategic plan and an annual budget for the Company and monitoring results on a regular basis;
- ensuring that risk management systems are in place to protect the Company's financial position;
- ensuring that the Company complies with the law and conforms with the highest standards of financial and ethical behaviour.

## Composition of the Board

The maximum number of Directors, as prescribed by the Constitution approved by shareholders, is nine. The Board currently comprises eight Non-Executive Directors, including the Chairman, and one Executive Director who is the Managing Director and Chief Executive Officer.

All the Non-Executive Directors are free from any material business or other relationship with the Company that could compromise their independence. Directors' details are shown on pages 30 and 31.

The Board is responsible for selecting its own members and may delegate the screening process to the Remuneration and Nomination Committee. Where appropriate, independent advice is sought on possible new candidates for the position of Director. Careful consideration is given to setting criteria for new appointees to ensure that the Board maintains a broad range of expertise and, in each case, all Directors must be satisfied that the best candidate has been selected. An orientation program is provided for new members of the Board.

The composition of the Board is reviewed annually to provide for succession and to ensure that an appropriate mix of skills and experience is maintained. With the exception of Mr R I Oatley, Non-Executive Directors have agreed to retire from the Board by no later than the Company's Annual General Meeting following their 69th birthday. The Board continues to believe that Mr R I Oatley (who is 74 years of age) because of his knowledge of the Rosemount business (which he founded) and the global wine industry generally, is a valuable member of the Board, and an appropriate exception to the Board's retirement policy. Under the requirements of the Company's Constitution, because of his age, Mr Oatley is obliged to offer himself for re-election to the Board at each Annual General Meeting of the Company.

## Board Performance Review

A regular review is conducted of the Board's performance in meeting its responsibilities. The purpose of the review is to assess the Board's performance and identify areas for improvement. This process is designed to ensure that the Board meets the highest standards of corporate governance and that the Board and each Director can make an appropriate contribution to the Company's objective of growing shareholder value.

The review is conducted with the assistance of external consultants.

## Board's Relationship with Management

The management of the business of the Company is conducted by, or under the supervision of, the Chief Executive Officer, and by those other officers and employees to whom the management function is properly delegated by the Chief Executive Officer.

The Board is responsible for:

- defining the limits to management's responsibilities; and
- approving the corporate objectives for which the Chief Executive Officer is responsible.

The Board receives detailed briefings from senior management on a regular basis during the financial year. The Board also makes visits to the Company's places of business and meets with local management and key customers. These actions enable Directors to enhance their knowledge of the Company's activities and assists them in assessing the performance of senior managers.

Non-Executive Directors meet on their own regularly to review the performance and management processes of the Company.

## Purchase/Sale of Shares by Directors and Employees

The Board encourages Non-Executive Directors to own shares in the Company to further link their interests with those of all shareholders. Non-Executive Directors do not participate in the Company's employee share ownership plans. However, under a plan approved by shareholders, Non-Executive Directors can elect to receive shares in the Company at market price in lieu of some or all of their cash remuneration.

Directors' shareholdings are shown on page 42.

The Board has in place a policy to provide guidance to Directors and employees if they are contemplating buying or selling shares in the Company. Under the policy, Directors are required to obtain the consent of the Chairman prior to the purchase or sale of Company shares and managers must obtain the prior consent of the Chief Executive Officer or the Company Secretary. Unless there are unusual circumstances, the purchase or sale of shares is restricted to the following periods or 'trading windows':

- one month after the Company's half-year profit announcement;
- one month after the Company's annual profit announcement; and

- from the time of lodgement of the Company's annual report with the ASX until one month after the Company's Annual General Meeting.

## Disclosures by Directors

The Board has in place a policy and procedures for reporting any matter that may give rise to a conflict between the interests of a Director and those of the Company. These arrangements are designed to ensure that the independence and integrity of the Board are maintained.

## Board and Board Committee Meetings

Scheduled meetings of the Board are held monthly and the Board meets on other occasions to deal with matters that require attention between scheduled meetings. Meetings of Board Committees are scheduled regularly during the financial year.

The table on page 37 shows the number of meetings held during the year and the attendance by each Director.

## Directors' Fees

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is determined by shareholders at annual general meetings of the Company in accordance with the Constitution. The approved aggregate is $1,100,000 and the aggregate fees paid to Non-Executive Directors during the year ended 30 June 2002 was $952,210.

Non-Executive Directors spend on average a minimum of 30 days per annum on Board and Board Committee matters, including review and preparation time, meeting attendance, visits to Company operations and travel. The Chairman and Deputy Chairman spend a significant amount of additional time attending to their special responsibilities.

The rates of fees currently being paid are as follows:

- Chairman - $250,000 per annum;
- Deputy Chairman - $125,000 per annum;
- Non-Executive Director - $80,000 per annum;
- Audit & Compliance Committee fees - $10,000 per annum; and
- Other Committees and Southcorp Superannuation Policy Committee – $8,000 per annum.

## Non-Executive Directors' Superannuation

All Non-Executive Directors are members of the Plum Superannuation Fund for Southcorp Employees, a sub-fund of the Plum Superannuation Fund ("the Plum Fund") in a special category providing benefits on retirement for Non-Executive Directors, which have been approved by shareholders. The total amount of retirement benefits paid by the Company and by the Plum Fund, with respect to Non-Executive Directors, is based on the total directors' fees received for the three years prior to the date of ceasing to hold office as a Director.

The total benefit is calculated as follows:

| Years of Service | Benefit |
|---|---|
| 5 years or more | total of last 3 years director's fees, plus 1/5 of this amount for each year (or part of a year) in excess of 5 years, up to a maximum benefit of 5 times of average directors' fees received over the previous 3 years at 15 years' service |
| Between 3 and 5 years | pro-rata proportion of last 3 years director's fees received |
| Under 3 years | pro-rata proportion of director's fees received |

The Company contributes to the Plum Fund with respect to Non-Executive Directors at a level recommended by the Fund Actuary.

## Independent Advice to Directors

The Board recognises that, in certain circumstances, individual Directors may need to seek independent professional advice, at the expense of the Company, on matters arising in the course of their duties. Any advice so received will be made available to other Directors.

Any Director seeking such advice is required to give prior notice to the Chairman and the Chairman of the Corporate Governance Committee of his or her intention to seek independent professional advice.

## Board Committees

To assist in the execution of its responsibilities, the Board has established three Committees. Each of these committees, which has a formal charter approved by the Board, has a majority of independent Directors and is chaired by a Non-Executive Director.

In the case of the Audit and Compliance Committee and the Remuneration and Nomination Committee, the Chairman of the Company (Mr R H Allert) is the Chair of each Committee (and has been for a number of years). The Board considers Mr Allert to be the most appropriate person to chair both Committees.

## Audit and Compliance Committee

The role of the Audit and Compliance Committee is to assist the Board in fulfiling its responsibilities in relation to the identification of areas of significant business risks and the monitoring of:

- effective management of financial and other business risks;
- reliable management reporting;
- compliance with laws and regulations in respect of financial reporting;
- maintenance of effective and efficient external and internal audits; and
- related party transactions.

The specific duties of the Committee include reviewing the nomination and performance of the external auditors, and approving the external audit plan and fees in respect of the external audit. While the Company's auditors (KPMG) have acted as auditors since 1974, the Company has an arrangement with KPMG that requires the engagement partner to be rotated every seven years.

The Committee provides a direct link between the Board and the internal and external auditors and enables any concerns of the auditors to be conveyed to the Board independently of management.

In mid-2001, the Company took the decision to seek tenders for the outsourcing of its internal audit function. Following the tender process, KPMG Management Assurance were awarded the contract in August 2001 to manage the internal audit function on behalf of the Company. In light of the recent public debate surrounding auditor independence, the Board has reconsidered this appointment and has determined to re-tender the internal audit function as from the financial year commencing 1 July 2003.

The Audit and Compliance Committee is responsible for approving the internal audit program each financial year and for reviewing the function to ensure that it is adequately resourced, used effectively and coordinated with the external auditors. In exercising this function, the Committee has unlimited access to all parties involved in the internal audit process. The Committee also ensures that there are appropriate safeguards in place to address any independence or conflict issues.

The Audit and Compliance Committee meets at least four times per year. The Chief Executive Officer, External Auditors, Chief Financial Officer, General Manager Accounting and internal auditors are invited to attend meetings, as required.

Members of the Committee during the year were:

- Mr R H Allert (Chairman)
- Mr S Gerlach
- Mr D R Argus
- Mr A G Oatley
- Mr R I Oatley (appointed 23 November 2001).

## Remuneration and Nomination Committee

The role of the Remuneration and Nomination Committee is to review the Company's remuneration plans, policies and practices, including senior executive remuneration and Non-Executive Director appointments and emoluments. In its deliberations, the Committee considers independent advice, as required.

The Committee meets at least three times per year. The Chief Executive Officer and General Manager HR are invited to attend meetings, as required.

Members of the Committee during the year were:

- Mr R H Allert (Chairman)
- Mr T B Finn
- Mr R F E Warburton
- Ms H A Lynch
- Mr R I Oatley (appointed 23 November 2001).

## Corporate Governance Committee

The role of the Corporate Governance Committee is to consider any matters relating to corporate governance it, or the Board, considers necessary. Specific duties of the Committee include periodically reviewing the Company's statement of corporate governance principles, monitoring compliance with the statement, and acting as a resource for individual Directors and the Company as a whole on questions of corporate governance and ethical standards.

The Committee meets at least three times per year. Other Directors and executives, and parties external to the Company may be invited to attend meetings.

Members of the Committee during the year were:

- Mr S Gerlach (Chairman)
- Mr R F E Warburton
- Mr D R Argus
- Mr A G Oatley

## Superannuation Fund Trustee Board

The general superannuation fund for employees is run by Plum Financial Services Limited. Prior to the transfer of the fund to Plum, the Southcorp Superannuation Fund Trustee put in place a Policy Committee, comprising three Company-appointed members and three employee representative members to review the performance of the new Trustee and to liaise with the trustee and the investment managers.

Directors of Southcorp Limited who were directors of the trustee company during the year were:

- Mr T B Finn (Chairman)
- Ms H A Lynch

Both Directors are members of the Policy Committee, which is chaired by Mr Finn.

## Risk Management

Southcorp is committed to the management of risk across its businesses and has in place a number of arrangements to identify and manage areas of significant business risk.

The Company has introduced a structured risk management methodology and program across its businesses. This methodology and program provide a systematic approach for the identification, assessment and management of business risk. The businesses are responsible for the identification and assessment of the risks associated with their activities and for the determination and implementation of cost effective measures to control and reduce risk.

Each year, the Board reviews the budget and the strategic plan put forward by management. This assists the Board and senior management to identify areas of risk and put in place appropriate risk management plans to deal with them. The structured methodology and program is integral to Southcorp's risk management framework and provides a key input to the strategic planning process and the specific arrangements already in place to manage risk.

Specific arrangements put in place include:

- guidelines for ensuring that items of capital expenditure above certain levels are placed before the Board for approval
- guidelines, limits and controls for all financial exposures, including the use of derivatives
- comprehensive due diligence procedures for business acquisitions and disposals
- a legal compliance program covering such areas as trade practices, occupational health and safety and company law
- an environmental management system that recognises the Company's commitment to achieving the highest standards of environmental performance in all its operations
- safety programs aimed at achieving zero lost time injuries
- a comprehensive annual insurance program.

Management is required to provide regular reports to the Board or its committees on all these matters.

## Ethical Standards

Southcorp acknowledges the need for Directors, managers and employees to observe the highest ethical standards of corporate behaviour when undertaking Company business.

The Board has adopted a vision and values statement, which sets out the principles and standards with which all officers and employees of the Company are expected to comply in the performance of their respective functions.

To ensure that high standards of corporate behaviour are observed, officers and employees undertake a communication program to reinforce the requirement to act at all times with the utmost integrity and objectivity to enhance the Company's reputation and performance.

# Directors' Report

The Directors present their report, together with the concise financial report of the consolidated entity, being Southcorp Limited (the "Company") and its controlled entities, for the year ended 30 June 2002 and the auditors' report thereon.

## Directors

The Directors of the Company at any time during or since the end of the financial year, and particulars of their qualifications, experience and special responsibilities (if any) and of their other directorships, are set out on pages 30-31. At the date of this report, the Company has an Audit and Compliance Committee, a Remuneration and Nomination Committee and a Corporate Governance Committee of the Board of Directors.

The Directors of the Company at any time during or since the end of the financial year are:

- Richard H Allert, AM, FCA
  Chairman, Non-Executive Director
- Donald R Argus, AO, FAIBF FCPA
  Non-Executive Director
- T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
  Non-Executive Director
- Stephen Gerlach, LL B
  Non-Executive Director
- Keith M Lambert,
  BA(Hons Bus Admin – Ontario), CA (Ontario)
  Managing Director, Chief Executive Officer
- Helen A Lynch, AM
  Non-Executive Director
- A G (Sandy) Oatley
  Non-Executive Director
- Robert I Oatley, BEM
  Deputy Chairman, Non-Executive Director
- Richard F E Warburton
  Non-Executive Director.

## Principal Activities

The principal activities of the consolidated entity during the course of the financial year appear in the table below.

**Wine** - including viticulture and the production and marketing of wines.

**Water Heaters** - including the manufacture of domestic and commercial water heaters and clean air systems. During the year, the consolidated entity divested its water heater and clean air systems businesses.

With the exception of the above, there were no significant changes in the nature of the activities of the consolidated entity that occurred during the year, or since the end of the financial year up to the date of this report.

## Directors' Meetings

The number of meetings of the Company's Board of Directors and Committees of the Board held during the financial year, and the number of meetings attended by each member of the Board or Committee, were:

| | Board of Directors | | Non-Executive Directors | | Audit and Compliance Committee | | Remuneration and Nomination Committee | | Corporate Governance Committee | |
|---|---|---|---|---|---|---|---|---|---|---|
| | A | B | A | B | A | B | A | B | A | B |
| R H Allert | 11 | 11 | 4 | 4 | 4 | 4 | 7 | 7 | – | – |
| D R Argus | 11 | 8 | 4 | 3 | 4 | 3 | – | – | 3 | 1 |
| T B Finn | 11 | 10 | 4 | 3 | – | – | 7 | 6 | – | – |
| S Gerlach | 11 | 11 | 4 | 4 | 4 | 4 | – | – | 3 | 3 |
| K M Lambert | 11 | 11 | – | – | – | – | – | – | – | – |
| H A Lynch | 11 | 10 | 4 | 4 | – | – | 7 | 7 | – | – |
| A G Oatley | 11 | 11 | 4 | 4 | 4 | 4 | – | – | 3 | 3 |
| R I Oatley (i) | 7 | 5 | 4 | 3 | 2 | 1 | 4 | 3 | – | – |
| R F E Warburton | 11 | 10 | 4 | 4 | – | – | 7 | 6 | 3 | 2 |

**(i)** Appointed 2 November 2001

**Column A** indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

**Column B** indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

## Consolidated Result

The consolidated net profit for the financial year attributable to the members of the Company was:

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Profit from ordinary activities after income tax | **313,136** | 219,793 |
| Net profit attributable to outside equity interests | **(478)** | (4,755) |
| Net profit attributable to members of Southcorp Limited | **312,658** | 215,038 |

## Review and Results of Operations

### Consolidated Entity

The consolidated entity achieved a net profit after tax for the year ended 30 June 2002 of $312.658 million (2001: $215.038 million), a 45.4% increase on the 2001 corresponding period.

During the year, the divestment of the Water Heater business occurred, marking the transformation of Southcorp to a pure focus wine business. The result included an after tax profit of $137.446 million from the divestment of the Water Heater business and other non-core businesses (compared with a net profit from the divestment of the Packaging business of $72.819 million in the corresponding period).

This year included a full 12 months' earnings from Rosemount, which was acquired effective 1 January 2001. As a result, the 2001-02 performance is not directly comparable with 2000-01.

Earnings per share before amortisation and before the profit after tax from the divestment of businesses was 29.1 cents (2001: 25.6 cents), a 13.4% increase. Earnings per share after amortisation and after the profit after tax from divestment of businesses was 42.4 cents (2001: 32.3 cents), a 31.1% increase.

Total sales revenue (excluding other revenues) were $2,002.884 million, a 19.9% decrease from the previous year, mainly reflecting the reduced contribution from divested businesses.

The results for the Wine business reflect a very strong operational performance in competitive market conditions. Built on strong volume growth and a continued trend in the portfolio mix to higher margin products, the improvement in earnings, stronger cash flow generation, and solid progress on a number of key business efficiency ratios, as well as a strengthening return on capital, augurs well for the transformation of Southcorp into a premium wine business.

The Water Heater business recorded a weak operating result due to subdued conditions in the Australian and US markets. Prior to its divestment, sales were $477.952 million and Earnings Before Interest, Tax and Amortisation (EBITA) was $36.622 million.

During the year, the Company reduced debt by $707.463 million, which decreased gearing (net debt/net debt+equity) from 40.6% to 23.8%.

### Wine

### Volumes and Regional EBITA

Sales volumes (excluding bulk wines) increased 25.6%, with Southcorp selling 22.2 million 9-litre cases of wine. Sales in the Americas region increased by 57.6% to 5.1 million cases. Sales volumes in the United Kingdom and Europe increased by 32.0% to 7.4 million cases. Australasian sales increased by 9.8% to 9.7 million cases. Sales of the Company's four core brands of Rosemount, Lindemans, Penfolds and Wynns increased by 54.0% to 13.9 million cases. These core brands now represent 80% of revenues, compared with 56% before the merger.

EBITA (before SGARA) contribution of the main regions was as follows:
Americas $134.336 million (2001: $64.185 million);
Europe $71.946 million (2001: $11.488 million); and
Australasia $80.845 million (2001: $66.140 million).

### Successful Marketing Activities

The year was notable for a number of marketing successes. The launch and promotion of new Penfolds lines in the US, UK and Australia was an outstanding success, with Penfolds volumes increasing by one million cases, or 55%, to 2.8 million cases, a larger increase in one year than had been achieved in the previous five years. Lindemans achieved a 24% increase in volumes to 5.9 million cases. Rosemount volumes increased by 132.1% to 4.9 million cases.

Sales growth of 42.5% was associated with an increase in net average revenues per case from $59.34 to $67.34, and an EBITA per case increase from $7.96 to $12.92. For the four core premium brands, sales growth was 63.1% or $462.574 million and net average sales revenue per case of $86.32 was achieved, up from $82.25 in 2001.

The sales result reflects the global strengths of Southcorp's core brands, and progress toward implementing of the Southcorp business model, focussing on the sale of higher margin premium and super premium commercial wines.

### Business Efficiency Improvements

In addition to the strong financial performance, progress was made on improving the efficiency of the business. Inventory levels in the Wine business were maintained below those for the previous year, with an improvement in the inventory to sales ratio from 83.0% to 57.8%. Working capital to sales also decreased from 90.9% to 69.1% in the Wine business. Capital expenditure to depreciation in the Wine business declined during the year from 1.9 times to 1.7 times, while capital expenditure to sales decreased from 7.4% to 5.4%.

These figures demonstrate the discipline being exercised in managing the Company's portfolio to improve its efficiency. Combined with the focus on profitable volume growth, return on capital employed is expected to continue to strengthen.

## Outlook

The operating environment for the Wine sector remains highly competitive internationally. Southcorp enters the new financial year with significantly strengthened sales and marketing capability, a strong stable of high margin core brands and a re-invigorated portfolio of boutique and specialist wines. Its global market presence, strengthening relationship with distributors and customers, as well as its higher margin premium portfolio, positions Southcorp to compete in a tough environment. While operating conditions will remain challenging, Southcorp is well placed to deliver volume growth leading to sustained earnings growth.

## State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the economic entity that occurred during the financial year under review not otherwise disclosed in this report or the financial statements.

## The Environment

The consolidated entity's operations are subject to environmental regulations under legislation in Australia and overseas in relation to the production of wine and previously with the manufacturing of water heaters and clean air systems.

The consolidated entity has a business process for identifying its environmental obligations and reporting environmental compliance to management. This process forms part of the overall Southcorp Environmental Management System (SEMS).

In addition, the Board of Directors receive regular reports on environmental issues across the consolidated entity's operations and monitor compliance with environmental regulations by the consolidated entity's wineries and production sites.

The Directors are not aware of any breaches of significant environmental regulations during the period covered by this report that are likely to result in a material impact on the consolidated entity or the environment.

## Dividends

Dividends paid or declared by the Company since the end of the previous financial year were:

| | $'000 |
|---|---|
| **(i) Dividends in respect of the year ended 30 June 2001:** | |
| Interim ordinary dividend of 10 cents per share, franked to 50% with Class C (30%) franking credits, paid 2 July 2001 | 63,145 |
| Final ordinary dividend of 11 cents per share, franked to 50% with Class C (30%) franking credits, paid 8 October 2001 | 80,871 |
| **Total dividends declared and provided for in last year's Annual Report in respect of the year ended 30 June 2001** | **144,016** |
| **(ii) Dividends in respect of the year ended 30 June 2002:** | |
| Interim ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, paid 1 July 2002 | 81,355 |
| Final ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, payable 7 October 2002 | 81,361 |
| **Total dividends declared and/or provided for in respect of the year ended 30 June 2002** | **162,716** |

## Directors' and Senior Executives' Emoluments

The Remuneration and Nomination Committee, consisting of five Non-Executive Directors, is responsible for making recommendations to the Board on Board appointments, remuneration plans, policies and practices, including non-executive director emoluments and senior executive remuneration. In its deliberations, the Committee has access to independent advice as required.

Director emoluments are set at levels that reflect the responsibilities and duties of office and market practice.

Executive remuneration and other terms of employment are reviewed annually by the Committee to ensure that the remuneration package properly reflects the person's duties and responsibilities and that the remuneration is competitive in attracting, retaining and motivating people capable of managing the entity's diverse operations.

Remuneration packages of senior executives include performance-based components in the form of management incentive program and participation in Company share and option plans.

The following table sets out details of the nature and amount of each element of the emolument of each Director of the Company for the year ended 30 June 2002, and of each of the five officers of the Company and officers of the consolidated entity receiving the highest emoluments.

**Non-Executive Directors Southcorp Limited**

| | Basic Fee $ | Superannuation $ | Other Benefits $ | Total $ |
|---|---|---|---|---|
| R H Allert | 245,004 | 28,176 | 6,407 | 279,587 |
| R I Oatley (i) | 160,275 * | 18,432 | 6,407 | 185,114 |
| D R Argus | 89,004 | 10,236 | 6,407 | 105,647 |
| T B Finn (ii) | 103,911 | 11,950 | 6,407 | 122,268 |
| S Gerlach | 89,004 | 10,236 | 6,407 | 105,647 |
| H A Lynch | 88,004 | 10,121 | 6,407 | 104,532 |
| A G Oatley | 89,004 | 10,236 | 6,407 | 105,647 |
| R F E Warburton | 88,004 | 10,121 | 6,407 | 104,532 |

(i) Appointed Deputy Chairman 2 November 2001. (*) Includes $80,955 paid as a consultant prior to being a Director.
(ii) Deputy Chairman until 2 November 2001

**Executive Directors Southcorp Limited**

| | Base Salary $ | Bonus $ | Superannuation $ | Other Benefits $ | Total $ | Options Granted |
|---|---|---|---|---|---|---|
| K M Lambert | 1,070,769 | 777,100 | 206,448 | 106,894 | 2,161,211 | 2,000,000 |

**Executive Officers Southcorp Limited**

| | Base Salary $ | Bonus $ | Superannuation $ | Other Benefits $ | Severance Payments $ | Total $ | Options Granted |
|---|---|---|---|---|---|---|---|
| R M Aitken | 240,631 | 145,170 | 48,126 | 62,262 | 745,288 | 1,241,477 | – |
| I R Cummin | 216,000 | 64,800 | 35,910 | 58,292 | 804,274 | 1,179,276 | – |
| G J Cunningham | 225,010 | 54,002 | 34,876 | 58,497 | 719,471 | 1,091,856 | – |
| G A Roberts | 141,630 | – | 22,012 | 30,265 | 1,033,162 | 1,227,069 | – |
| H C Thorburn | 479,170 | 150,481 | 75,936 | 95,834 | 1,503,719 | 2,305,140 | – |

**Executive Officers Consolidated Entity**

| | Base Salary $ | Bonus $ | Superannuation $ | Other Benefits $ | Severance Payments $ | Total $ | Options Granted |
|---|---|---|---|---|---|---|---|
| R W Trudeau | 583,890 | 820,120 | 23,356 | 26,226 | – | 1,453,592 | – |

A further and final payment of $2,310,507 was made to Mr T P Park, a former Managing Director of Southcorp Limited during the year. This is the final payment in relation to Mr Park's termination agreement and the Company's obligations relating to Mr Park's options to subscribe for shares in his previous employer. During the same period, the Company realised a gain of $644,000 on the sale of shares acquired to partially cover the aforementioned obligations.

## Events Subsequent to Balance Date

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

## Future Developments

Other than matters included under the heading "Outlook" in the Review and Results of Operations, in the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the consolidated entity.

## Options

During or since the end of the financial year, the Company granted options over unissued ordinary shares to the following Directors of the Company and the following five officers of the Company receiving the highest emolument:

| Executive Directors Southcorp Limited | Options Granted* | Exercise Price | Expiry Date |
|---|---|---|---|
| K M Lambert | 2,000,000 | $6.83 | 31 Oct 2011 |

* All options were granted during the financial year.
No options have been granted since the end of the financial year.

At the date of this report unissued ordinary shares of the Company under option are:

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| 30 September 2002 | $5.55 | 90,000 |
| 30 September 2002 | $5.57 | 25,000 |
| 30 September 2003 | $5.17 | 130,000 |
| 30 September 2003 | $5.19 | 25,000 |
| 28 October 2004 | $5.47 | 333,334 |
| 31 October 2004 | $4.65 | 3,262,600 |
| 31 December 2005 | $4.54 | 1,800,000 |
| 31 December 2006 | $5.19 | 250,000 |
| 30 September 2009 | $4.59 | 75,000 |
| 30 September 2009 | $4.70 | 250,000 |
| 30 September 2009 | $5.38 | 1,325,000 |
| 30 June 2010 | $4.47 | 20,000 |
| 31 December 2010 | $6.50 | 175,000 |
| 30 June 2011 | $7.19 | 875,000 |
| 31 October 2011 | $6.83 | 2,000,000 |

These options do not entitle the holder to participate in any share issue of any other body corporate.

During or since the end of the financial year, the Company issued ordinary shares as a result of the exercise of options as follows:

| Number of Shares | Amount Paid on Each Share |
|---|---|
| 313,000 | $4.46 |
| 917,550 | $4.65 |
| 150,000 | $4.66 |
| 8,307,823 | $4.75 |
| 380,000 | $5.17 |
| 1,120,000 | $5.38 |
| 333,333 | $5.47 |
| 105,000 | $5.55 |

There were no amounts unpaid on the shares issued.

## Directors' Interests in Contracts and Benefits

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the financial statements) because of a contract made by the Company, its controlled entities or a related body corporate with a Director or with a firm of which a Director is a member, or with an entity in which the Director has a substantial interest, other than the following:

- The consolidated entity has leased on commercial terms, a vineyard at McLaren Vale, South Australia, owned by Kanjo Pty Ltd. Kanjo Pty Ltd is a company of which Mr R H Allert is a Director and in which he has a beneficial interest.
- Mr S Gerlach was, during the financial year, a consultant to the firm of Finlaysons, Barristers and Solicitors, which renders legal services to the consolidated entity in the ordinary course of business.
- The consolidated entity has leased, on commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are Directors and in which they have a beneficial interest.
- The consolidated entity purchased grape supplies, on commercial terms, from Woodbrook Vineyard Pty Ltd and is party to a Water Users Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr A G Oatley is a Director and in which he has a beneficial interest.
- The consolidated entity has entered into a Shareholders' Deed, dated 27 February 2001, which has been disclosed to the ASX with Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd. Mr R I Oatley and Mr A G Oatley are Directors of Balmoral Pastoral Pty Ltd and Reline Investments Pty Ltd. Reline Investments Pty Ltd is a wholly-owned subsidiary of Balmoral Pastoral Pty Ltd, which is the trustee of a trust of which Mr R I Oatley, Mr A G Oatley and Mr K M Lambert are potential beneficiaries. Reline Investments Pty Ltd is the largest shareholder in Southcorp Limited, holding approximately 18.92% of the issued ordinary shares.
- Cattle owned by Reline Investments Pty Ltd are grazed from time to time on land owned by the consolidated entity.
- The consolidated entity may make use of an aircraft owned by Balmoral Air Pty Ltd. The consolidated entity reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are Directors and in which they have a beneficial interest.

## Statement of Interest of Directors in the Share Capital of Southcorp Limited

The relevant interest of each Director in the share capital issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at 23 August 2002 is as follows:

| | Issued Ordinary Shares | | Options over Unissued Ordinary Shares | |
|---|---|---|---|---|
| | Beneficial Interest | Non-beneficial Interest | Beneficial Interest | Non-beneficial Interest |
| R H Allert | 61,775 | 11,579 | – | – |
| D R Argus | 83,000 | – | – | – |
| T B Finn | 12,670 | 6,317 | – | – |
| S Gerlach | 33,729 | – | – | – |
| K M Lambert | 1,200,000 | – | 2,000,000 | – |
| H A Lynch | 19,207 | – | – | – |
| A G Oatley | – | – | – | – |
| R I Oatley | 139,949,024 | – | – | – |
| R F E Warburton | 16,613 | – | – | – |

## Indemnification and Insurance of Directors and Officers

The Company has entered into standard form deeds of indemnity with the following current and former Directors and officers against all liabilities that they may incur in the performance of their duties as Directors or officers of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith:

| | |
|---|---|
| Richard Hugh Allert | Director |
| Donald Robert Argus | Director |
| Thomas Brian Finn | Director |
| Stephen Gerlach | Director |
| Keith Murray Lambert | Director, Chief Executive Officer |
| Helen Ann Lynch | Director |
| Andrew Geoffrey Oatley | Director |
| Robert Ian Oatley | Director |
| Richard Francis Egerton Warburton | Director |
| Martin Moule Hudson | Company Secretary |
| John Leonard Morton | Former Company Secretary |
| Michael John Astley | Former Director |
| Ian Baines Bruce | Former Director |
| Brian Arthur Fricker | Former Director |
| Graham John Kraehe | Former Director, Chief Executive Officer |
| Thomas Pearson Park | Former Director, Chief Executive Officer |

The Company is obliged to meet the full amount of all such liabilities.

In addition, Directors and officers of the Company are indemnified pursuant to the Constitution of the Company against personal liability arising from their respective positions within the Company and its related bodies corporate.

The Company holds a Directors' and officers' insurance policy on behalf of current Directors and officers of the Company and its controlled entities. The period of the policy extends from 30 June 2002 to 30 June 2003 and the premium was paid on 20 August 2002. The insurance contract prohibits further disclosure.

The Company also holds a Directors' and officers' insurance policy on behalf of former Directors and officers of the Company and its controlled entities. The period of the policy extends from 30 June 2001 to 27 February 2008 and the premium was paid on 27 February 2001. The insurance contract prohibits further disclosure.

## Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.



**Richard H Allert, AM, Director**

30 August 2002

# Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2002

| | Note | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|---|
| Revenue from ordinary activities | 4 | **2,822,342** | 3,628,272 |
| Expenses from ordinary activities, excluding borrowing costs | 5 | **2,376,781** | 3,271,055 |
| Borrowing costs | | **76,698** | 91,060 |
| Share of net profits (losses) of associates and joint ventures accounted for using the equity method | 31 | **(57)** | (186) |
| **Profit from ordinary activities before related income tax expense** | | **368,806** | 265,971 |
| Income tax expense relating to ordinary activities | 7 | **55,670** | 46,178 |
| **Profit from ordinary activities after income tax** | | **313,136** | 219,793 |
| Net profit attributable to outside equity interests | | **478** | 4,755 |
| **Net profit attributable to members of Southcorp Limited** | | **312,658** | 215,038 |
| **Non-owner transaction changes in equity** | | | |
| Net exchange differences on translation of financial statements of self-sustaining foreign operations | | **(21,385)** | 21,631 |
| Decrease in equity on the adoption of AASB 1041: Revaluation of Non-Current Assets | | | |
| - Decrease in asset revaluation reserve | | - | (55,033) |
| - Decrease in foreign currency translation reserve | | - | (1,164) |
| - Decrease in retained profits | | - | (51,300) |
| Increase in equity on the adoption of AASB 1037: Self-Generating and Regenerating Assets - Increase in retained profits | | - | 40,725 |
| **Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity** | | **(21,385)** | (45,141) |
| **Total changes in equity from non-owner transactions attributable to members of Southcorp Limited** | | **291,273** | 169,897 |
| Basic earnings per share | | **42.4 cents** | 32.3 cents |
| Diluted earnings per share | | **42.2 cents** | 32.2 cents |

THE STATEMENT OF FINANCIAL PERFORMANCE IS TO BE READ IN CONJUNCTION WITH THE DISCUSSION AND ANALYSIS ON PAGE 47 AND THE NOTES TO THE FINANCIAL STATEMENTS SET OUT ON PAGES 49-54.

# Statement of Financial Position

AS AT 30 JUNE 2002

| | Note | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash assets | | **42,540** | 113,282 |
| Receivables | | **552,511** | 553,680 |
| Inventories | | **624,098** | 678,449 |
| Other | | **11,075** | 20,178 |
| **Total current assets** | | **1,230,224** | 1,365,589 |
| **Non-current assets** | | | |
| Receivables | | **83,316** | 174,299 |
| Investments accounted for using the equity method | | **1,576** | 31,158 |
| Other financial assets | | **41,160** | 46,969 |
| Inventories | | **240,623** | 289,007 |
| Property, plant and equipment | | **648,505** | 821,751 |
| Grape vines | | **172,569** | 167,729 |
| Intangible assets | | **1,285,282** | 1,438,068 |
| Deferred tax assets | | **34,858** | 41,206 |
| Other | | **8,905** | 15,054 |
| **Total non-current assets** | | **2,516,794** | 3,025,241 |
| **Total assets** | | **3,747,018** | 4,390,830 |
| **Current liabilities** | | | |
| Payables | | **361,310** | 384,152 |
| Interest-bearing liabilities | | **59,914** | 47,395 |
| Current tax liabilities | | **47,990** | 1,419 |
| Provisions | | **233,056** | 285,128 |
| **Total current liabilities** | | **702,270** | 718,094 |
| **Non-current liabilities** | | | |
| Payables | | **1,143** | 169 |
| Interest-bearing liabilities | | **686,178** | 1,476,902 |
| Deferred tax liabilities | | **73,685** | 88,648 |
| Provisions | | **26,021** | 42,119 |
| **Total non-current liabilities** | | **787,027** | 1,607,838 |
| **Total liabilities** | | **1,489,297** | 2,325,932 |
| **Net assets** | | **2,257,721** | 2,064,898 |
| **Equity** | | | |
| Contributed equity | | **1,489,947** | 1,417,028 |
| Reserves | | **102,775** | 124,160 |
| Retained profits | 8 | **664,989** | 515,068 |
| **Equity attributable to members of Southcorp Limited** | | **2,257,711** | 2,056,256 |
| Outside equity interests | | **10** | 8,642 |
| **Total equity** | 10 | **2,257,721** | 2,064,898 |

THE STATEMENT OF FINANCIAL POSITION IS TO BE READ IN CONJUNCTION WITH THE DISCUSSION AND ANALYSIS ON PAGE 47 AND THE NOTES TO THE FINANCIAL STATEMENTS SET OUT ON PAGES 49-54.

# Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2002

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Cash receipts in the course of operations | **2,102,332** | 2,833,937 |
| Cash payments in the course of operations | **(1,871,254)** | (2,562,132) |
| Income taxes paid | **(28,266)** | (78,247) |
| **Net operating cash flows** | **202,812** | 193,558 |
| **Cash flows from investing activities** | | |
| Dividends received | **86** | 652 |
| Payments for property, plant and equipment and grape vines | **(118,321)** | (139,031) |
| Proceeds from sale of property, plant and equipment and grape vines | **13,639** | 34,781 |
| Payments for equity investments | **–** | (4,925) |
| Proceeds from sale of equity investments | **1,881** | 7,054 |
| Proceeds from sale of other non-current assets | **1,366** | – |
| Payments for equity accounted investments | **(1,980)** | – |
| Payments for controlled entities, net of cash acquired | **(783)** | (1,396,230) |
| Proceeds from divestment of controlled entities and businesses, net of cash disposed | **680,833** | 721,121 |
| Payments for transaction and restructure costs of controlled entities and businesses divested | **(43,222)** | (24,660) |
| Other payments | **(2,007)** | (3,091) |
| **Net investing cash flows** | **531,492** | (804,329) |
| **Cash flows from financing activities** | | |
| Proceeds from issue of shares | **53,218** | 542,474 |
| Dividends paid | **(144,016)** | (106,368) |
| Proceeds from deferred consideration of controlled entities and businesses divested in prior years | **121,210** | 1,352 |
| Interest and other borrowing costs paid | **(83,211)** | (91,969) |
| Interest received | **14,774** | 13,364 |
| Loans advanced | **(5,370)** | (4,950) |
| Proceeds from repayments of loans | **12,838** | 30,096 |
| Proceeds from borrowings | **472,301** | 462,057 |
| Repayment of borrowings | **(1,206,039)** | (219,664) |
| **Net financing cash flows** | **(764,295)** | 626,392 |
| **Net increase (decrease) in cash held** | **(29,991)** | 15,621 |
| Cash at beginning of year | **72,305** | 48,953 |
| Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year | **(1,267)** | 7,731 |
| **Cash at end of year** | **41,047** | 72,305 |

THE STATEMENT OF CASH FLOWS IS TO BE READ IN CONJUNCTION WITH THE DISCUSSION AND ANALYSIS ON PAGE 48 AND THE NOTES TO THE FINANCIAL STATEMENTS SET OUT ON PAGES 49-54.

# Discussion and Analysis

FOR THE YEAR ENDED 30 JUNE 2002

### Statement of Financial Performance

The consolidated entity's total revenue decreased by 22.2% to $2,822.3 million, which included $703.5 million proceeds from the divestment of the Water Heater businesses and residual assets of previously divested businesses. The prior period included revenue of $964.2 million from the divestment of the Packaging businesses.

Total sales and service revenues declined 19.9% to $2,002.9 million due to the divestment of the Australasian Water Heater and Clean Air Systems businesses in December 2001 and the US Water Heater business in March 2002. The prior year also included sales of $755.1 million from the Packaging businesses which were divested in January and February 2001. Wine sales rose by 43.8% to $1,524.9 million from $1,060.5 million in the prior period which included Rosemount from 1 January 2001. Water Heater sales decreased to $478.0 million compared to $684.3 million in the prior year due to the divestment of the businesses during the year.

Profit from ordinary activities before borrowing costs and income tax increased 24.8% to $445.5 million.

Wine profit increased 58.1% to $250.5 million from $158.4 million in the prior year due to the underlying growth within the business as well as a full year contribution from Rosemount. The impact of the 2002 vintage on the Company's vineyards resulted in a reduction in the net profit from Self-Generating and Regenerating Assets from $35.7 million in the prior year to $0.2 million.

Water Heater profit increased by 140.3% to $183.2 million, which includes $149.1 million profit on divestment of the business and operating profit to the dates of divestment.

Borrowing costs decreased by $14.4 million to $76.7 million due to lower interest-bearing liabilities and a decrease in the average interest rate.

The fall in the effective tax rate to 15.1% is primarily as a result of non-assessable capital profits on the sale of the Water Heater businesses and utilisation of tax losses, the benefit of which has not been previously brought to account.

Return on equity (net profit attributable to the members of the Company on equity attributable to members of the Company) increased from 10.5% to 13.8%. This increase was mainly due to higher profits in the current year. Basic earnings per share increased from 32.3 cents to 42.4 cents mainly reflecting higher profits.

### Statement of Financial Position

The consolidated entity's net assets increased by 9.3% to $2,257.7 million over the year. This increase of $192.8 million reflects:

- profit after tax attributable to members of Southcorp Limited of $312.7 million less dividends provided for or paid of $162.7 million, increasing net assets by $149.9 million
- an increase in contributed equity of $72.9 million, reflecting the issue of 13,806,706 shares at an average price of $5.28
- exchange fluctuations on translation of overseas entities, decreasing net assets by $21.4 million
- a decrease in outside equity interests of $8.6 million reflecting the divestment of a partly owned Water Heater business.

Total assets decreased by $643.8 million or 14.7% to $3,747.0 million from $4,390.8 million in the prior year. Of this decrease, $625.3 million is due to the divestment of the Water Heater businesses and residual assets of previously divested businesses. This included property, plant and equipment of $223.0 million, receivables of $146.3 million, intangibles of $114.2 million and inventories of $84.2 million.

Total liabilities decreased by $836.6 million or 36.0% to $1,489.3 million from $2,325.9 million in the prior year. Of this decrease, $147.0 million is due to the divestment of the Water Heater businesses, which included provisions of $67.5 million, payables of $64.9 million and interest-bearing liabilities of $12.9 million. Other significant movements included:

- interest-bearing liabilities decreased by $765.3 million to $746.1 million mainly due to the proceeds from divested businesses being used to reduce debt
- payables increased by $43.1 million
- tax liabilities increased by $33.3 million.

The gearing ratio (net debt/net debt plus equity) at June 2002 is 23.8%, down from 40.6% in the prior year. Total equity increased by $192.8 million and net debt decreased by $707.5 million.

## Statement of Cash Flows

Net cash flows from operating activities were $202.8 million, an increase of $9.3 million over the previous year. The increase in operating cash flows was mainly due to lower income tax payments during the year, a reduction in Wine inventories and an increase in Wine trade creditors, offset by an increase in Wine trade debtors.

Capital expenditure on property, plant and equipment and grape vines of $118.3 million was a decrease of $20.7 million from the prior year as a result of the divestment of the Water Heater businesses during the year. Proceeds from sale of property, plant and equipment and grape vines of $13.6 million was mainly due to the disposal of surplus Wine properties.

Proceeds of $680.8 million were received during the year from the divestment of the Water Heater businesses and residual assets of previously divested businesses. Payments of $43.2 million were incurred relating to transaction and restructure costs associated with business divestments.

The decrease in net cash flows from financing activities was mainly due to the repayment of borrowings following the divestment of the Water Heater businesses and the deferred consideration of $121.2 million received for businesses divested in previous years.

Dividends of $144.0 million were paid during the year and $53.2 million was received from the issue of shares as a result of employee and executive options being exercised.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

## 1. Basis of preparation of Concise Financial Report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039: Concise Financial Reports and applicable Urgent Issues Group Consensus Views.

The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. The concise report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

## 2. Changes in Accounting Policies

### Segment reporting

The consolidated entity has applied revised accounting standard AASB 1005: Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. This has not led to any change in business segments reported.

Geographical segments are now identified on location of customers and location of assets, previously these segments were based on country of manufacture.

Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the consolidated entity due to this change.

### Earnings per share

The consolidated entity has applied revised accounting standard AASB 1027: Earnings Per Share (issued June 2001) for the first time from 1 July 2001.

Diluted earnings per share (EPS) for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period. There is no change required to the basic EPS calculation.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

### Discontinuing operations

As the announcement of the plan to divest the Water Heater businesses occurred prior to 1 July 2001 and the divestments occurred before 30 June 2002, under the transitional arrangements, the provisions of AASB 1042: Discontinuing Operations (issued August 2000) are not applicable.

## 3. Segment Reporting

### Primary reporting – Business segments

| 2002 ($'000) | Wine | Water Heater | Packaging | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Segment revenue | 1,612,028 | 478,903 | | 2,090,931 | 703,508 | | 2,794,439 |
| Other unallocated revenue | | | | | | 27,903 | 27,903 |
| Total revenue | 1,612,028 | 478,903 | | 2,090,931 | 703,508 | 27,903 | 2,822,342 |
| **Result** | | | | | | | |
| Segment result after amortisation | 250,480 | 34,181 | | 284,661 | 149,063 | | 433,724 |
| Unallocated | | | | | | (3,432) | (3,432) |
| Earnings before interest and tax | 250,480 | 34,181 | | 284,661 | 149,063 | (3,432) | 430,292 |
| Net interest and other borrowing costs | | | | | | | (61,486) |
| Profit from ordinary activities before income tax | | | | | | | 368,806 |
| Income tax expense | | | | | | | (55,670) |
| Profit from ordinary activities after income tax | | | | | | | 313,136 |
| **Assets** | | | | | | | |
| Segment assets | 3,455,494 | | | 3,455,494 | | | 3,455,494 |
| Unallocated assets | | | | | | 291,524 | 291,524 |
| Consolidated total assets | | | | | | | 3,747,018 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 483,818 | | | 483,818 | | | 483,818 |
| Unallocated liabilities | | | | | | 1,005,479 | 1,005,479 |
| Consolidated total liabilities | | | | | | | 1,489,297 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non–current assets | 83,798 | 14,620 | | 98,418 | | | 98,418 |
| Depreciation and amortisation of segment assets | 85,045 | 13,402 | | 98,447 | | | 98,447 |
| Other non-cash expenses | 37,771 | 7,192 | | 44,963 | | | 44,963 |
| Share of net profit (loss) from associates and joint venture entities | (208) | | | (208) | 151 | | (57) |
| Investments accounted for by the equity method | 1,576 | | | 1,576 | | | 1,576 |

| 2001 ($'000) | Wine | Water Heater | Packaging | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Segment revenue | 1,160,901 | 686,664 | 770,930 | 2,618,495 | 964,161 | | 3,582,656 |
| Other unallocated revenue | | | | | | 45,616 | 45,616 |
| Total revenue | 1,160,901 | 686,664 | 770,930 | 2,618,495 | 964,161 | 45,616 | 3,628,272 |
| **Result** | | | | | | | |
| Segment result after amortisation | 158,421 | 76,245 | 58,953 | 293,619 | 58,221 | | 351,840 |
| Unallocated | | | | | | (10,190) | (10,190) |
| Earnings before interest and tax | 158,421 | 76,245 | 58,953 | 293,619 | 58,221 | (10,190) | 341,650 |
| Net interest and other borrowing costs | | | | | | | (75,679) |
| Profit from ordinary activities before income tax | | | | | | | 265,971 |
| Income tax expense | | | | | | | (46,178) |
| Profit from ordinary activities after income tax | | | | | | | 219,793 |

## Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

### 3. Segment Reporting continued

#### Primary reporting – Business segments

| 2001 ($'000) (Continued) | Wine | Water Heater | Packaging | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Segment assets | 3,319,772 | 580,839 | | 3,900,611 | | | 3,900,611 |
| Unallocated assets | | | | | | 490,219 | 490,219 |
| Consolidated total assets | | | | | | | 4,390,830 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 386,998 | 122,802 | | 509,800 | | | 509,800 |
| Unallocated liabilities | | | | | | 1,816,132 | 1,816,132 |
| Consolidated total liabilities | | | | | | | 2,325,932 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non–current assets | 1,497,309 | 35,191 | 23,242 | 1,555,742 | | | 1,555,742 |
| Depreciation and amortisation of segment assets | 60,042 | 22,541 | 40,529 | 123,112 | | | 123,112 |
| Other non-cash expenses | 63,912 | 3,965 | (2,972) | 64,905 | | | 64,905 |
| Share of net profit (loss) from associates and joint venture entities | (149) | | (37) | (186) | | | (186) |
| Investments accounted for by the equity method | 619 | | | 619 | | 30,539 | 31,158 |

#### Secondary reporting – Geographic segments

| **2002 ($'000)** | Australasia | UK /Europe | Americas | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **External segment revenue by location of customers** | | | | | | | |
| Wine | **554,980** | **510,941** | **546,107** | **1,612,028** | | | **1,612,028** |
| Water Heater and Other | **143,195** | **10,282** | **325,426** | **478,903** | **703,508** | | **1,182,411** |
| Total segment revenue | **698,175** | **521,223** | **871,533** | **2,090,931** | **703,508** | | **2,794,439** |
| **Result** | | | | | | | |
| Wine | | | | | | | |
| Earnings before interest, tax and amortisation | **80,919** | **72,016** | **134,394** | **287,329** | | | **287,329** |
| Amortisation of goodwill | | | | | | **(36,849)** | **(36,849)** |
| Earnings before interest and tax | **80,919** | **72,016** | **134,394** | **287,329** | | **(36,849)** | **250,480** |
| Water Heater and Other | **29,481** | **1,011** | **3,689** | **34,181** | **149,063** | | **183,244** |
| Segment result after amortisation | **110,400** | **73,027** | **138,083** | **321,510** | **149,063** | **(36,849)** | **433,724** |
| Unallocated | | | | | | **(3,432)** | **(3,432)** |
| Earnings before interest and tax | **110,400** | **73,027** | **138,083** | **321,510** | **149,063** | **(40,281)** | **430,292** |
| Net interest and other borrowing costs | | | | | | | **(61,486)** |
| Profit from ordinary activities before income tax | | | | | | | **368,806** |
| Income tax expense | | | | | | | **(55,670)** |
| Profit from ordinary activities after income tax | | | | | | | **313,136** |
| **Assets** | | | | | | | |
| Segment assets by location | **2,995,063** | **256,545** | **203,886** | **3,455,494** | | | **3,455,494** |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non–current assets | **86,985** | **1,952** | **9,481** | **98,418** | | | **98,418** |

## 3. Segment Reporting continued

### Secondary reporting - Geographic segments

| 2001 ($'000) | Australasia | UK /Europe | Americas | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **External segment revenue by location of customers** | | | | | | | |
| Wine | 507,617 | 317,959 | 335,325 | 1,160,901 | | | 1,160,901 |
| Water Heater and Other | 807,306 | 21,555 | 628,733 | 1,457,594 | 964,161 | | 2,421,755 |
| Total segment revenue | 1,314,923 | 339,514 | 964,058 | 2,618,495 | 964,161 | | 3,582,656 |
| **Result** | | | | | | | |
| Wine | | | | | | | |
| Earnings before interest, tax and amortisation | 81,109 | 22,646 | 73,738 | 177,493 | | | 177,493 |
| Amortisation of goodwill | | | | | | (19,072) | (19,072) |
| Earnings before interest and tax | 81,109 | 22,646 | 73,738 | 177,493 | | (19,072) | 158,421 |
| Water Heater, Packaging and Other | 114,549 | 2,950 | 17,699 | 135,198 | 58,221 | | 193,419 |
| Segment result after amortisation | 195,658 | 25,596 | 91,437 | 312,691 | 58,221 | (19,072) | 351,840 |
| Unallocated | | | | | | (10,190) | (10,190) |
| Earnings before interest and tax | 195,658 | 25,596 | 91,437 | 312,691 | 58,221 | (29,262) | 341,650 |
| Net interest and other borrowing costs | | | | | | | (75,679) |
| Profit from ordinary activities before income tax | | | | | | | 265,971 |
| Income tax expense | | | | | | | (46,178) |
| Profit from ordinary activities after income tax | | | | | | | 219,793 |
| **Assets** | | | | | | | |
| Segment assets by location | 3,350,908 | 166,473 | 383,230 | 3,900,611 | | | 3,900,611 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non-current assets | 1,521,556 | 5,599 | 28,587 | 1,555,742 | | | 1,555,742 |

### Compilation of segment information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenues, interest bearing loans, other borrowings, corporate assets and corporate expenses. Segment revenue includes sales and other revenue and represents external sales only as inter-segment sales are not material. Segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments comprise the following, based on the management reporting system:

- Wine - including viticulture and production of table, sparkling and fortified wines.
- Water Heater - included the manufacture of domestic and commercial water heaters and clean air systems. This segment was divested during the year ended 30 June 2002.
- Packaging - included the manufacture of industrial and consumer packaging. This segment was divested during the year ended 30 June 2001.

The consolidated entity's business segments operate geographically mainly as follows:

- Australasia - Viticulture, production and sale of wine and manufacture and sale of water heaters and clean air systems. In the prior period, manufacturing and sale of industrial and consumer packaging.
- UK/Europe - Customers for wine mainly exported from Australia with some viticulture and production of wine in France. Customers for clean air systems exported from Australia and manufacture and sale of clean air systems.
- Americas - Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA. Manufacture and sale of water heaters and customers for clean air systems exported from Australia. In the prior period, manufacture and sale of industrial and consumer packaging.

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|
| **4. Revenue from ordinary activities** | | |
| **Revenue from operating activities** | | |
| Sale of goods | **1,999,975** | 2,492,580 |
| Rendering of services | **2,909** | 7,443 |
| Dividends received | **86** | 254 |
| Interest received | **15,212** | 15,381 |
| Net market value of own-grown grapes | **63,445** | 83,002 |
| Royalties | **230** | 929 |
| | **2,081,857** | 2,599,589 |
| **Revenue from outside operating activities** | | |
| Proceeds from sale of non-current assets | **19,399** | 41,835 |
| Proceeds from divestment of controlled entities and businesses | **703,508** | 964,161 |
| Rents | **5,615** | 2,302 |
| Other | **11,963** | 20,385 |
| | **740,485** | 1,028,683 |
| **Total revenue from ordinary activities** | **2,822,342** | 3,628,272 |
| **5. Expenses from ordinary activities, excluding borrowing costs** | | |
| Cost of goods sold | **1,165,367** | 1,685,287 |
| Administration expenses | **92,345** | 153,667 |
| Selling, marketing and distribution expenses | **453,334** | 416,205 |
| Written down value of net assets, transaction and restructure costs of controlled entities and businesses divested | **554,445** | 905,940 |
| Other expenses from ordinary activities | **111,290** | 109,956 |
| **Total expenses from ordinary activities, excluding borrowing costs** | **2,376,781** | 3,271,055 |
| **6. Individually significant items included in profit from ordinary activities before income tax expense** | | |
| Proceeds from divestment of controlled entities and businesses | **703,508** | 964,161 |
| Written down value of net assets, transaction and restructure costs of controlled entities and businesses divested | **554,445** | 905,940 |
| Net profit on divestment of controlled entities and businesses | **149,063** | 58,221 |
| Write-down in value of wine inventory | – | 44,954 |
| **7. Income tax expense** | | |
| Prima facie income tax expense calculated on profit from ordinary activities at 30% (2001: 34%) | **110,642** | 90,430 |
| Increase (decrease) in tax expense due to: | | |
| Overseas tax rate differential | **(1,952)** | (2,822) |
| Non-assessable profits on divestment of controlled entities, businesses and other assets | **(38,946)** | (40,680) |
| Benefit of unbooked tax losses recouped less current year losses not tax effected | **(15,440)** | (8,742) |

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|
| **7. Income tax expense continued** | | |
| Restatement of deferred tax balances to reflect change in company tax rate | - | (4,002) |
| Net decrement in net market value of grape vines | **132** | (1,658) |
| Depreciation and amortisation | **8,185** | 8,995 |
| Other items | **8** | 4,920 |
| Income tax under (over) provided in previous years | **(6,959)** | (263) |
| **Income tax expense relating to profit from ordinary activities** | **55,670** | 46,178 |
| **8. Retained profits** | | |
| Retained profits at beginning of year | **515,068** | 454,603 |
| Net profit attributable to members of Southcorp Limited | **312,658** | 215,038 |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | - | (51,300) |
| Net effect on the adoption of AASB 1037: Self-Generating and Regenerating Assets | - | 40,725 |
| Total available for appropriation | **827,726** | 659,066 |
| Dividends provided for or paid | **162,737** | 143,998 |
| **Retained profits at end of year** | **664,989** | 515,068 |
| **9. Dividends** | | |
| Adjustment to final ordinary dividend paid on 8 October 2001 (2001: 9 October 2000) | **21** | 3 |
| Interim ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, (2001: 10 cents per share franked to 50% with Class C (30%) franking credits) was paid on 1 July 2002 (2001: 2 July 2001) | **81,355** | 63,145 |
| A final ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, (2001: 11 cents per share, franked to 50% with Class C (30%) franking credits) is payable on 7 October 2002 (2001: 8 October 2001) | **81,361** | 80,850 |
| | **162,737** | 143,998 |
| **10. Total equity reconciliation** | | |
| Total equity at beginning of year | **2,064,898** | 1,487,884 |
| Total changes in parent entity interests in equity recognised in statement of financial performance | **291,273** | 169,897 |
| Transactions with owners as owners | | |
| - Contributions of equity | **72,919** | 546,695 |
| - Dividends | **(162,737)** | (143,998) |
| Total changes in outside equity interests | **(8,632)** | 4,420 |
| **Total equity at end of year** | **2,257,721** | 2,064,898 |
| **11. Contingent liabilities** | | |
| Contingent liabilities arising in respect of various performance and other guarantees provided to third parties | **8,024** | 10,166 |
| Termination benefits payable in certain circumstances to directors and executives under service agreements | **2,601** | 4,757 |

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected. In addition to the above, there are legal actions against certain controlled entities which are being defended, liability denied and based on legal advice no material loss is expected.

## Directors' Declaration

In the opinion of the Directors of Southcorp Limited, the accompanying concise financial report of the consolidated entity, comprising Southcorp Limited and its controlled entities for the year ended 30 June 2002, set out on pages 44 to 54:

(a) has been derived from, or is consistent with, the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039: Concise Financial Reports.

Signed in accordance with a resolution of the Directors.

**Richard H Allert, AM, Director**
30 August 2002

## Independent Audit Report

ON THE CONCISE FINANCIAL REPORT TO THE MEMBERS OF SOUTHCORP LIMITED

### Scope

We have audited the concise financial report of Southcorp Limited ("the Company") and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 11, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 44 to 54 in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Southcorp Limited and its controlled entities for the year ended 30 June 2002. Our audit report on the full financial report was signed on 30 August 2002 and was not subject to any qualification.

Our procedures, in respect of the audit of the concise financial report, included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures that were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039: Concise Financial Reports, issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

### Audit opinion

In our opinion, the concise financial report of Southcorp Limited and its controlled entities for the year ended 30 June 2002 complies with Accounting Standard AASB 1039: Concise Financial Reports, issued in Australia.

**KPMG**

**L J Gulson**
Partner
Sydney
30 August 2002

# Investor Information

## Annual General Meeting

The Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia, on Thursday, 31 October 2002, at 10.00 am. Full details of the business of the meeting are contained in the separate Notice of Meeting sent to shareholders.

## Voting at the Annual General Meeting

Voting rights are governed by the Company's Constitution, which provides that each shareholder present at the Annual General Meeting, in person or by proxy, shall have one vote on a show of hands, and upon a poll, one vote for each fully paid ordinary share held.

Voting by proxy is a most effective way for shareholders to participate in the Company's affairs. Shareholders who are unable to attend the Annual General Meeting are encouraged to complete and return the proxy form, which accompanies the Notice of Meeting sent to shareholders.

## Share Registry Enquiries

Shareholders requiring information about their holdings should contact the Company's share registry listed under the Directory on page 59. Alternatively, shareholders with Internet access can view their shareholdings in the Company's securities by visiting the Southcorp web site at www.southcorp.com.au. See the Shareholding Information Online section on page 57 for further details.

## Change of Address

Shareholders should immediately advise any change of address to the Company's share registry in writing, or to their sponsoring broker or non-broker participant for any CHESS holding. This will ensure that all Company communications and dividends are despatched to the correct address. For added protection, shareholders are requested to quote their previous address and their Securityholder Reference Number (SRN). In addition, shareholders who have registered to receive reports electronically should notify the share registry if they change their email address.

## Change of Name

Shareholders who change their name should contact the Company's share registry immediately to obtain advice on the supporting documentation required by the Company to register the name change.

## Dividends

The final dividend of 11 cents per share will be paid on 7 October 2002. The fully franked interim dividend of 11 cents per share was paid on 1 July 2002. Shareholders should retain all remittance advices and statements relating to dividend payments for taxation purposes.

The following options are available to shareholders for payment of dividends:

- By direct credit – Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Further information and an application form can be obtained from the Company's share registry.
- By cheque – Shareholders should bank dividend cheques as soon as possible to avoid the possibility of them being lost or stolen. Lost or stolen cheques should be reported to the Company's share registry immediately to enable a stop payment and replacement.

## Tax File Number (TFN) or Australian Business Number (ABN)

If you are an Australian shareholder or subject to Australia's taxation Acts, it is in your best interest to provide your TFN or ABN or exemption number, if you have not done so already, to avoid tax being deducted from any unfranked portion of the dividend payment. However, please note that you are not obliged to do so.

## Dividend Reinvestment Plan

The Company's Dividend Reinvestment Plan has been suspended until further notice, as advised to shareholders on 28 February 2000.

## Consolidation of Shareholdings

Shareholders who have more than one holding and wish to consolidate them into one account should contact the Company's share registry for advice on how to consolidate holdings.

### Company Publications

Shareholders will receive the following publications throughout the year to keep them informed of the Company's operations and results:

- Report on Half-Year Results*;
- Annual Report* and Notice of Annual General Meeting; and
- Report on Proceedings and Chairman's Address to Shareholders at the Annual General Meeting*

* The Annual and Half-Yearly Results reports and Chairman's Address will not be sent to shareholders who have requested that the Company remove their name from the mailing list.

The Annual Report is available in two formats – a concise report and a full report. The concise report is derived from the full report but contains an abridged financial report and notes to the accounts. The concise report also contains an Analysis and Discussion by Management section that is not required to be included in the full report. Shareholders will automatically receive the concise report unless they have advised that they wish to receive either the full report or no report. Copies of the full report are available to shareholders upon request at no cost, even if they have previously advised that they wish to receive the concise report. Alternatively, shareholders can register on the Company's web site at www.southcorp.com.au to receive reports electronically. See Electronic Communication with the Company, below, for details.

### Removal from Annual Report Mailing List

Shareholders who do not wish to receive a copy of the Annual Report should advise the Company's share registry in writing. These shareholders will continue to receive other information, including notices of shareholders' meetings, which are required to be sent to them by law.

### Electronic Communication with the Company

Shareholders can communicate electronically with the Company. This gives shareholders immediate access to Company reports and announcements, media releases and investor briefings as they are released to the market. Shareholders who would like to receive the above reports electronically can register their email address with the share registry via the Company's web site by going to www.southcorp.com.au, clicking on the Online Shareholder Registration button and following the on-screen instructions.

### Shareholding Information Online

In addition to receiving the above reports and briefings electronically, shareholders can check their holdings in Southcorp shares online by going to www.southcorp.com.au, clicking on the Shareholder Centre button and selecting the Registry button. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records. Any amendments to shareholders' data need to be notified to the Company's share registry in writing. However, in the near future, it is anticipated that shareholders will be able to amend certain details online.

### Markets on which Shares are Quoted in Australia

Southcorp Limited's shares are quoted on ASX and are dealt with on the Stock Exchange Automated Trading System (SEATS). The code under which the Company's shares are traded on ASX is SRP, and details of trading activity are published in the share tables of daily newspapers.

The Company's shares are also included in the ASX Exchange Traded Options List. Shares in Southcorp Limited are held in uncertificated form on either the CHESS subregister or the Issuer Sponsored subregister.

Shareholders who elect to hold their shares on the CHESS subregister must enter into a sponsorship agreement with a CHESS participant, such as a sharebroker or trustee company. Shareholders who do not enter into such a sponsorship agreement will automatically be registered on the Issuer Sponsored subregister.

A statement of all transactions that occur on either a CHESS or Issuer Sponsored holding is sent to shareholders following the end of the month in which a transaction occurs. Statements are also sent when an Issuer Sponsored holding is first established. Further information regarding CHESS and Issuer Sponsorship can be obtained from the Company's share registry or a sharebroker.

## Investor Information

### Statement of Shareholdings

Information relating to Shareholders as at 23 August 2002:
Distribution of shareholders and shareholdings

| | Shareholders | | Ordinary Shares | |
|---|---|---|---|---|
| Band (shares) | Number | % | Number | % |
| 1 - 1,000* | 27,465 | 33.84 | 16,797,317 | 2.27 |
| 1,001 - 5,000 | 41,960 | 51.70 | 101,676,920 | 13.75 |
| 5,001 - 10,000 | 7,182 | 8.85 | 51,833,821 | 7.00 |
| 10,001 - 100,000 | 4,359 | 5.37 | 95,642,820 | 12.93 |
| 100,001 and over | 198 | 0.24 | 473,736,810 | 64.05 |
| **Total** | **81,164** | **100.00** | **739,687,688** | **100.00** |

* Includes 1,616 holding less than a parcel of shares of $500.

| Twenty Largest Shareholders | Ordinary Shares | % of Issued |
|---|---|---|
| Reline Investments Pty Ltd | 139,948,924 | 18.92 |
| J P Morgan Nominees Australia Limited | 100,127,797 | 13.54 |
| Westpac Custodian Nominees Limited | 39,212,717 | 5.30 |
| National Nominees Ltd | 38,986,374 | 5.27 |
| RBC Global Services Australia Nominees Pty Limited | 14,971,790 | 2.02 |
| HKBA Nominees Ltd | 10,640,761 | 1.44 |
| MLC Limited | 9,818,697 | 1.33 |
| Citicorp Nominees Pty Ltd | 7,662,903 | 1.04 |
| Commonwealth Custodial Services Limited | 6,687,532 | 0.90 |
| ING Life Limited | 6,543,771 | 0.88 |
| Australian Foundation Investment Company Ltd | 5,922,044 | 0.80 |
| AMP Society | 5,821,745 | 0.79 |
| ANZ Nominees Limited | 5,353,731 | 0.72 |
| Queensland Investment Corporation | 5,095,978 | 0.69 |
| Cogent Nominees Pty Limited | 4,721,575 | 0.64 |
| Southcorp Executive Share and Option Plan Pty Ltd | 3,939,000 | 0.53 |
| Norbert Investments Pty Ltd | 3,860,721 | 0.52 |
| Perpetual Trustees Nominees Limited | 3,233,859 | 0.44 |
| Government Superannuation Office (a/c State Super Fund) | 2,747,914 | 0.37 |
| Victorian WorkCover Authority | 2,174,304 | 0.29 |
| **Total** | **417,472,137** | **56.43** |

### American Depositary Receipts

Southcorp Limited's shares are traded in sponsored American Depositary Receipt (ADR) form on the 'over-the-counter' market in the United States. Each ADR represents five Southcorp shares. ADR holders receive the same information that is sent to shareholders. Enquiries about ADR holdings should be made to The Bank of New York, Depositary Receipts Division, 101 Barclay Street, New York, NY 10286, USA. Alternatively, you can view the Bank of New York's ADR web site at www.adrbny.com.

### Substantial Shareholders

A substantial shareholder is one who has a relevant interest in 5% or more of the total issued shares of the Company. As at 23 August 2002, there were four substantial shareholders in the capital of the Company:

Please note that a substantial shareholder is only obliged to formally notify the Company when that shareholder's interest in the Company changes by 1% or more. None of the four substantial shareholders have so changed their respective interest since their notification dates set out below.

The Capital Group Companies, Inc. of 333 South Hope Street, Los Angeles, California, 90071, has a relevant interest in 66,204,692 ordinary shares in the Company (by notification dated 19 April 2002). This interest represented 8.96% of the issued shares of the Company.

Maple-Brown Abbott of 60 Margaret Street, Sydney NSW 2000 has a relevant interest in 47,738,486 ordinary shares in the Company (by notification dated 27 November 2001). This interest represented 6.46% of the issued shares of the Company.

Southcorp Limited of 403 Pacific Highway, Artarmon, NSW 2064, by virtue of a Shareholders' Deed dated 27 February 2001 between the Company, Reline Investments Pty Ltd, Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Robert Ian Oatley, has a relevant interest in 79,124,885 fully paid ordinary shares in itself as a consequence of Reline Investments' interest in 10% of Southcorp's issued capital and holdings of 6,798,700 shares held by the trustees of the Company's employee share and option plans. This interest represented 10.94% of the issued shares of the Company.

Reline Investments Pty Ltd of 18 Herbert Street, Artarmon NSW 2064 has a relevant interest in 132,538,589 ordinary shares in the Company (by notification dated 1 June 2001). This interest represented 18.26% of the issued shares of the Company.

## Directory

### Registered Office Southcorp Limited

ABN 80 007 722 643
403 Pacific Highway
Artarmon NSW 2064 Australia
or
PO Box 366
Artarmon NSW 1570 Australia
Telephone: 02 9465 1000
International: +61 2 9465 1000
Facsimile: 02 9465 1100
International: +61 2 9465 1100

**Company Secretary**
Martin M Hudson
**Auditors**
KPMG
**Corporate Solicitors**
Allens Arthur Robinson
Finlaysons

### Share Registry

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000 Australia
or
GPO Box 1903
Adelaide SA 5001 Australia
Telephone: 08 8236 2300
Toll Free: 1800 817 074
International: 61 8 8236 2300
Facsimile: 08 8236 2305
International: 61 8 8236 2305

## Southcorp and Australia's premium wine regions

### Barossa Valley

The Barossa Valley located in South Australia, is home to Southcorp's largest super premium red winemaking facility as well as some of the Company's finest vineyards, including Penfolds' historic Kalimna vineyard.

With around 1,000 hectares of mature vineyards, as well as new plantings, Southcorp is assured of continuing its reputation for producing super premium Penfolds red wines.

The Penfolds Winery, located in the township of Nuriootpa, processes up to 45,000 tonnes of fruit each vintage. An eight million case per annum bottling and packaging facility is located on the site.

### Coonawarra

Coonawarra, located 380 kilometres to the south east of the city of Adelaide, is one of Australia's renowned wine growing regions and the location of Wynns Coonawarra Estate Winery. The secret of Coonawarra's fame is the variety of soil and climate. Terra rossa soil, scarce throughout the world, is miraculous for maturing vines.

Producing fruit for some of the world's most distinctive super premium red wines, Southcorp's ownership of approximately 70% of the land defined as Coonawarra, ensures that Wynns Coonawarra Estate will always be recognised as the flagship brand of the region.

### Hunter Valley

Located to to the north of Sydney, the Hunter Valley has become Australia's most highly recognised wine growing region. The Hunter Valley is also the birthplace of Rosemount Estate, where the Company's Denman winery was established in 1970. The winery processes 25,000 tonnes of fruit each vintage and has on-site a seven million case per annum bottling and packaging facility.

Like Rosemount, the Hunter Valley is recognised for its fruit driven, easy drinking wines. Fruit is predominantly sourced from local growers as well as from the Company's vineyards located in the Hunter Valley and around the New South Wales townships of Orange and Mudgee.

### McLaren Vale

The McLaren Vale region, 25km south of Adelaide, South Australia, has become one of the most richly varied and highly developed areas in Australia. It produces intensely flavoured and coloured red wines and similarly powerful white wines. Among Southcorp's land under vine are the Edwards & Chaffey and Seaview vineyards.

Rosemount's Ryecroft winery has undergone significant development in recent years. The facility has the capacity to process 26,000 tonnes of fruit each vintage. This highly automated facility reflects the modern world of wine making, producing high volumes of premium and super premium wines.

### Sunraysia

Sunraysia is the heartland of the Lindemans brand and the home of Southcorp's largest facility, Lindemans Karadoc winery, situated 20 kilometres east of Mildura in north west Victoria. With its stable climate and modern irrigated vineyards, the region is perfect for producing the quality and consistency of fruit that has become the hallmark of Lindemans wines.

Designed and produced by Armstrong Miller+McLaren, Sydney – Melbourne.



## Financial Calendar 2002

| | |
|---|---|
| **26 February 2002** | Half-Year Results and Interim Dividend announced |
| **27 May 2002** | Record Date for Interim Dividend |
| **30 June 2002** | Year End |
| **1 July 2002** | Interim Dividend paid |
| **20 August 2002** | Annual Results and Final Dividend announced |
| **5 September 2002** | Record Date for Final Dividend |
| **7 October 2002** | Final Dividend payable |
| **31 October 2002** | Annual General Meeting |

This is a concise report.

A full financial and auditors' report will be sent to shareholders, free of charge, on request.

SOUTHCORP

Penfolds

AUSTRALIA'S
MOST FAMOUS WINE

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

WYNNS
COONAWARRA ESTATE

SEPPELT
EST 1851

Coldstream Hills

Devil's Lair

Leo Buring

**Annual General Meeting**

The Directors invite you to the Annual General Meeting of Southcorp Limited
to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia
on Thursday, 31 October 2002 at 10.00 am.


**Registered Office Southcorp Limited**

ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064 Australia

Telephone: 02 9465 1000, International: 612 9465 1000, Facsimile: 02 9465 1100

**www.southcorp.com.au**

# SOUTHCORP
# Financial Report 2002


ROSEMOUNT ESTATE
LINDEMANS
making life more enjoyable

This Financial Report should be read in conjunction with the 2002 Concise Report. The Financial Report, together with the Concise Report, constitutes the Full Annual Report for the year ended 30 June 2002.

# Statements of Financial Performance
for the year ended 30 June 2002

| | Note | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|---|
| Revenue from ordinary activities | 2 | **2,822,342** | 3,628,272 | **136,562** | 160,660 |
| Expenses from ordinary activities, excluding borrowing costs | 3 | **2,376,781** | 3,271,055 | **46,997** | 37,525 |
| Borrowing costs | 5 | **76,698** | 91,060 | **14,245** | 14,508 |
| Share of net profits (losses) of associates and joint ventures accounted for using the equity method | 31 | **(57)** | (186) | **–** | – |
| **Profit from ordinary activities before related income tax expense** | | **368,806** | 265,971 | **75,320** | 108,627 |
| Income tax expense relating to ordinary activities | 6 | **55,670** | 46,178 | **2,581** | 1,806 |
| **Profit from ordinary activities after income tax** | | **313,136** | 219,793 | **72,739** | 106,821 |
| Net profit attributable to outside equity interests | | **478** | 4,755 | **–** | – |
| **Net profit attributable to members of Southcorp Limited** | 29 | **312,658** | 215,038 | **72,739** | 106,821 |
| **Non-owner transaction changes in equity** | | | | | |
| Net exchange differences on translation of financial statements of self-sustaining foreign operations | 28 | **(21,385)** | 21,631 | **–** | – |
| Decrease in equity on the adoption of AASB 1041: Revaluation of Non-Current Assets | | | | | |
| – Decrease in asset revaluation reserve | 28 | **–** | (55,033) | **–** | (615) |
| – Decrease in foreign currency translation reserve | 28 | **–** | (1,164) | **–** | – |
| – Increase (decrease) in retained profits | 29 | **–** | (51,300) | **–** | 114 |
| Increase in equity on the adoption of AASB 1037: Self-Generating and Regenerating Assets | | | | | |
| – Increase in retained profits | 29 | **–** | 40,725 | **–** | – |
| **Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity** | | **(21,385)** | (45,141) | **–** | (501) |
| **Total changes in equity from non-owner transactions attributable to members of Southcorp Limited** | | **291,273** | 169,897 | **72,739** | 106,320 |
| Basic earnings per share for Southcorp Limited | 8 | **42.4 cents** | 32.3 cents | | |
| Diluted earnings per share for Southcorp Limited | 8 | **42.2 cents** | 32.2 cents | | |

The accompanying notes form part of these financial statements.

# Statements of Financial Position

as at 30 June 2002

| | Note | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|---|
| **Current assets** | | | | | |
| Cash assets | 9 | 42,540 | 113,282 | 3,535 | 12,798 |
| Receivables | 10 | 552,511 | 553,680 | 1,756,503 | 1,832,641 |
| Inventories | 11 | 624,098 | 678,449 | – | – |
| Other | 12 | 11,075 | 20,178 | 36 | 1,723 |
| **Total current assets** | | 1,230,224 | 1,365,589 | 1,760,074 | 1,847,162 |
| **Non-current assets** | | | | | |
| Receivables | 13 | 83,316 | 174,299 | 20,733 | 17,534 |
| Investments accounted for using the equity method | 14 | 1,576 | 31,158 | – | – |
| Other financial assets | 15 | 41,160 | 46,969 | 198,260 | 198,260 |
| Inventories | 16 | 240,623 | 289,007 | – | – |
| Property, plant and equipment | 17 | 648,505 | 821,751 | 684 | 8,712 |
| Grape vines | 18 | 172,569 | 167,729 | – | – |
| Intangible assets | 19 | 1,285,282 | 1,438,068 | – | – |
| Deferred tax assets | 6 | 34,858 | 41,206 | 2,029 | 2,292 |
| Other | 20 | 8,905 | 15,054 | – | – |
| **Total non-current assets** | | 2,516,794 | 3,025,241 | 221,706 | 226,798 |
| **Total assets** | | 3,747,018 | 4,390,830 | 1,981,780 | 2,073,960 |
| **Current liabilities** | | | | | |
| Payables | 21 | 361,310 | 384,152 | 151,622 | 243,745 |
| Interest-bearing liabilities | 22 | 59,914 | 47,395 | – | – |
| Current tax liabilities | 6 | 47,990 | 1,419 | 1,916 | 1,205 |
| Provisions | 23 | 233,056 | 285,128 | 163,553 | 146,789 |
| **Total current liabilities** | | 702,270 | 718,094 | 317,091 | 391,739 |
| **Non-current liabilities** | | | | | |
| Payables | 24 | 1,143 | 169 | – | – |
| Interest-bearing liabilities | 25 | 686,178 | 1,476,902 | – | – |
| Deferred tax liabilities | 6 | 73,685 | 88,648 | 1 | 255 |
| Provisions | 26 | 26,021 | 42,119 | 63 | 262 |
| **Total non-current liabilities** | | 787,027 | 1,607,838 | 64 | 517 |
| **Total liabilities** | | 1,489,297 | 2,325,932 | 317,155 | 392,256 |
| **Net assets** | | 2,257,721 | 2,064,898 | 1,664,625 | 1,681,704 |
| **Equity** | | | | | |
| Contributed equity | 27 | 1,489,947 | 1,417,028 | 1,489,947 | 1,417,028 |
| Reserves | 28 | 102,775 | 124,160 | 18,615 | 18,615 |
| Retained profits | 29 | 664,989 | 515,068 | 156,063 | 246,061 |
| **Equity attributable to members of Southcorp Limited** | | 2,257,711 | 2,056,256 | 1,664,625 | 1,681,704 |
| Outside equity interests | 30 | 10 | 8,642 | – | – |
| **Total equity** | | 2,257,721 | 2,064,898 | 1,664,625 | 1,681,704 |

The accompanying notes form part of these financial statements.

# Statements of Cash Flows

for the year ended 30 June 2002

| | Note | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Cash receipts in the course of operations | | **2,102,332** | 2,833,937 | **54,115** | 40,281 |
| Cash payments in the course of operations | | **(1,871,254)** | (2,562,132) | **(29,888)** | (31,949) |
| Income taxes paid | | **(28,266)** | (78,247) | **(1,861)** | (1,789) |
| **Net operating cash flows** | 42(a) | **202,812** | 193,558 | **22,366** | 6,543 |
| **Cash flows from investing activities** | | | | | |
| Dividends received | | **86** | 652 | **68,200** | 104,097 |
| Payments for property, plant and equipment and grape vines | | **(118,321)** | (139,031) | **(2,183)** | (4,887) |
| Proceeds from sale of property, plant and equipment and grape vines | | **13,639** | 34,781 | **735** | 404 |
| Payments for equity investments | | **–** | (4,925) | **–** | – |
| Proceeds from sale of equity investments | | **1,881** | 7,054 | **–** | – |
| Proceeds from sale of other non-current assets | | **1,366** | – | **–** | – |
| Payments for equity accounted investments | | **(1,980)** | – | **–** | – |
| Payments for controlled entities, net of cash acquired | 42(c) | **(783)** | (1,396,230) | **–** | – |
| Proceeds from divestment of controlled entities and businesses, net of cash disposed | 42(d) | **680,833** | 721,121 | **–** | – |
| Payments for transaction and restructure costs of controlled entities and businesses divested | | **(43,222)** | (24,660) | **(19,446)** | (3,540) |
| Net loans to controlled entities | | **–** | – | **(1,924)** | (550,942) |
| Other payments | | **(2,007)** | (3,091) | **–** | – |
| **Net investing cash flows** | | **531,492** | (804,329) | **45,382** | (454,868) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of shares | | **53,218** | 542,474 | **53,218** | 542,474 |
| Dividends paid | | **(144,016)** | (106,368) | **(144,016)** | (106,368) |
| Proceeds from deferred consideration of controlled entities and businesses divested in prior years | | **121,210** | 1,352 | **–** | – |
| Interest and other borrowing costs paid | | **(83,211)** | (91,969) | **(14,245)** | (14,508) |
| Interest received | | **14,774** | 13,364 | **16,312** | 15,650 |
| Loans advanced | | **(5,370)** | (4,950) | **(1,480)** | (700) |
| Proceeds from repayments of loans | | **12,838** | 30,096 | **13,200** | 18,005 |
| Proceeds from borrowings | | **472,301** | 462,057 | **–** | – |
| Repayment of borrowings | | **(1,206,039)** | (219,664) | **–** | – |
| **Net financing cash flows** | | **(764,295)** | 626,392 | **(77,011)** | 454,553 |
| **Net increase (decrease) in cash held** | | **(29,991)** | 15,621 | **(9,263)** | 6,228 |
| Cash at beginning of year | | **72,305** | 48,953 | **12,798** | 6,570 |
| Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year | | **(1,267)** | 7,731 | **–** | – |
| **Cash at end of year** | 42(b) | **41,047** | 72,305 | **3,535** | 12,798 |

The accompanying notes form part of these financial statements.

# Notes to the Financial Statements

## 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

### (a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

### (b) Reclassification of financial information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures or as a result of the first time application from 1 July 2001 of revised accounting standards, refer to note 1(w). Further reclassification has occurred by including amortisation of intangibles in other expenses from ordinary activities rather than in administration expenses as this is considered to be a more relevant and appropriate classification and comparatives have been restated.

### (c) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, being the chief entity, and its controlled entities (together being "the consolidated entity").

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated profit from ordinary activities from the date of acquisition or up to the date of disposal.

The controlled entities included in the consolidation are set out in note 46 and all balances and effects of transactions between controlled entities have been eliminated. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

### (d) Foreign currency translation

Foreign currency transactions are translated to Australian currency at exchange rates ruling at the dates of the transactions.

Amounts payable and receivable in foreign currencies at balance date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statements of financial performance in the periods in which the exchange rate changes, except where hedging specific anticipated transactions, relating to acquisition of qualifying assets, hedging net investment in self-sustaining operations or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, in the latter two cases, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve.

Where forward exchange contracts (including option contracts) are specifically designated to hedge the purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the statements of financial performance.

## Notes to the Financial Statements

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at balance date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statements of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including option contracts) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the foreign currency hedge are included in the statements of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statements of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the forecasted transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statements of financial performance.

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at an average rate for the year. Exchange differences arising on translation are transferred to the foreign currency translation reserve.

### (e) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for trading or speculative purposes.

Derivative transactions are designated as hedges and are accounted for on the same basis as the underlying exposure.

### (f) Revenue recognition

**Sale of goods**

Revenue from sale of goods is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

**Rendering of services**

Revenue from rendering services is recognised in the period in which the service is provided.

**Net market value of own-grown grapes**

The difference between the market value of harvested grapes and harvesting costs is recognised as revenue in the statements of financial performance during the period in which the harvest occurs.

**Grape vines net market value movements**

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statements of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred and are included in other expenses from ordinary activities.

**Interest revenue**

Interest revenue is recognised as it accrues.

## Notes to the Financial Statements

### 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

#### (f) Revenue recognition (continued)

**Sales of non-current assets**

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal. Any such gain or loss arising from disposal is included in profit from ordinary activities in the year of disposal.

**Dividends**

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received.

#### (g) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 7 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at balance date and specific provisions are made for any doubtful accounts.

#### (h) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

#### (i) Investments

**Controlled entities**

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

**Associates**

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence and where the investment in that entity has not been acquired with a view to disposal in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the associates' net profit or loss after tax is recognised in the consolidated statements of financial performance after adjustments for dissimilar accounting policies, amortisation of goodwill and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity or another associate of the consolidated entity. Other movements in reserves are recognised directly in the consolidated reserves.

## Notes to the Financial Statements

**Joint venture entities**

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

In the consolidated financial statements investments in joint venture entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the joint venture entity's net profit or loss after tax is recognised in the consolidated statements of financial performance. Other movements in reserves are recognised directly in consolidated reserves.

**Other entities**

Investments in other listed and unlisted companies are carried at the lower of cost and recoverable amount, being a directors' valuation based on market value at the time of the valuation.

### (j) Non-current assets

The carrying amounts of all non-current assets are reviewed half-yearly to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the difference is expensed.

In assessing recoverable amounts of non-current assets the relevant net cash flows have been discounted to their present values.

### (k) Property, plant and equipment

Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and an appropriate allocation of overheads and other incidental costs where they are directly attributable to the construction. Where applicable, borrowing costs are also capitalised to the cost of constructed property, plant and equipment using a weighted average interest rate (refer note 1(r)).

All items of property, plant and equipment are carried at the lower of cost, less accumulated depreciation, and recoverable amount.

Land and buildings are independently valued every three years, however these revalued amounts are not recognised in the financial statements.

All items of property, plant and equipment, including those items identified for sale, are subject to the ongoing half-yearly review as to whether they exceed the recoverable amount referred to in note 1(j).

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

### (l) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined by the directors as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, the directors have made certain assumptions including market prices, yields and quality of grapes and vineyard operating costs.

## Notes to the Financial Statements

### 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

#### (m) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed in equal instalments over the accounting periods covered by the terms of the leases.

#### (n) Intangibles

Goodwill, representing the difference between the cost of acquisition and the fair value of identifiable net assets in entities and businesses acquired, is amortised over the period of time during which benefits are expected to arise. Goodwill is amortised on a straight line basis over periods varying between 15 and 20 years.

Brand names, patents, trademarks and licences are carried at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations varying between 3 and 20 years. Brand names and licences which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete.

The carrying amount of all intangible assets is reviewed half-yearly and where this exceeds the recoverable amount the difference is expensed.

#### (o) Research and development costs

Research and development expenditure is expensed as incurred unless it relates to completely new products for which its recoverability is assured beyond any reasonable doubt. In such cases it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

All deferred research and development expenditure is reviewed half-yearly to determine the amount, if any, that is no longer recoverable. All such amounts are expensed.

#### (p) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to balance date and which are unpaid. Trade accounts payable are normally settled within 30 to 180 days, depending on the contractual terms with the suppliers.

#### (q) Borrowings

Bank loans and notes are carried on the statements of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statements of financial position at the net proceeds received, plus accrued interest at the contracted rate.

#### (r) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

## Notes to the Financial Statements

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current year this rate was 5.90% per annum (2001: 6.55%).

Previously capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statements of financial performance.

### (s) Income tax

The income statement liability method of tax effect accounting is applied throughout the consolidated entity.

Income tax expense for the year is calculated on the profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward on the statements of financial position as a future income tax benefit or a deferred income tax liability.

Future income tax benefits in relation to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt, and future income tax benefits in relation to carry forward tax losses are not brought to account as assets unless realisation is virtually certain.

### (t) Employee entitlements

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to balance date.

Provision for wages, salaries, sick leave, annual leave and the current portion of long service leave have been calculated at nominal amounts based on current wage and salary rates.

The provision for the non-current portion of long service leave has been calculated as the present value of the estimated future cash outflows for those entitlements. In determining this non-current liability, consideration has been given to future anticipated wage and salary increases and the consolidated entity's experience with staff departures.

These current and non-current provisions include allowances for all relevant on-costs.

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are charged against profit from ordinary activities in the year they are paid or become payable. Further information relating to superannuation funds is outlined in note 36.

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company has granted shares and options to employees and certain executives of the Company and controlled entities during the year. Further details relating to these plans are disclosed in notes 27 and 36. Costs incurred in administering these schemes are expensed as incurred.

### (u) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

#### Restructuring

A provision for restructuring on acquisition is only recognised at the date of the acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties and the amount can be reliably estimated. The provision relates only to costs associated with the acquired entity.

Other provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

#### Warranty

Provision is made for the consolidated entity's estimated liability on products under warranty at balance date. The estimate is based on the consolidated entity's warranty costs and claims experience, warranty periods given, specific known warranty issues and contractual arrangements.

## Notes to the Financial Statements

### 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

#### (v) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability on the statements of financial position.

Revenues are also recognised net of the wine equalisation tax (WET) and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability on the statements of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

#### (w) Changes in accounting policies

**Segment reporting**

The consolidated entity has applied revised accounting standard AASB 1005: Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. This has not led to any change in business segments reported.

Geographical segments are now identified on location of customers and location of assets, previously these segments were based on country of manufacture.

Comparative information has also been restated for the changes in definitions of segment revenues and results. There is no financial effect on the consolidated entity due to this change.

**Earnings per share**

The consolidated entity has applied revised accounting standard AASB 1027: Earnings Per Share (issued June 2001) for the first time from 1 July 2001.

Diluted earnings per share (EPS) for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period. There is no change required to the basic EPS calculation.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

**Discontinuing operations**

As the announcement of the plan to divest the Water Heater businesses occurred prior to 1 July 2001 and the divestments occurred before 30 June 2002, under the transitional arrangements, the provisions of AASB 1042: Discontinuing Operations (issued August 2000) are not applicable.

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **2. REVENUE FROM ORDINARY ACTIVITIES** | | | | |
| **Revenue from operating activities** | | | | |
| Sale of goods | 1,999,975 | 2,492,580 | – | – |
| Rendering of services | 2,909 | 7,443 | 47,232 | 24,885 |
| Dividends received | 86 | 254 | 68,200 | 104,097 |
| Interest received | 15,212 | 15,381 | 16,312 | 15,650 |
| Net market value of own-grown grapes | 63,445 | 83,002 | – | – |
| Royalties | 230 | 929 | – | – |
| | 2,081,857 | 2,599,589 | 131,744 | 144,632 |
| **Revenue from outside operating activities** | | | | |
| Proceeds from sale of non-current assets | 19,399 | 41,835 | 735 | 404 |
| Proceeds from divestment of controlled entities and businesses | 703,508 | 964,161 | – | – |
| Rents | 5,615 | 2,302 | – | – |
| Other | 11,963 | 20,385 | 4,083 | 15,624 |
| | 740,485 | 1,028,683 | 4,818 | 16,028 |
| **Total revenue from ordinary activities** | 2,822,342 | 3,628,272 | 136,562 | 160,660 |
| **3. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS** | | | | |
| Cost of goods sold | 1,165,367 | 1,685,287 | – | – |
| Administration expenses | 92,345 | 153,667 | 17,379 | 33,718 |
| Selling, marketing and distribution expenses | 453,334 | 416,205 | – | – |
| Written down value of net assets, transaction and restructure costs of controlled entities and businesses divested | 554,445 | 905,940 | 28,824 | 3,540 |
| Other expenses from ordinary activities | 111,290 | 109,956 | 794 | 267 |
| **Total expenses from ordinary activities, excluding borrowing costs** | 2,376,781 | 3,271,055 | 46,997 | 37,525 |
| **4. INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** | | | | |
| Proceeds from divestment of controlled entities and businesses | 703,508 | 964,161 | – | – |
| Written down value of net assets, transaction and restructure costs of controlled entities and businesses divested | 554,445 | 905,940 | 28,824 | 3,540 |
| Net profit (loss) on divestment of controlled entities and businesses | 149,063 | 58,221 | (28,824) | (3,540) |
| Write-down in value of wine inventory | – | 44,954 | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **5. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** | | | | |
| Profit from ordinary activities before income tax has been arrived at after crediting (charging): | | | | |
| **Interest received or receivable from:** | | | | |
| Controlled entities | – | – | 16,183 | 15,428 |
| Associated entities | 1,039 | 1,713 | – | – |
| Other persons | 14,173 | 13,668 | 129 | 222 |
| | 15,212 | 15,381 | 16,312 | 15,650 |
| **Borrowing costs** | | | | |
| **Interest paid or payable to:** | | | | |
| Controlled entities | – | – | (14,243) | (14,508) |
| Other persons | (75,999) | (98,779) | (2) | – |
| Lease finance charges | (71) | (72) | – | – |
| | (76,070) | (98,851) | (14,245) | (14,508) |
| Capitalised interest | 15,386 | 17,532 | – | – |
| Capitalised interest relieved | (13,902) | (7,818) | – | – |
| | (74,586) | (89,137) | (14,245) | (14,508) |
| Other borrowing costs | (2,023) | (2,158) | – | – |
| Borrowing costs capitalised | 376 | 517 | – | – |
| Borrowing costs relieved | (465) | (282) | – | – |
| | (2,112) | (1,923) | – | – |
| Net borrowing costs | (76,698) | (91,060) | (14,245) | (14,508) |
| Net interest income (expense) | (61,486) | (75,679) | 2,067 | 1,142 |
| **Dividends received from:** | | | | |
| Other entities | 86 | 254 | – | – |
| Controlled entities | – | – | 68,200 | 104,097 |
| | 86 | 254 | 68,200 | 104,097 |
| **Net profit (loss) on sale of non-current assets:** | | | | |
| Property, plant and equipment and grape vines | 111 | 1,116 | (59) | 137 |
| Other | 2,010 | 3,410 | – | – |
| | 2,121 | 4,526 | (59) | 137 |
| Net profit (loss) on divestment of controlled entities and businesses | 149,063 | 58,221 | (28,824) | (3,540) |
| Bad debts recovered | 71 | 101 | – | – |
| Net market value of own-grown grapes | 63,445 | 83,002 | – | – |
| **Depreciation of property, plant and equipment:** | | | | |
| Buildings | (3,650) | (5,105) | – | – |
| Plant and equipment | (56,674) | (92,249) | (552) | (1,120) |
| | (60,324) | (97,354) | (552) | (1,120) |

## Notes to the Financial Statements

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| **Amortisation of intangibles and other assets:** | | | | |
| Goodwill | **(38,586)** | (26,148) | **–** | – |
| Patents, trademarks and licences | **(2)** | (785) | **–** | – |
| Brand names | **(523)** | (1,053) | **–** | – |
| Establishment costs | **(115)** | (280) | **–** | – |
| Research and development expenditure | **(64)** | (82) | **–** | – |
| | **(39,290)** | (28,348) | **–** | – |
| **Net (expense) credit from movement in provisions:** | | | | |
| Employee entitlements | **(19,000)** | (6,527) | **69** | 67 |
| Doubtful trade debts | **874** | 2,510 | **–** | – |
| Doubtful loans | **(3,191)** | – | **–** | – |
| Warranty | **(584)** | (74) | **–** | – |
| Other | **(5,991)** | (441) | **–** | – |
| | **(27,892)** | (4,532) | **69** | 67 |
| Bad debts written off – trade debtors | **(392)** | (3,826) | **–** | – |
| Net decrement in net market value of grape vines | **(870)** | (4,996) | **–** | – |
| Net foreign exchange gains (losses) | **604** | (1,931) | **(187)** | 25 |
| Operating lease rental expense | **(17,809)** | (29,738) | **(766)** | (1,564) |
| Research and development expenditure | **(5,508)** | (8,617) | **–** | – |
| Write-down in value of wine inventory | **(7,427)*** | (44,954) | **–** | – |

* This writedown equates to 0.9% of inventory at 30 June 2002 and represents ongoing management of inventory obsolescence.

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **6. INCOME TAX** | | | | |
| Prima facie income tax expense calculated on profit from ordinary activities at 30% (2001: 34%) | 110,642 | 90,430 | 22,596 | 36,933 |
| Increase (decrease) in tax expense due to: | | | | |
| Rebates on dividends received | (18) | – | (20,460) | (35,393) |
| Research and development allowance | (58) | (521) | – | – |
| Overseas tax rate differential | (1,952) | (2,822) | – | – |
| Non-assessable profits on divestment of controlled entities, businesses and other assets | (38,946) | (40,680) | – | (50) |
| Benefit of unbooked tax losses recouped less current year losses not tax effected | (15,440) | (8,742) | – | – |
| Restatement of deferred tax balances to reflect change in company tax rate | – | (4,002) | – | 148 |
| Share of net (profits) losses of associates and joint venture entities | (43) | 13 | – | – |
| Net decrement in net market value of grape vines | 132 | (1,658) | – | – |
| Amortisation of intangibles | 11,543 | 8,630 | – | – |
| Depreciation | (3,358) | 365 | 46 | 19 |
| Other items | 127 | 5,428 | 354 | 456 |
| Income tax under (over) provided in previous years | (6,959) | (263) | 45 | (307) |
| **Income tax expense relating to profit from ordinary activities** | 55,670 | 46,178 | 2,581 | 1,806 |
| Income tax expense comprises: | | | | |
| Current income tax provision | 73,759 | 71,217 | 2,641 | 1,551 |
| Under (over) provision in previous years | (6,959) | (263) | 45 | (307) |
| Deferred income tax provision | (13,179) | (26,239) | (113) | (81) |
| Future income tax benefit | 2,049 | 1,463 | 8 | 643 |
| | 55,670 | 46,178 | 2,581 | 1,806 |
| **Tax balances** | | | | |
| Current tax liabilities – provision for current income tax | 47,990 | 1,419 | 1,916 | 1,205 |
| Deferred tax liabilities – provision for deferred income tax | 73,685 | 88,648 | 1 | 255 |
| Deferred tax assets – future income tax benefit | 34,858 | 41,206 | 2,029 | 2,292 |
| **Benefit for income tax losses incurred** | | | | |
| (a) Benefits recognised | | | | |
| Included in the statements of financial position are future income tax benefits in respect of tax losses which have been tax effected | 729 | – | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| (b) Benefits not recognised | | | | |
| The potential future income tax benefits in certain controlled entities arising from timing differences and tax losses not recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt: | | | | |
| Tax losses carried forward | 54,738 | 37,221 | – | – |
| Timing differences | 18,551 | (569) | – | – |
| Capital losses carried forward | – | 12,491 | – | – |
| | 73,289 | 49,143 | – | – |

The potential benefits will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant entities continue to comply with the conditions for the deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit from the deductions for the losses.

### 7. DIVIDENDS

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Adjustment to final ordinary dividend paid on 8 October 2001 (2001: 9 October 2000) | 21 | 3 | 21 | 3 |
| Interim ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, (2001: 10 cents per share, franked to 50% with Class C (30%) franking credits) was paid on 1 July 2002 (2001: 2 July 2001) | 81,355 | 63,145 | 81,355 | 63,145 |
| A final ordinary dividend of 11 cents per share, franked to 100% with Class C (30%) franking credits, (2001: 11 cents per share, franked to 50% with Class C (30%) franking credits) is payable on 7 October 2002 (2001: 8 October 2001) | 81,361 | 80,850 | 81,361 | 80,850 |
| | 162,737 | 143,998 | 162,737 | 143,998 |
| **Dividend franking account** | | | | |
| Balance of the franking account adjusted for franking credits which will arise from the payment of income tax provided in the financial statements, and after deducting franking credits to be used in the payment of the above ordinary dividends: Class C (30%) franking credits (2001: 30%). | 38,496 | 58,086 | (161,194) | (69,088) |

The Company will be able to access sufficient franking credits to eliminate its notional franking credits deficit.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. As a result, the franking credits available were converted for the consolidated entity from $38,496,000 to $16,498,000 and for the Company from ($161,194,000) to ($69,083,000) as at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **8. EARNINGS PER SHARE (EPS)** | Number of ordinary shares | | | |
| Weighted average number of ordinary shares used in the calculation of basic earnings per share | 737,945,045 | 665,194,953 | | |
| Add: weighted average potential ordinary shares | 3,573,310 | 3,514,590 | | |
| Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share | 741,518,355 | 668,709,543 | | |
| | $'000 | $'000 | | |
| Net profit used in calculating basic earnings per share and diluted earnings per share | 312,658 | 215,038 | | |

During the year, 11,066,706 (2001: 5,190,833) options were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 531,786.

During the year, 945,000 (2001: Nil) options were issued under the Executive Share and Option Plan, of which 60,000 (2001: Nil) were cancelled during the year. These have not been included in the calculation of diluted EPS as they were not dilutive.

The diluted EPS calculation includes options lapsed or cancelled. The weighted average number included is 72,524.

Since the end of the financial year, 560,000 ordinary shares have been issued due to the exercise of options granted under the Southcorp Executive Share and Option Plan.

Refer note 27 for full details of options.

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **9. CASH ASSETS** | | | | |
| Cash at bank and on hand | 33,246 | 83,216 | 3,535 | 12,798 |
| Short term deposits | 9,294 | 30,066 | – | – |
| | 42,540 | 113,282 | 3,535 | 12,798 |

**Short term deposits**

At balance date the short term deposits were bearing a weighted average floating interest rate of 2.34% (2001: 4.72%).

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **10. CURRENT RECEIVABLES** | | | | |
| Trade debtors | 471,019 | 418,088 | – | – |
| Provision for doubtful debts | 347 | 2,479 | – | – |
| | 470,672 | 415,609 | – | – |
| Loans to other entities | 14,688 | 6,943 | – | – |
| Provision for doubtful loans | – | 4,898 | – | – |
| | 14,688 | 2,045 | – | – |
| Loans and other amounts owing by associates and joint venture entities | 25,284 | 21,910 | – | – |
| Provision for doubtful loans | 3,191 | – | – | – |
| | 22,093 | 21,910 | – | – |
| Other debtors | 36,180 | 110,004 | 2,183 | 4,644 |
| Loans to executive directors | 56 | 192 | 56 | 192 |
| Loans to former executive directors and employees | 7,328 | 1,146 | 7,328 | 1,146 |
| Loans to employees | 1,494 | 2,774 | 1,494 | 2,760 |
| Amounts owing by controlled entities | – | – | 1,745,442 | 1,823,899 |
| | 552,511 | 553,680 | 1,756,503 | 1,832,641 |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **11. CURRENT INVENTORIES** | | | | |
| Raw materials and stores | | | | |
| – at cost | 31,683 | 49,952 | – | – |
| – at net realisable value | – | 739 | – | – |
| Work in progress | | | | |
| – at cost | 412,802 | 386,968 | – | – |
| – at net realisable value | 22,086 | 33,397 | – | – |
| Finished goods | | | | |
| – at cost | 156,723 | 205,914 | – | – |
| – at net realisable value | 804 | 1,479 | – | – |
| | 624,098 | 678,449 | – | – |
| **12. OTHER CURRENT ASSETS** | | | | |
| Prepayments | 11,075 | 20,178 | 36 | 1,723 |
| **13. NON-CURRENT RECEIVABLES** | | | | |
| Loans to other entities | 60,946 | 145,129 | – | – |
| Provision for doubtful loans | 9,095 | – | – | – |
| | 51,851 | 145,129 | – | – |
| Other debtors | 10,723 | 11,571 | – | – |
| Loans to executive directors | 2,263 | 6,357 | 2,263 | 6,358 |
| Loans to former executive directors and employees | – | 3,176 | – | 3,175 |
| Loans to employees | 18,479 | 8,013 | 18,470 | 8,001 |
| Loans and other amounts owing by associates and joint venture entities | – | 53 | – | – |
| | 83,316 | 174,299 | 20,733 | 17,534 |

**Loans to other entities – current and non-current**

Includes interest and non-interest bearing loans with most of the loans being deferred consideration secured by charges over the assets of certain divested businesses.

Interest rates are floating and the weighted average effective interest rate at 30 June 2002 was 4.98% (2001: 5.00%).

**Loans to current and former executive directors and employees – current and non-current**

Includes interest and non-interest bearing loans to executive directors, employees and former executive directors and employees. These loans include unsecured non-interest bearing share loans and other secured fixed interest bearing loans.

The weighted average effective interest rate on interest bearing loans at 30 June 2002 was 5.00% (2001: 5.00%).

**Loans and other amounts owing by associates and joint venture entities – current**

This includes a loan of $22,723,000 (2001: $20,909,000) guaranteed by an associate's shareholders. The interest rate is floating and the effective rate at 30 June 2002 was 3.75% (2001: 5.75%).

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD** | | | | |
| Joint venture entities | 1,576 | – | – | – |
| Associates | – | 31,158 | – | – |
| | 1,576 | 31,158 | – | – |
| **15. OTHER FINANCIAL ASSETS** | | | | |
| Shares in unlisted companies – at cost | 40,792 | 45,286 | – | – |
| Shares in listed companies – at cost | 368 | 1,683 | – | – |
| Shares in controlled entities – at cost | – | – | 198,260 | 198,260 |
| | 41,160 | 46,969 | 198,260 | 198,260 |

Shares in unlisted companies include a $40,780,000 (2001: $45,276,000) investment in North America Packaging Corporation, Inc., Series A Preferred stock. The principal activities of the entity are the manufacture and sale of industrial and consumer packaging. The ownership interest held in the entity is nil, the investment is non-voting and ranks ahead of ordinary shareholders. After the qualifying period, dividends are to be paid at US prime rates plus a margin and repayment is due on 31 March 2008, or earlier, under certain circumstances.

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **16. NON-CURRENT INVENTORIES** | | | | |
| Work in progress – at cost | 240,623 | 289,007 | – | – |
| **17. PROPERTY, PLANT AND EQUIPMENT** | | | | |
| **Land and buildings** | | | | |
| At cost | 273,343 | 377,464 | 250 | 250 |
| Accumulated depreciation | 33,667 | 57,837 | – | – |
| | 239,676 | 319,627 | 250 | 250 |
| **Plant and equipment** | | | | |
| At cost | 669,861 | 863,902 | 483 | 14,075 |
| Accumulated depreciation | 261,032 | 361,778 | 49 | 5,613 |
| | 408,829 | 502,124 | 434 | 8,462 |
| Total property, plant and equipment | 648,505 | 821,751 | 684 | 8,712 |
| **Reconciliations** | | | | |
| Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below: | | | | |
| **Land and buildings** | | | | |
| Carrying amount at beginning of year | 319,627 | 472,731 | 250 | 860 |
| Additions | 32,128 | 21,547 | – | – |
| Disposals | (5,005) | (17,106) | – | (109) |
| Divestment of controlled entities and businesses | (100,829) | (105,217) | – | – |
| Acquisition through entities acquired | 572 | 34,789 | – | – |
| Depreciation | (3,650) | (5,105) | – | – |
| Transfers and reclassifications | (62) | 396 | – | – |
| Accounting policy changes | – | (94,664) | – | (501) |
| Net foreign currency differences on translation of self-sustaining operations | (3,105) | 12,256 | – | – |
| Carrying amount at end of year | 239,676 | 319,627 | 250 | 250 |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **Vineyard improvements** | | | | |
| Carrying amount at beginning of year | – | 176,876 | – | – |
| Transfers and reclassifications | – | (161,879) | – | – |
| Accounting policy changes | – | (14,997) | – | – |
| Carrying amount at end of year | – | – | – | – |
| **Plant and equipment** | | | | |
| Carrying amount at beginning of year | **502,124** | 779,484 | **8,462** | 4,853 |
| Additions | **79,606** | 107,541 | **2,183** | 4,887 |
| Disposals | **(10,173)** | (15,796) | **(794)** | (158) |
| Divestment of controlled entities and businesses | **(122,214)** | (408,097) | **(5,971)** | – |
| Acquisition through entities acquired | **56** | 50,116 | – | – |
| Depreciation | **(56,674)** | (92,249) | **(552)** | (1,120) |
| Transfers and reclassifications | **17,012** | 62,544 | **(2,894)** | – |
| Net foreign currency differences on translation of self-sustaining operations | **(908)** | 18,581 | – | – |
| Carrying amount at end of year | **408,829** | 502,124 | **434** | 8,462 |
| **Land and buildings – current value** | **301,756** | 383,410 | **420** | 420 |

Land and buildings are measured on the cost basis. The current value stated is based on an independent valuation at 30 June 2001 on the basis of market value for existing use adjusted for subsequent additions at cost and disposals.

### 18. GRAPE VINES

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Grape vines – at net market value | **172,569** | 167,729 | – | – |

The consolidated entity has 8,117 hectares (2001: 7,270 hectares) of owned and leased land under vine located in Australia, France and the USA.

### 19. INTANGIBLE ASSETS

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Brand names – at cost | **605,997** | 697,142 | – | – |
| Accumulated amortisation | – | 4,708 | – | – |
| | **605,997** | 692,434 | – | – |
| Goodwill – at cost | **753,974** | 772,446 | – | – |
| Accumulated amortisation | **74,689** | 42,188 | – | – |
| | **679,285** | 730,258 | – | – |
| Goodwill – at directors' valuation 1994 | – | 33,268 | – | – |
| Accumulated amortisation | – | 17,913 | – | – |
| | – | 15,355 | – | – |
| Total goodwill | **679,285** | 745,613 | – | – |
| Patents, trademarks and licences – at cost | – | 42 | – | – |
| Accumulated amortisation | – | 21 | – | – |
| | – | 21 | – | – |
| Total intangible assets | **1,285,282** | 1,438,068 | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **20. OTHER NON-CURRENT ASSETS** | | | | |
| Research and development costs | 8,685 | 9,763 | – | – |
| Accumulated amortisation | 8,120 | 55 | – | – |
| | 565 | 9,708 | – | – |
| Establishment costs | – | 2,315 | – | – |
| Accumulated amortisation | – | 1,119 | – | – |
| | – | 1,196 | – | – |
| Prepayments | 8,340 | 4,150 | – | – |
| | 8,905 | 15,054 | – | – |
| **21. CURRENT PAYABLES** | | | | |
| Trade creditors | 302,381 | 273,411 | – | – |
| Other creditors | 58,149 | 110,388 | 5,475 | 13,328 |
| Amounts owing to controlled entities | – | – | 146,147 | 230,417 |
| Amount owing to associates and joint venture entities | 780 | 353 | – | – |
| | 361,310 | 384,152 | 151,622 | 243,745 |
| **22. CURRENT INTEREST-BEARING LIABILITIES** | | | | |
| Bank overdraft – secured by mortgage | – | 701 | – | – |
| Bank overdraft – unsecured | 1,493 | 22,717 | – | – |
| Short term bank loans – unsecured | – | 17,559 | – | – |
| Bank loans – secured by guarantee | – | 3,168 | – | – |
| Bank loans – secured by negative pledge | 57,931 | – | – | – |
| Other loans – secured by mortgage | – | 2,115 | – | – |
| Other loans – unsecured | 115 | 635 | – | – |
| Lease liabilities | 375 | 500 | – | – |
| | 59,914 | 47,395 | – | – |
| **23. CURRENT PROVISIONS** | | | | |
| Employee entitlements | 41,613 | 60,765 | 837 | 2,794 |
| Dividends | 162,716 | 143,995 | 162,716 | 143,995 |
| Warranty | 655 | 14,210 | – | – |
| Restructure and rationalisation | 7,795 | 8,841 | – | – |
| Other | 20,277 | 57,317 | – | – |
| | 233,056 | 285,128 | 163,553 | 146,789 |
| **24. NON-CURRENT PAYABLES** | | | | |
| Other creditors | 1,143 | 169 | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **25. NON-CURRENT INTEREST-BEARING LIABILITIES** | | | | |
| Commercial paper – secured by negative pledge | 153,354 | 581,812 | – | – |
| Medium term notes – secured by negative pledge | 450,000 | 325,000 | – | – |
| Bank loans – secured by mortgage | – | 6,345 | – | – |
| Bank loans – secured by negative pledge | 82,069 | 561,430 | – | – |
| Other loans – unsecured | 438 | 1,136 | – | – |
| Lease liabilities | 317 | 1,179 | – | – |
| | 686,178 | 1,476,902 | – | – |
| **26. NON-CURRENT PROVISIONS** | | | | |
| Employee entitlements | 14,367 | 16,660 | 63 | 262 |
| Warranty | 225 | 2,501 | – | – |
| Restructure and rationalisation | 4,697 | – | – | – |
| Other | 6,732 | 22,958 | – | – |
| | 26,021 | 42,119 | 63 | 262 |
| **27. CONTRIBUTED EQUITY** | | | | |
| **Issued and paid-up share capital** | | | | |
| 739,587,688 ordinary shares fully paid (2001: 725,780,982) | 1,489,947 | 1,417,028 | 1,489,947 | 1,417,028 |

| | Footnote | Issue date | Number of shares | Issue price | $'000 |
|---|---|---|---|---|---|
| **Movements in issued ordinary shares:** | | | | | |
| Balance 1 July 2000 | | | 625,470,560 | | 870,333 |
| Issue of shares | (e) | 27 Jul 00 | 300,000 | $4.82 | 1,446 |
| Exercise of options | (b) | 7 Sep 00–17 Nov 00 | 75,000 | $3.35 | 251 |
| Exercise of options | (b) | 1 Sep 00–9 Nov 00 | 425,000 | $3.82 | 1,623 |
| Exercise of options | (b) | 10 Aug 00–18 May 01 | 3,699,500 | $4.46 | 16,500 |
| Exercise of options | (c) | 11 Sep 00–3 May 01 | 27,000 | $4.65 | 126 |
| Exercise of options | (c) | 11 Sep 00–3 May 01 | 41,000 | $4.75 | 195 |
| Issue of shares | (e) | 1 Feb 01 | 325,000 | $5.04 | 1,638 |
| Exercise of options | (b) | 8 Dec 00–5 Mar 01 | 50,000 | $5.17 | 259 |
| Exercise of options | (b) | 9 Feb 01–26 Jun 01 | 350,000 | $5.38 | 1,883 |
| Exercise of options | (a) | 10 Apr 01 | 333,333 | $5.47 | 1,823 |
| Issue of shares | (f) | 27 Feb 01 | 94,319,589 | $5.50 | 518,758 |
| Exercise of options | (b) | 2 Mar 01–26 Mar 01 | 115,000 | $5.55 | 638 |
| Exercise of options | (b) | 27 Feb 01–16 Mar 01 | 75,000 | $5.57 | 418 |
| Issue of shares | (e) | 2 Apr 01 | 175,000 | $6.50 | 1,137 |
| Balance 30 June 2001 | | | 725,780,982 | | 1,417,028 |

| | Footnote | Issue date | Number of shares | Issue price | $'000 |
|---|---|---|---|---|---|
| **27. CONTRIBUTED EQUITY** (continued) | | | | | |
| **Movements in issued ordinary shares:** (continued) | | | | | |
| Exercise of options | (c)(d) | 2 Jul 01 | 8,307,823 | $4.75 | 39,462 |
| Exercise of options | (b) | 4 Jul 01–28 Sep 01 | 313,000 | $4.46 | 1,396 |
| Exercise of options | (c) | 9 Aug 01–19 Apr 02 | 917,550 | $4.65 | 4,267 |
| Exercise of options | (b) | 20 Jul 01 | 150,000 | $4.66 | 699 |
| Exercise of options | (b) | 9 Jul 01–27 Mar 02 | 330,000 | $5.17 | 1,706 |
| Exercise of options | (b) | 2 Jul 01–27 May 02 | 610,000 | $5.38 | 3,282 |
| Exercise of options | (b) | 16 Jul 01–28 Sep 01 | 105,000 | $5.55 | 583 |
| Issue of shares | (e) | 10 Oct 01 | 2,740,000 | $7.19 | 19,701 |
| Exercise of options | (a) | 25 Feb 02 | 333,333 | $5.47 | 1,823 |
| Balance 30 June 2002 | | | 739,587,688 | | 1,489,947 |

(a) Exercise of options granted under the Managing Director Share Option Deed.

(b) Exercise of options granted under the Southcorp Executive Share & Option Plan.

(c) Exercise of options granted under the Southcorp International Employee Equity Plan.

(d) Exercise of options granted under the Southcorp Employee Share Plan.

(e) Issue of shares under the Southcorp Executive Share & Option Plan.

(f) Issue of shares to Rosemount vendors – Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd).

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

**Options over unissued ordinary shares**

Options have been issued under the Managing Director Share Option Deed, Executive Director Share Option Deed, Southcorp Executive Share and Option Plan, Southcorp Employee Share Plan and the Southcorp International Employee Equity Plan. Options are convertible to one Southcorp Limited fully paid ordinary share on payment of the exercise amount.

The options do not carry rights to participate in share issues of any other body corporate.

The market value of the shares under all of the following options at 30 June 2002 was $5.31.

As there are no specific accounting standards or other authoritative guidance in Australia dealing with the recognition of options issued, no value has been reflected in the the consolidated entity's financial statements in respect of the options granted over unissued ordinary shares in the Company.

| Date of issue | | Exercise price | Exercise period | Expiry date | On issue 30 June 2001 | Issued during the year | Exercised during the year | Lapsed during the year | On issue 30 June 2002 | Number of recipients at 30 June 2002 | Exercised since 30 June 2002 | Lapsed since 30 June 2002 | On issue as at Directors' Report 30 Aug 2002 | Number of recipients at 30 Aug 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 May 97 | (a)(i) | $4.46 | 1 Jul 00–30 Sep 01 | 30 Sep 01 | 313,000 | – | 313,000 | – | – | – | – | – | – | – |
| 30 Jan 98 | (a)(i)(h) | $5.57 | 1 Jan 01–30 Sep 02 | 30 Sep 02 | 75,000 | – | – | – | 75,000 | 2 | – | 50,000 | 25,000 | 1 |
| 30 Apr 98 | (a)(i)(h) | $5.55 | 1 Jan 01–30 Sep 02 | 30 Sep 02 | 245,000 | – | 105,000 | – | 140,000 | 8 | – | 50,000 | 90,000 | 6 |
| 16 Jun 98 | (b)(h) | $4.75 | 1 Jul 01–15 Jun 03 | 15 Jun 03 | 8,501,000 | – | 8,307,823 | 193,177 | – | – | – | – | – | – |
| 30 Oct 98 | (a)(f)(h)(i) | $5.17 | 1 Jan 02–30 Sep 03 | 30 Sep 03 | 535,000 | – | 330,000 | 25,000 | 180,000 | 12 | 50,000 | – | 130,000 | 10 |

## Notes to the Financial Statements

| Date of issue | | Exercise price | Exercise period | Expiry date | On issue 30 June 2001 | Issued during the year | Exercised during the year | Lapsed during the year | On issue 30 June 2002 | Number of recipients at 30 June 2002 | Exercised since 30 June 2002 | Lapsed since 30 June 2002 | On issue as at Directors' Report 30 Aug 2002 | Number of recipients at 30 Aug 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 28 Jan 99 | (a)(i) | $5.19 | 1 Jan 02– 30 Sep 03 | 30 Sep 03 | 25,000 | – | – | – | 25,000 | 1 | – | – | 25,000 | 1 |
| 28 Jan 99 | (a)(i) | $5.19 | 1 Jan 02– 31 Dec 06 | 31 Dec 06 | 100,000 | – | – | – | 100,000 | 1 | – | – | 100,000 | 1 |
| 28 Jan 99 | (a)(f) | $5.19 | 1 Oct 03– 31 Dec 06 | 31 Dec 06 | 150,000 | – | – | – | 150,000 | 1 | – | – | 150,000 | 1 |
| 29 Oct 99 | (c) | $5.47 | 29 Oct 01– 28 Oct 04 | 28 Oct 04 | 333,333 | – | 333,333 | – | – | – | – | – | – | – |
| 29 Oct 99 | (c) | $5.47 | 29 Oct 02– 28 Oct 04 | 28 Oct 04 | 333,334 | – | – | – | 333,334 | 1 | – | – | 333,334 | 1 |
| 1 Nov 99 | (b)(f)(g)(h) | $4.65 | 1 Nov 02– 31 Oct 04 | 31 Oct 04 | 4,302,550 | – | 917,550 | 122,400 | 3,262,600 | 5,520 | – | – | 3,262,600 | 5,520 |
| 12 Nov 99 | (a)(f)(h)(i) | $5.38 | 1 Jan 03– 30 Sep 09 | 30 Sep 09 | 1,930,000 | – | 380,000 | 170,000 | 1,380,000 | 50 | 210,000 | 330,000 | 840,000 | 27 |
| 12 Nov 99 | (a)(f)(i) | $5.38 | 1 Jan 03– 30 Sep 09 | 30 Sep 09 | 450,000 | – | 75,000 | – | 375,000 | 4 | 150,000 | – | 225,000 | 2 |
| 12 Nov 99 | (a)(f)(i) | $5.38 | 1 Jan 03– 30 Sep 09 | 30 Sep 09 | 450,000 | – | 75,000 | – | 375,000 | 4 | 150,000 | – | 225,000 | 2 |
| 12 Nov 99 | (a)(f)(h) | $5.38 | 1 Jan 03– 30 Sep 09 | 30 Sep 09 | 115,000 | – | 20,000 | – | 95,000 | 4 | – | 60,000 | 35,000 | 1 |
| 12 Nov 99 | (a)(i) | $5.38 | 1 Jan 02– 30 Jun 02 | 30 Jun 02 | 150,000 | – | 60,000 | 90,000 | – | – | – | – | – | – |
| 14 Mar 00 | (a)(f) | $4.66 | 1 Apr 03– 30 Sep 09 | 30 Sep 09 | 75,000 | – | 75,000 | – | – | – | – | – | – | – |
| 14 Mar 00 | (a)(f) | $4.66 | 1 Apr 03– 30 Sep 09 | 30 Sep 09 | 75,000 | – | 75,000 | – | – | – | – | – | – | – |
| 21 Jun 00 | (a)(i) | $4.59 | 1 Jul 03– 30 Sep 09 | 30 Sep 09 | 75,000 | – | – | – | 75,000 | 1 | – | – | 75,000 | 1 |
| 3 Jul 00 | (a)(i) | $4.70 | 1 Apr 03– 30 Sep 09 | 30 Sep 09 | 250,000 | – | – | – | 250,000 | 1 | – | – | 250,000 | 1 |
| 5 Sep 00 | (a)(h) | $4.47 | 1 Jul 03– 30 Jun 10 | 30 Jun 10 | 30,000 | – | – | 10,000 | 20,000 | 1 | – | – | 20,000 | 1 |
| 20 Oct 00 | (d) | $4.54 | 20 Oct 02– 31 Dec 05 | 31 Dec 05 | 300,000 | – | – | – | 300,000 | 1 | – | – | 300,000 | 1 |
| 20 Oct 00 | (d) | $4.54 | 20 Oct 03– 31 Dec 05 | 31 Dec 05 | 300,000 | – | – | – | 300,000 | 1 | – | – | 300,000 | 1 |
| 20 Oct 00 | (d) | $4.54 | 20 Oct 04– 31 Dec 05 | 31 Dec 05 | 300,000 | – | – | – | 300,000 | 1 | – | – | 300,000 | 1 |
| 20 Oct 00 | (d) | $4.54 | 20 Oct 04– 31 Dec 05 | 31 Dec 05 | 900,000 | – | – | – | 900,000 | 1 | – | – | 900,000 | 1 |
| 2 Apr 01 | (a)(h)(j) | $6.50 | 1 Jul 04– 31 Dec 10 | 31 Dec 10 | 110,000 | – | – | 35,000 | 75,000 | 1 | – | – | 75,000 | 1 |
| 2 Apr 01 | (a)(j) | $6.50 | 1 Jul 04– 31 Dec 10 | 31 Dec 10 | 100,000 | – | – | – | 100,000 | 1 | – | – | 100,000 | 1 |
| 10 Oct 01 | (a)(h)(k) | $7.19 | 1 Jan 05– 30 Jun 11 | 30 Jun 11 | – | 895,000 | – | 60,000 | 835,000 | 37 | – | 60,000 | 775,000 | 35 |
| 10 Oct 01 | (a)(k) | $7.19 | 1 Jan 05– 30 Jun 11 | 30 Jun 11 | – | 50,000 | – | – | 50,000 | 1 | – | – | 50,000 | 1 |
| 2 Nov 01 | (e) | $6.83 | 2 Nov 04– 31 Oct 11 | 31 Oct 11 | – | 2,000,000 | – | – | 2,000,000 | 1 | – | – | 2,000,000 | 1 |
| | | | | | 20,523,217 | 2,945,000 | 11,066,706 | 705,577 | 11,695,934 | | 560,000 | 550,000 | 10,585,934 | |

## Notes to the Financial Statements

### 27. CONTRIBUTED EQUITY (continued)

**Notes to options over unissued ordinary shares**

(a) Options issued under the Southcorp Executive Share and Option Plan.

(b) Options issued under the Southcorp Employee Share Plan and the Southcorp International Employee Equity Plan. Options are exercisable after the expiry of a three year holding period.

(c) Options issued under the Managing Director Share Option Deed were approved at the Annual General Meeting in October 1999. The conversion of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, all of which have been achieved.

(d) Options issued under the Executive Director Share Option Deed were approved at the Annual General Meeting in October 2000. The conversion of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, all of which have been achieved.

(e) Options issued under the Managing Director Share Option Deed were approved at the Annual General Meeting in November 2001. The conversion of options is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(f) Due to the divestment or closure of certain businesses, some employees were allowed to exercise options. These options were made exercisable at the discretion of the Board as allowed under the rules of the Southcorp Executive Share and Option Plan and the Southcorp International Employee Equity Plan despite all the conditions on exercising the options not being achieved.

(g) Due to retirement, retrenchment, permanent disablement or death, under the rules of the Southcorp International Employee Equity Plan options are automatically exercised within six months of cessation of employment.

(h) Options lapsed due to the cessation of employment of some employees.

(i) Conversion is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and this target has been achieved.

(j) Conversion is conditional on the Company's earnings per share being equal to or greater than prescribed amounts, which to date have not been achieved.

(k) Conversion is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(l) Conversion is conditional on certain employment conditions being met, which have been achieved.

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 | 2002<br>$'000 | 2001<br>$'000 |
| **28. RESERVES** | | | | |
| Asset revaluation | 99,013 | 99,013 | 18,615 | 18,615 |
| Foreign currency translation | 3,762 | 25,147 | – | – |
| Total reserves | 102,775 | 124,160 | 18,615 | 18,615 |
| **Movements in reserves:** | | | | |
| **Asset revaluation** | | | | |
| Balance at beginning of year | 99,013 | 154,046 | 18,615 | 19,230 |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | – | (55,033) | – | (615) |
| Balance at end of year | 99,013 | 99,013 | 18,615 | 18,615 |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **Foreign currency translation** | | | | |
| Balance at beginning of year | **25,147** | 4,680 | – | – |
| Net translation adjustment | **(21,385)** | 21,631 | – | – |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | – | (1,164) | – | – |
| Balance at end of year | **3,762** | 25,147 | – | – |

**Nature and purpose of reserves**

**Asset revaluation**

The asset revaluation reserve includes the net revaluation increments of non-current assets sold in years prior to the adoption of AASB 1041 in the 2001 financial year.

**Foreign currency translation**

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the net investment in foreign operations, and the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations.

### 29. RETAINED PROFITS

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Retained profits at beginning of year | **515,068** | 454,603 | **246,061** | 283,124 |
| Net profit attributable to members of Southcorp Limited | **312,658** | 215,038 | **72,739** | 106,821 |
| Net effect on the adoption of AASB 1041: | | | | |
| Revaluation of Non-Current Assets | – | (51,300) | – | 114 |
| Net effect on the adoption of AASB 1037: Self-Generating and Regenerating Assets | – | 40,725 | – | – |
| Total available for appropriation | **827,726** | 659,066 | **318,800** | 390,059 |
| Dividends provided for or paid | **162,737** | 143,998 | **162,737** | 143,998 |
| Retained profits at end of year | **664,989** | 515,068 | **156,063** | 246,061 |

### 30. OUTSIDE EQUITY INTERESTS

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| At end of year the following represents the outside equity interests in controlled entities: | | | | |
| Issued capital | **9** | 5,076 | – | – |
| Reserves | **2** | 2,368 | – | – |
| Retained profits (losses) | **(1)** | 1,198 | – | – |
| | **10** | 8,642 | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | 2001 $'000 |
|---|---|---|
| **31. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD** | | |
| **Results of associates and joint venture entities** | | |
| Share of profit from ordinary activities before income tax expense | 551 | 536 |
| Share of income tax expense relating to ordinary activities | (608) | (722) |
| Share of net profit (loss) equity accounted | (57) | (186) |
| **Share of post-acquisition retained profits (losses) and reserves attributable to associates and joint venture entities** | | |
| **Retained profits** | | |
| Share of retained profits (losses) at beginning of year | (4,366) | (3,873) |
| Share of net profit (loss) equity accounted | (57) | (186) |
| Divestment of associates and joint venture entities | 3,434 | 91 |
| Dividends from associates and joint venture entities | - | (398) |
| Share of retained profits (losses) at end of year | (989) | (4,366) |
| **Foreign currency translation reserves** | | |
| Share of foreign currency translation reserves at beginning of year | 7,939 | 2,464 |
| Share of increment in foreign currency translation reserves | (3,413) | 4,718 |
| Divestment of associates and joint venture entities | (4,753) | 757 |
| Share of foreign currency translation reserves at end of year | (227) | 7,939 |
| **Asset revaluation reserves** | | |
| Share of asset revaluation reserves at beginning of year | - | 136 |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | - | (136) |
| Share of asset revaluation reserves at end of year | - | - |
| **Movements in carrying amount of investments in associates and joint venture entities** | | |
| Carrying amount of investments at beginning of year | 31,158 | 30,113 |
| Share of associates and joint venture entities net profit (loss) | (57) | (186) |
| Acquisition of associates and joint venture entities | 1,980 | 619 |
| Dividends from associates and joint venture entities | - | (398) |
| Share of increment in reserves | (3,413) | 4,718 |
| Divestment of associates and joint venture entities | (28,092) | (3,572) |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | - | (136) |
| Carrying amount of investments at end of year | 1,576 | 31,158 |
| **Share of associates and joint venture entities operating lease commitments payable** | | |
| Within one year | - | 96 |
| One year or later and no later than five years | - | 6 |
| | - | 102 |

**Share of associates and joint venture entities contingent liabilities and capital commitments**

There are no material contingent liabilities or capital commitments at 30 June 2002 (2001: $Nil).

## Notes to the Financial Statements

| Name | Principal activities | Ownership interest 2002 % | Ownership interest 2001 % | Consolidated investment carrying amount 2002 $'000 | Consolidated investment carrying amount 2001 $'000 |
|---|---|---|---|---|---|
| **32. DETAILS OF INVESTMENTS IN ASSOCIATES AND JOINT VENTURE ENTITIES** | | | | | |
| The Independence Wine Company, LLC | Production and sale of wine | 50 | 50 | – | – |
| RMRE LLC | Production and sale of wine | 50 | - | 1,576 | – |
| RMRE Australian Partnership | Production and sale of wine | 50 | - | – | – |
| McLaren Vale Unit Trust (a) | Owner and operator of vineyards | – | 50 | – | 617 |
| Interwine Ltd (c) | Wine distributor | – | 33.3 | – | 2 |
| Kian Joo-Southcorp Sdn Bhd (b) | Manufacture and sale of PET packaging | – | 50 | – | 30,539 |
| | | | | 1,576 | 31,158 |

(a) Ceased to be an associate on 1 July 2001 due to its acquisition by the consolidated entity.

(b) Divested during the current period.

(c) Liquidated during the current period.

## 33. SEGMENT REPORTING

### Compilation of segment information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items mainly comprise income-earning assets and revenues, interest-bearing loans, other borrowings, corporate assets and corporate expenses.

Segment revenue includes sales and other revenue and represents external sales only as inter-segment sales are not material. Segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments comprise the following, based on the management reporting system:

Wine – including viticulture and production of table, sparkling and fortified wines.

Water Heater – included the manufacture of domestic and commercial water heaters and clean air systems. This segment was divested during the year ended 30 June 2002.

Packaging – included the manufacture of industrial and consumer packaging. This segment was divested during the year ended 30 June 2001.

The consolidated entity's business segments operate geographically mainly as follows:

Australasia – Viticulture, production and sale of wine and manufacture and sale of water heaters and clean air systems. In the prior period, manufacturing and sale of industrial and consumer packaging.

UK/Europe – Customers for wine mainly exported from Australia with some viticulture and production of wine in France. Customers for clean air systems exported from Australia and manufacture and sale of clean air systems.

Americas – Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA. Manufacture and sale of water heaters and customers for clean air systems exported from Australia. In the prior period, manufacture and sale of industrial and consumer packaging.

## Notes to the Financial Statements

### 33. SEGMENT REPORTING (continued)

| Primary reporting Business segments | Wine | Water Heater | Packaging | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **2002 ($'000)** | | | | | | | |
| **Revenue** | | | | | | | |
| Segment revenue | 1,612,028 | 478,903 | | 2,090,931 | 703,508 | | 2,794,439 |
| Other unallocated revenue | | | | | | 27,903 | 27,903 |
| Total revenue | 1,612,028 | 478,903 | | 2,090,931 | 703,508 | 27,903 | 2,822,342 |
| **Result** | | | | | | | |
| Segment result after amortisation | 250,480 | 34,181 | | 284,661 | 149,063 | | 433,724 |
| Unallocated | | | | | | (3,432) | (3,432) |
| Earnings before interest and tax | 250,480 | 34,181 | | 284,661 | 149,063 | (3,432) | 430,292 |
| Net interest and other borrowing costs | | | | | | | (61,486) |
| Profit from ordinary activities before income tax | | | | | | | 368,806 |
| Income tax expense | | | | | | | (55,670) |
| Profit from ordinary activities after income tax | | | | | | | 313,136 |
| **Assets** | | | | | | | |
| Segment assets | 3,455,494 | | | 3,455,494 | | | 3,455,494 |
| Unallocated assets | | | | | | 291,524 | 291,524 |
| Consolidated total assets | | | | | | | 3,747,018 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 483,818 | | | 483,818 | | | 483,818 |
| Unallocated liabilities | | | | | | 1,005,479 | 1,005,479 |
| Consolidated total liabilities | | | | | | | 1,489,297 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non-current assets | 83,798 | 14,620 | | 98,418 | | | 98,418 |
| Depreciation and amortisation of segment assets | 85,045 | 13,402 | | 98,447 | | | 98,447 |
| Other non-cash expenses | 37,771 | 7,192 | | 44,963 | | | 44,963 |
| Share of net profit (loss) from associates and joint venture entities | (208) | | | (208) | 151 | | (57) |
| Investments accounted for by the equity method | 1,576 | | | 1,576 | | | 1,576 |
| **2001 ($'000)** | | | | | | | |
| **Revenue** | | | | | | | |
| Segment revenue | 1,160,901 | 686,664 | 770,930 | 2,618,495 | 964,161 | | 3,582,656 |
| Other unallocated revenue | | | | | | 45,616 | 45,616 |
| Total revenue | 1,160,901 | 686,664 | 770,930 | 2,618,495 | 964,161 | 45,616 | 3,628,272 |
| **Result** | | | | | | | |
| Segment result after amortisation | 158,421 | 76,245 | 58,953 | 293,619 | 58,221 | | 351,840 |
| Unallocated | | | | | | (10,190) | (10,190) |
| Earnings before interest and tax | 158,421 | 76,245 | 58,953 | 293,619 | 58,221 | (10,190) | 341,650 |
| Net interest and other borrowing costs | | | | | | | (75,679) |
| Profit from ordinary activities before income tax | | | | | | | 265,971 |
| Income tax expense | | | | | | | (46,178) |
| Profit from ordinary activities after income tax | | | | | | | 219,793 |

## Notes to the Financial Statements

| Primary reporting Business segments | Wine | Water Heater | Packaging | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Segment assets | 3,319,772 | 580,839 | | 3,900,611 | | | 3,900,611 |
| Unallocated assets | | | | | | 490,219 | 490,219 |
| Consolidated total assets | | | | | | | 4,390,830 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 386,998 | 122,802 | | 509,800 | | | 509,800 |
| Unallocated liabilities | | | | | | 1,816,132 | 1,816,132 |
| Consolidated total liabilities | | | | | | | 2,325,932 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non-current assets | 1,497,309 | 35,191 | 23,242 | 1,555,742 | | | 1,555,742 |
| Depreciation and amortisation of segment assets | 60,042 | 22,541 | 40,529 | 123,112 | | | 123,112 |
| Other non-cash expenses | 63,912 | 3,965 | (2,972) | 64,905 | | | 64,905 |
| Share of net profit (loss) from associates and joint venture entities | (149) | | (37) | (186) | | | (186) |
| Investments accounted for by the equity method | 619 | | | 619 | | 30,539 | 31,158 |

| Secondary reporting Geographic segments | Australasia | UK /Europe | Americas | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **2002 ($'000)** | | | | | | | |
| **External segment revenue by location of customers** | | | | | | | |
| Wine | 554,980 | 510,941 | 546,107 | 1,612,028 | | | 1,612,028 |
| Water Heater and Other | 143,195 | 10,282 | 325,426 | 478,903 | 703,508 | | 1,182,411 |
| Total segment revenue | 698,175 | 521,223 | 871,533 | 2,090,931 | 703,508 | | 2,794,439 |
| **Result** | | | | | | | |
| Wine | | | | | | | |
| Earnings before interest, tax and amortisation | 80,919 | 72,016 | 134,394 | 287,329 | | | 287,329 |
| Amortisation of goodwill | | | | | | (36,849) | (36,849) |
| Earnings before interest and tax | 80,919 | 72,016 | 134,394 | 287,329 | | (36,849) | 250,480 |
| Water Heater and Other | 29,481 | 1,011 | 3,689 | 34,181 | 149,063 | | 183,244 |
| Segment result after amortisation | 110,400 | 73,027 | 138,083 | 321,510 | 149,063 | (36,849) | 433,724 |
| Unallocated | | | | | | (3,432) | (3,432) |
| Earnings before interest and tax | 110,400 | 73,027 | 138,083 | 321,510 | 149,063 | (40,281) | 430,292 |
| Net interest and other borrowing costs | | | | | | | (61,486) |
| Profit from ordinary activities before income tax | | | | | | | 368,806 |
| Income tax expense | | | | | | | (55,670) |
| Profit from ordinary activities after income tax | | | | | | | 313,136 |
| **Assets** | | | | | | | |
| Segment assets by location | 2,995,063 | 256,545 | 203,886 | 3,455,494 | | | 3,455,494 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non-current assets | 86,985 | 1,952 | 9,481 | 98,418 | | | 98,418 |

## Notes to the Financial Statements

### 33. SEGMENT REPORTING (continued)

| Secondary reporting<br>Geographic segments | Australasia | UK /Europe | Americas | Segment Total | Divestments | Unallocated | Total |
|---|---|---|---|---|---|---|---|
| **2001 ($'000)** | | | | | | | |
| **External segment revenue by location of customers** | | | | | | | |
| Wine | 507,617 | 317,959 | 335,325 | 1,160,901 | | | 1,160,901 |
| Water Heater and Other | 807,306 | 21,555 | 628,733 | 1,457,594 | 964,161 | | 2,421,755 |
| Total segment revenue | 1,314,923 | 339,514 | 964,058 | 2,618,495 | 964,161 | | 3,582,656 |
| **Result** | | | | | | | |
| Wine | | | | | | | |
| Earnings before interest, tax and amortisation | 81,109 | 22,646 | 73,738 | 177,493 | | | 177,493 |
| Amortisation of goodwill | | | | | | (19,072) | (19,072) |
| Earnings before interest and tax | 81,109 | 22,646 | 73,738 | 177,493 | | (19,072) | 158,421 |
| Water Heater, Packaging and Other | 114,549 | 2,950 | 17,699 | 135,198 | 58,221 | | 193,419 |
| Segment result after amortisation | 195,658 | 25,596 | 91,437 | 312,691 | 58,221 | (19,072) | 351,840 |
| Unallocated | | | | | | (10,190) | (10,190) |
| Earnings before interest and tax | 195,658 | 25,596 | 91,437 | 312,691 | 58,221 | (29,262) | 341,650 |
| Net interest and other borrowing costs | | | | | | | (75,679) |
| Profit from ordinary activities before income tax | | | | | | | 265,971 |
| Income tax expense | | | | | | | (46,178) |
| Profit from ordinary activities after income tax | | | | | | | 219,793 |
| **Assets** | | | | | | | |
| Segment assets by location | 3,350,908 | 166,473 | 383,230 | 3,900,611 | | | 3,900,611 |
| **Other disclosures** | | | | | | | |
| Acquisition of segment non-current assets | 1,521,556 | 5,599 | 28,587 | 1,555,742 | | | 1,555,742 |

### 34. LEASE COMMITMENTS

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **Operating leases** | | | | |
| Expenditure contracted but not provided for: | | | | |
| Within one year | 12,860 | 21,351 | 200 | 1,134 |
| One year or later and no later than five years | 26,256 | 41,639 | 316 | 1,501 |
| Later than five years | 8,653 | 49,018 | – | – |
| | 47,769 | 112,008 | 516 | 2,635 |

The consolidated entity leases property, plant and equipment under operating leases. These lease arrangements include normal commercial terms and conditions, including renewal rights, purchase options and escalation clauses where appropriate. No material restrictions, or contingent rental payments are imposed by these arrangements.

## Notes to the Financial Statements

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| **Finance leases** | | | | |
| Expenditure contracted but not provided for: | | | | |
| Within one year | 410 | 598 | – | – |
| One year or later and no later than five years | 328 | 1,120 | – | – |
| Later than five years | – | 218 | – | – |
| | 738 | 1,936 | – | – |
| Less: Future lease finance charges | 46 | 257 | – | – |
| | 692 | 1,679 | – | – |
| Lease liabilities provided for in the financial statements: | | | | |
| Current | 375 | 500 | – | – |
| Non-current | 317 | 1,179 | – | – |
| | 692 | 1,679 | – | – |

The consolidated entity leases property, plant and equipment under finance leases. These lease arrangements include normal commercial terms and conditions, purchase options/obligation and market interest rates. No material restrictions are imposed by these arrangements.

### 35. CAPITAL AND OTHER EXPENDITURE COMMITMENTS

| | Consolidated 2002 | Consolidated 2001 | Southcorp Limited 2002 | Southcorp Limited 2001 |
|---|---|---|---|---|
| **Capital expenditure** | | | | |
| Expenditure contracted but not provided for: | | | | |
| Within one year | 1,263 | 22,489 | – | 1,060 |
| **Other expenditure including service contracts** | | | | |
| Expenditure contracted but not provided for: | | | | |
| Within one year | 8,336 | 10,570 | 8,336 | 10,570 |
| One year or later and no later than five years | 12,765 | 24,360 | 12,765 | 24,360 |
| | 21,101 | 34,930 | 21,101 | 34,930 |

### 36. EMPLOYEE ENTITLEMENTS

| | Consolidated 2002 | Consolidated 2001 | Southcorp Limited 2002 | Southcorp Limited 2001 |
|---|---|---|---|---|
| **Aggregate liability for employee entitlements, including on-costs** | | | | |
| Current | 41,613 | 60,765 | 837 | 2,794 |
| Non-current | 14,367 | 16,660 | 63 | 262 |
| | 55,980 | 77,425 | 900 | 3,056 |
| **Number of employees** | | | | |
| Number of employees at end of year | 2,592 | 5,226 | 19 | 83 |

## Notes to the Financial Statements

### 36. EMPLOYEE ENTITLEMENTS (continued)

#### Executive share and option plan

The Southcorp Executive Share and Option Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995 to offer ordinary shares and options over unissued ordinary shares.

At times determined by the directors, the Company may offer shares or options to selected executives at the market price on the date of issue. The shares or options shall have such conditions attached as determined by the directors, including share price or financial performance hurdles and continuity of employment with the consolidated entity. If the conditions are not met, the shares will be forfeited or the options will lapse with no benefit to the executive.

Interest-free loans are provided to purchase the shares which are held by a trustee on behalf of participating executives for a period of at least three years (unless employment ceases) and until specific conditions have been satisfied. Participating executives are not permitted to deal in the shares unless the restriction period has expired and all of the conditions have been met. Loans are repayable from dividend income earned by the shares acquired under the plan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Options are issued for no monetary consideration to the participating executives for a period of at least two years. Options will lapse if the specific conditions are not met, on or shortly after the cessation of employment of the option holder or on the expiry date of the options.

During the year ended 30 June 2002, the following were issued:

- 2,740,000 shares issued on 10 October 2001 at $7.19
- 945,000 options issued on 10 October 2001 exercisable at $7.19

At 30 June 2002 there were 4,174,000 (2001: 2,804,000) shares and 4,300,000 (2001: 5,253,000) options on issue under this Plan.

#### Employee share plans

The Southcorp Employee Share Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995. Eligible Australian and New Zealand based employees have entitlements under this Plan. Eligible employees based in other countries have entitlements under the Southcorp International Employee Equity Plan which was approved by shareholders at the Company's annual general meeting on 21 November 1997.

Participation under these plans is available to all permanent full-time and part-time employees of the consolidated entity who have a minimum of six months service. Participation is also subject to applicable securities and taxation laws in the countries in which the employee resides.

The following offers may be made to employees:

(a) An offer of fully paid shares, to be held by a trustee on behalf of employees for a minimum of at least three years.

(b) An offer of options to be granted directly to the employee, which may be exercised after a minimum period to acquire fully paid shares in the Company.

(c) An offer of options to be granted to a trustee and held on behalf of employees. After a minimum period, the employee may request the trustee to exercise the options, sell the shares and remit any surplus on sale to the employee.

Offers under these plans may be made once in each calendar year, unless otherwise determined by the directors. The maximum number of shares or options offered to any employee in each offer is 1,000.

Shares are issued at a price not less than 85% of the prevailing market price at the time of issue and an interest-free loan is offered to purchase the shares. Dividends are applied to repay the loan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Options are granted for no monetary consideration but at an exercise price not less than 85% of the prevailing market price at the time of issue.

During the year ended 30 June 2002, there were no shares or options issued under these Plans.

At 30 June 2002 there were 1,358,200 (2001: 2,380,400) shares and 3,262,600 (2001: 12,803,550) options on issue under these Plans.

## Notes to the Financial Statements

### Managing Director Share Option Deed

A former employee of the consolidated entity holds 333,334 options issued on 29 October 1999 when the former employee held the position of managing director. All the conditions for exercise of the options have been met except that the options cannot be exercised until after 29 October 2002.

At the Company's annual general meeting in November 2001, a resolution was passed to grant K M Lambert options to subscribe for 2 million fully paid ordinary shares in the capital of the Company at an exercise price of $6.83 and the options were granted on 2 November 2001.

The exercise price was determined as the weighted average over five trading days prior to 30 May 2001, the date of K M Lambert's proposed appointment as Managing Director.

The terms and conditions of the options are designed to provide an incentive for K M Lambert to improve the Company's share price. The options will be exercisable after certain periods have lapsed and if the Company's share price increases to pre-determined amounts. The options will lapse if the share price targets are not met prior to expiry of the options or the options will expire earlier if employment ceases.

### Executive Director Share Option Deed

A former executive director of the consolidated entity holds 1,800,000 options issued on 20 October 2000, these were issued while the former employee held the position of executive director. All the conditions for exercise of the options have been met except that the options cannot be exercised until at least 20 October 2002.

Refer note 27 for further details of all options outstanding and share capital issued during the period.

### Superannuation funds

The consolidated entity contributes to a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or accumulation basis, for employees on retirement, resignation, or disablement, or to their dependants or nominated beneficiaries on death.

Contributions by the consolidated entity are as set out in the relevant trust deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant trust deeds. Member contributions are at varying rates, depending on the underlying requirements of the trust deed or award.

The majority of members receive accumulation benefits, however, the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Vested benefits are benefits that members are entitled to receive had they terminated their fund membership as at the most recent reporting date of the fund. The liability for accrued benefits represents the fund's present obligation to pay benefits to members and is calculated by an actuary on the basis of the present value of expected future payments arising from membership of the fund.

Contributions by the consolidated entity generally vary according to the assets of the fund and actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. Independent actuarial assessments of the funds are carried out at regular intervals not exceeding three years.

## Notes to the Financial Statements

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| **36. EMPLOYEE ENTITLEMENTS** (continued) | | |
| The net market value of fund assets, accrued benefits and vested benefits of the only material fund and the aggregate of all defined benefit funds are: | | |
| **Plum Superannuation Fund for Southcorp Employees/Southcorp Superannuation Fund** (a) | | |
| Net market value of fund assets | 93,330 | 227,805 |
| Accrued benefits | 92,130 | 214,529 |
| Excess of fund assets over accrued benefits | 1,200 | 13,276 |
| Vested benefits | 91,121 | 212,456 |
| **Aggregate totals for all funds** (b) | | |
| Net market value of fund assets | 100,962 | 261,884 |
| Accrued benefits | 105,482 | 251,700 |
| Excess (deficiency) of fund assets over accrued benefits (c) | (4,520) | 10,184 |
| Vested benefits | 104,473 | 246,336 |
| Employer contributions paid to the funds | 14,076 | 10,916 |
| Employer contributions payable to the funds (c) | 6,694 | 6 |

(a) Member entitlements under the Southcorp Superannuation Fund were transferred to the Plum Superannuation Fund for Southcorp Employees with effect from 31 December 2001. The amounts stated for 2002 have been calculated as at 30 June 2002 based on management reports obtained from the fund managers. The reduction in balances reflects mainly the transfer of employees of divested businesses out of the Fund. The comparative amounts are as at 30 June 2000, being the date of the most recent actuarial assessment.

(b) The 2002 amounts are calculated as at 30 June 2002 based on management reports obtained from the fund managers.

(c) The 2002 deficiency relates to accrued benefits of former employees. Employer contributions to fund this deficiency have been accrued at 30 June 2002 and are included in the employer contributions payable amount.

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| **37. AUDITORS' REMUNERATION** | | | | |
| **Audit and other assurance services** | | | | |
| Auditors of Southcorp Limited – KPMG | | | | |
| – Audit and review of the financial reports | 1,355 | 1,611 | 20 | 26 |
| – Other regulatory audit services | 55 | – | 28 | – |
| – Divestment and acquisition completion audits | 390 | 653 | – | – |
| – Management and other assurance services | 451 | 12 | 344 | 12 |
| | 2,251 | 2,276 | 392 | 38 |
| **Other services** | | | | |
| Auditors of Southcorp Limited – KPMG | | | | |
| – Taxation compliance services | 352 | 211 | 141 | 111 |
| – Taxation advisory services | 422 | 178 | 394 | 116 |
| – Acquisition due diligence services | – | 683 | – | – |
| – Other | 39 | 38 | 39 | 38 |
| | 813 | 1,110 | 574 | 265 |
| KPMG related practices | | | | |
| – Technology consulting services | 52 | 429 | 52 | 429 |
| | 865 | 1,539 | 626 | 694 |
| **Total auditors' remuneration** | 3,116 | 3,815 | 1,018 | 732 |

## Notes to the Financial Statements

| | Consolidated 2002 | Consolidated 2001 | Southcorp Limited 2002 Number | Southcorp Limited 2001 Number |
|---|---|---|---|---|
| **38. DIRECTORS' REMUNERATION** | | | | |
| **Directors' income** | | | | |
| The number of directors of Southcorp Limited whose income from the Company or any related party falls within the following bands: | | | | |
| $30,000–$39,999 | | | – | 2 |
| $90,000–$99,999 | | | – | 4 |
| $100,000–$109,999 | | | 5 | – |
| $120,000–$129,999 | | | 1 | 1 |
| $180,000–$189,999 | | | 1 | – |
| $240,000–$249,999 | | | – | 1 |
| $270,000–$279,999 | | | 1 | – |
| $790,000–$799,999 | | | – | 1 |
| $1,050,000–$1,059,999 | | | – | 1 |
| $2,160,000–$2,169,999 | | | 1 | – |
| $7,550,000–$7,559,999 | | | – | 1 |
| | $'000 | $'000 | $'000 | $'000 |
| Total income paid or payable, or otherwise made available, to all directors of Southcorp Limited and its controlled entities from the Company or any related party. | 11,395 | 21,578 | 3,514 | 10,501 |

Total directors' income includes insurance premiums paid by the Company during the year to indemnify directors. Details of the policy are set out in the Directors' Report.

A further and final payment of $2,310,507 was made to T P Park, a former Managing Director of the Company during the year. This amount is not included in the above directors' remuneration. This is the final payment in relation to T P Park's termination agreement and the Company's obligations relating to T P Park's options to subscribe for shares in his previous employer. During the same period, the Company realised a gain of $644,000 on the sale of shares acquired to partially cover the aforementioned obligations.

| | Consolidated 2002 Number | Consolidated 2001 Number | Southcorp Limited 2002 Number | Southcorp Limited 2001 Number |
|---|---|---|---|---|
| **39. EXECUTIVES' REMUNERATION** | | | | |
| The number of Australian domiciled executive officers including executive directors of Southcorp Limited and its controlled entities whose income is $100,000 or more falls within the following bands: | | | | |
| $100,000–$109,999 | 2 | – | 1 | – |
| $110,000–$119,999 | 1 | – | 1 | – |
| $130,000–$139,999 | 1 | – | – | – |
| $140,000–$149,999 | 2 | – | – | – |
| $150,000–$159,999 | 5 | – | 1 | – |
| $160,000–$169,999 | 2 | 3 | – | – |
| $170,000–$179,999 | 4 | – | – | – |
| $180,000–$189,999 | 2 | 1 | – | – |
| $190,000–$199,999 | 6 | 1 | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 Number | Consolidated 2001 Number | Southcorp Limited 2002 Number | Southcorp Limited 2001 Number |
|---|---|---|---|---|
| **39. EXECUTIVES' REMUNERATION** (continued) | | | | |
| $200,000–$209,999 | 2 | 3 | – | – |
| $210,000–$219,999 | 2 | 1 | – | – |
| $220,000–$229,999 | 4 | 3 | 2 | – |
| $230,000–$239,999 | 1 | – | – | – |
| $240,000–$249,999 | 1 | 3 | – | – |
| $250,000–$259,999 | – | 4 | – | 1 |
| $270,000–$279,999 | – | 3 | – | 2 |
| $280,000–$289,999 | 2 | 2 | – | 1 |
| $290,000–$299,999 | 2 | – | – | – |
| $300,000–$309,999 | 1 | – | – | – |
| $310,000–$319,999 | 3 | – | 1 | – |
| $320,000–$329,999 | – | 1 | – | 1 |
| $330,000–$339,999 | 2 | 1 | – | – |
| $340,000–$349,999 | – | 1 | – | – |
| $350,000–$359,999 | 1 | 1 | – | – |
| $370,000–$379,999 | – | 1 | – | 1 |
| $380,000–$389,999 | – | 5 | – | 2 |
| $420,000–$429,999 | – | 1 | – | 1 |
| $430,000–$439,999 | – | 1 | – | 1 |
| $450,000–$459,999 | 1 | 1 | 1 | 1 |
| $460,000–$469,999 | – | 1 | – | 1 |
| $470,000–$479,999 | 1 | 1 | 1 | – |
| $480,000–$489,999 | 1 | 1 | – | – |
| $500,000–$509,999 | 1 | 1 | 1 | – |
| $510,000–$519,999 | – | 1 | – | – |
| $530,000–$539,999 | – | 1 | – | – |
| $540,000–$549,999 | 1 | – | 1 | – |
| $550,000–$559,999 | – | 1 | – | – |
| $560,000–$569,999 | – | 2 | – | 1 |
| $590,000–$599,999 | 1 | 1 | 1 | 1 |
| $600,000–$609,999 | 2 | – | 2 | – |
| $610,000–$619,999 | 1 | – | 1 | – |
| $620,000–$629,999 | – | 1 | – | 1 |
| $630,000–$639,999 | – | 1 | – | 1 |
| $660,000–$669,999 | 1 | – | 1 | – |
| $720,000–$729,999 | – | 1 | – | 1 |
| $750,000–$759,999 | – | 3 | – | 2 |
| $820,000–$829,999 | – | 1 | – | – |
| $890,000–$899,999 | – | 1 | – | 1 |
| $960,000–$969,999 | 1 | – | – | – |

## Notes to the Financial Statements

| | Consolidated 2002 Number | Consolidated 2001 Number | Southcorp Limited 2002 Number | Southcorp Limited 2001 Number |
|---|---|---|---|---|
| $1,050,000–$1,059,999 | – | 1 | – | 1 |
| $1,090,000–$1,099,999 | 1 | – | 1 | – |
| $1,170,000–$1,179,999 | 1 | – | 1 | – |
| $1,180,000–$1,189,999 | – | 1 | – | 1 |
| $1,220,000–$1,229,999 | 1 | – | 1 | – |
| $1,240,000–$1,249,999 | 1 | – | 1 | – |
| $2,160,000–$2,169,999 | 1 | – | 1 | – |
| $2,300,000–$2,309,999 | 1 | – | 1 | – |
| $7,840,000–$7,849,999 | – | 1 | – | 1 |
| | $'000 | $'000 | $'000 | $'000 |
| Total income received, or due and receivable, from the Company, entities in the consolidated entity, or related parties by the above executive officers of the Company and its controlled entities | **25,747** | 32,107 | **15,664** | 20,263 |

Executives are defined as members of the Executive Committee and those directly accountable and responsible to these positions for the strategic direction and operational management of the Company.

Total executives' income includes severance payments and insurance premiums paid by the Company during the year to indemnify executives. Details of the policy are set out in the Directors' Report.

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **40. CONTINGENT LIABILITIES** | | | | |
| Contingent liabilities arising in respect of various performance and other guarantees provided to third parties | **8,024** | 10,166 | **6,872** | 8,886 |
| Termination benefits payable in certain circumstances to directors and executives under service agreements | **2,601** | 4,757 | **2,601** | 4,757 |
| Guarantees given by the Company in respect of amounts borrowed by certain controlled entities | – | – | **743,354** | 1,471,409 |

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected.

## 41. DEED OF CROSS GUARANTEE

Southcorp Limited and the controlled entities identified in note 46 have entered into an approved Deed of Cross Guarantee in order to obtain relief from the requirement to prepare audited financial statements, granted to wholly owned Australian controlled entities pursuant to the Australian Securities and Investments Commission Class Order 98/1418 (as amended) dated 13 August 1998.

Southcorp NZ Pty Ltd became a party to the Deed during the year by virtue of a Deed of Assumption approved by the Australian Securities and Investments Commission. Goyen Controls Co Pty Ltd, Milperra Developments Pty Ltd, Solahart Industries Pty Ltd and Wallend Pty Ltd have been released from their obligations under the Deed by virtue of a Deed of Revocation approved by the Australian Securities and Investments Commission.

The effect of the Deed is that Southcorp Limited and its controlled entities referred to above, guarantee payments to creditors in the event of the winding up of any of the controlled entities covered by the Class Order under certain provisions of the Corporations Act 2001.

## Notes to the Financial Statements

### 41. DEED OF CROSS GUARANTEE (continued)

A consolidated statement of financial performance and statement of financial position comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, is set out below:

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|
| **Statement of financial performance** | | |
| Profit from ordinary activities before income tax | 516,377 | 215,359 |
| Income tax expense relating to ordinary activities | 49,159 | 36,031 |
| **Net profit** | 467,218 | 179,328 |
| Retained profits at beginning of year | 551,199 | 378,662 |
| Net effect on the adoption of AASB 1041: Revaluation of Non-Current Assets | – | (35,231) |
| Net effect on the adoption of AASB 1037: Self-Generating and Regenerating Assets | – | 44,564 |
| Total available for appropriation | 1,018,417 | 567,323 |
| Dividends provided or paid | 162,737 | 143,998 |
| **Retained profits at end of year** | 855,680 | 423,325 |
| **Statement of financial position** | | |
| **Current assets** | | |
| Cash assets | 23,254 | 22,707 |
| Receivables | 280,923 | 208,495 |
| Inventories | 566,657 | 619,185 |
| Other | 2,245 | 4,833 |
| **Total current assets** | 873,079 | 855,220 |
| **Non-current assets** | | |
| Receivables | 71,304 | 158,422 |
| Investments accounted for using the equity method | – | 619 |
| Other financial assets | 528,439 | 540,307 |
| Inventories | 240,623 | 289,007 |
| Property, plant and equipment | 597,150 | 655,516 |
| Grape vines | 162,257 | 155,630 |
| Intangible assets | 1,283,247 | 1,390,345 |
| Deferred tax assets | 28,567 | 37,893 |
| Other | 3,563 | 10,807 |
| **Total non-current assets** | 2,915,150 | 3,238,546 |
| **Total assets** | 3,788,229 | 4,093,766 |
| **Current liabilities** | | |
| Payables | 273,301 | 373,552 |
| Interest-bearing liabilities | 57,533 | 19,026 |
| Current tax liabilities | 30,456 | (125) |
| Provisions | 218,076 | 247,290 |
| **Total current liabilities** | 579,366 | 639,743 |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 |
|---|---|---|
| **Non-current liabilities** | | |
| Interest-bearing liabilities | 686,036 | 1,422,007 |
| Deferred tax liabilities | 71,683 | 85,855 |
| Provisions | 11,755 | 10,653 |
| **Total non-current liabilities** | 769,474 | 1,518,515 |
| **Total liabilities** | 1,348,840 | 2,158,258 |
| **Net assets** | 2,439,389 | 1,935,508 |
| **Equity** | | |
| Contributed equity | 1,489,947 | 1,417,028 |
| Reserves | 93,762 | 95,155 |
| Retained profits | 855,680 | 423,325 |
| **Total equity** | 2,439,389 | 1,935,508 |

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **42. NOTES TO THE STATEMENTS OF CASH FLOWS** | | | | |
| **(a) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities** | | | | |
| Profit from ordinary activities after income tax | 313,136 | 219,793 | 72,739 | 106,821 |
| Add (less) items classified as investing/financing activities: | | | | |
| Net (profit) loss on sale of non-current assets | (2,121) | (4,526) | 59 | (137) |
| Net (profit) loss on divestment of controlled entities and businesses | (149,063) | (58,221) | 28,824 | 3,540 |
| Dividends received | (86) | (254) | (68,200) | (104,097) |
| Net borrowing costs paid/payable | 76,698 | 91,060 | 14,245 | 14,508 |
| Interest received/receivable | (15,212) | (15,381) | (16,312) | (15,650) |
| Add (less) non-cash items: | | | | |
| Depreciation and amortisation | 99,614 | 125,702 | 552 | 1,120 |
| Amounts set aside to (from) provisions | 27,892 | 4,532 | (69) | (67) |
| Share of net (profit) loss from associates and joint venture entities | 57 | 186 | - | - |
| Net market value of own-grown grapes | (63,445) | (83,002) | - | - |
| Net decrement in net market value of grape vines | 870 | 4,996 | - | - |
| Net market value of own-grown grapes in cost of goods sold | 10,972 | - | - | - |
| Write-down in value of wine inventory | 7,427 | 44,954 | - | - |
| Increase (decrease) in income tax payable | 47,130 | (18,715) | 711 | (525) |
| Net cash provided by operating activities before change in assets and liabilities | 353,869 | 311,124 | 32,549 | 5,513 |
| (Increase) decrease in trade and other debtors | (196,351) | (48,910) | 1,044 | (4,151) |
| (Increase) decrease in amount owing by associates and joint venture entities | (2,002) | 2,992 | - | - |
| (Increase) decrease in inventories | 45,368 | (77,261) | - | - |
| (Increase) decrease in prepayments | (898) | 8,118 | 665 | 50 |

## Notes to the Financial Statements

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| **42. NOTES TO THE STATEMENTS OF CASH FLOWS** (continued) | | | | |
| (Increase) decrease in future income tax benefit | 1,884 | 1,122 | 263 | 537 |
| Increase (decrease) in trade and other creditors | 47,234 | 35,979 | (9,815) | 5,961 |
| Increase (decrease) in provisions | (33,059) | (18,660) | (2,086) | (1,372) |
| Increase (decrease) in deferred income tax | (13,233) | (20,946) | (254) | 5 |
| Net operating cash flows | 202,812 | 193,558 | 22,366 | 6,543 |

**(b) Reconciliation of cash**

For the purposes of the statements of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts and short term bank loans. Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Cash at bank and on hand | 33,246 | 83,216 | 3,535 | 12,798 |
| Short term deposits | 9,294 | 30,066 | – | – |
| Short term bank loans | – | (17,559) | – | – |
| Bank overdrafts | (1,493) | (23,418) | – | – |
| | 41,047 | 72,305 | 3,535 | 12,798 |

**(c) Acquisition of controlled entities**

On 1 July 2001 the consolidated entity acquired the remaining 50% of the units of McLaren Vale Unit Trust (2001: 100% of the shares of Roxburgh Vineyards Pty Ltd and its controlled entities).

Fair value of net assets acquired:

| | Consolidated 2002 $'000 | Consolidated 2001 $'000 | Southcorp Limited 2002 $'000 | Southcorp Limited 2001 $'000 |
|---|---|---|---|---|
| Cash assets | – | 3,433 | – | – |
| Receivables | 32 | 74,528 | – | – |
| Inventories | – | 130,070 | – | – |
| Other current assets | – | 3,677 | – | – |
| Other financial assets | – | 1,023 | – | – |
| Property, plant and equipment | 628 | 84,905 | – | – |
| Grape vines | 774 | 25,379 | – | – |
| Intangibles | – | 590,311 | – | – |
| Deferred tax assets | – | 11,636 | – | – |
| Other non-current assets | – | 5,182 | – | – |
| Payables | (34) | (72,649) | – | – |
| Bank overdraft | – | (3,758) | – | – |
| Interest-bearing liabilities | – | (94,868) | – | – |
| Current tax liability | – | (16,366) | – | – |
| Provisions for restructure and rationalisation | – | (11,321) | – | – |
| Deferred tax liabilities | – | (4,911) | – | – |
| Other provisions | – | (31,134) | – | – |
| Investment converted to a controlled entity | (617) | – | – | – |
| | 783 | 695,137 | – | – |
| Goodwill on acquisition | – | 700,768 | – | – |
| Total consideration | 783 | 1,395,905 | – | – |
| Net cash balances acquired | – | 325 | – | – |
| Total outflow of cash | 783 | 1,396,230 | – | – |

McLaren Vale Unit Trust operating results have been included in the consolidated profit from ordinary activities from 1 July 2001. The entity is the owner and operator of a vineyard.

## Notes to the Financial Statements

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| **(d) Divestment of controlled entities and businesses** | | | | |
| During the financial year the consolidated entity divested the Water Heater businesses and residual assets of previously divested businesses (2001: divested the Asia-Pacific and the North America packaging businesses). Refer to note 46 for details of the controlled entities divested. | | | | |
| Carrying amount of net assets divested: | | | | |
| Cash assets | **17,780** | 11,906 | **–** | – |
| Receivables | **146,331** | 198,518 | **–** | – |
| Inventories | **84,244** | 174,541 | **–** | – |
| Other current assets | **3,453** | 6,773 | **–** | – |
| Equity accounted investments | **27,473** | 3,571 | **–** | – |
| Property, plant and equipment | **223,043** | 513,314 | **5,971** | – |
| Intangibles | **114,153** | 98,698 | **–** | – |
| Deferred tax assets | **4,477** | 11,720 | **–** | – |
| Other non-current assets | **4,309** | 13,424 | **–** | – |
| Payables | **(64,949)** | (118,464) | **–** | – |
| Bank overdraft | **(7,711)** | (285) | **–** | – |
| Interest-bearing liabilities | **(5,203)** | (9,974) | **–** | – |
| Deferred tax liabilities | **(1,719)** | (1,280) | **–** | – |
| Provisions | **(67,462)** | (40,445) | **–** | – |
| Net assets divested before outside equity interests | **478,219** | 862,017 | **5,971** | – |
| Outside equity interests | **(9,045)** | – | **–** | – |
| Net assets divested | **469,174** | 862,017 | **5,971** | – |
| Consideration on divestment | **703,508** | 964,161 | **–** | – |
| Profit (loss) on divestment before transaction and restructure costs | **234,334** | 102,144 | **(5,971)** | – |
| Transaction and restructure costs | **(85,271)** | (43,923) | **(22,853)** | (3,540) |
| **Net profit (loss) on divestment** | **149,063** | 58,221 | **(28,824)** | (3,540) |
| Consideration on divestment | **703,508** | 964,161 | **–** | – |
| Deferred consideration | **(12,606)** | (231,419) | **–** | – |
| Cash balances divested | **(10,069)** | (11,621) | **–** | – |
| **Total inflow of cash** | **680,833** | 721,121 | **–** | – |

The Australasian Water Heater and Clean Air Systems businesses were divested on 31 December 2001 and the North American Water Heater business was divested on 31 March 2002. The operating results have been included in the consolidated profit from ordinary activities up to the respective dates of divestment.

**(e) Non-cash financing activities**

During the financial year 2,740,000 (2001: 800,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $19,701,000 (2001: $4,221,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

Notes to the Financial Statements

| | Currency | Facilities available 2002 $'000 | Facilities available 2001 $'000 | Facilities utilised 2002 $'000 | Facilities utilised 2001 $'000 | Facilities unutilised 2002 $'000 | Facilities unutilised 2001 $'000 |
|---|---|---|---|---|---|---|---|
| **43. FINANCING ARRANGEMENTS** | | | | | | | |
| **Committed** | | | | | | | |
| Bank overdraft | AUD | **3,000** | 3,100 | **–** | – | **3,000** | 3,100 |
| Bank overdraft | GBP | **–** | 1,385 | **–** | 701 | **–** | 684 |
| Bank syndicated | AUD/USD/GBP | **435,000** | 465,000 | **140,000** | 465,000 | **295,000** | – |
| Bank bilateral | Multi | **580,000** | 597,916 | **–** | 105,943 | **580,000** | 491,973 |
| | | **1,018,000** | 1,067,401 | **140,000** | 571,644 | **878,000** | 495,757 |
| **Uncommitted** | | | | | | | |
| Commercial paper | AUD | **700,000** | 700,000 | **153,354** | 581,812 | **546,646** | 118,188 |
| Medium term notes | AUD | **750,000** | 500,000 | **450,000** | 325,000 | **300,000** | 175,000 |
| | | **1,450,000** | 1,200,000 | **603,354** | 906,812 | **846,646** | 293,188 |

All committed facilities are guaranteed by the Company under a Deed of Support which contains a requirement that for the consolidated entity at any time total liabilities must not exceed 70% of the total tangible assets and that earnings before interest and tax covers net interest by at least 1.5 times.

Bank overdrafts are repayable on demand and are subject to annual reviews. Interest on bank overdrafts is charged at prevailing market rates. The 30 June 2002 bank overdraft disclosed in note 22 represents unpresented cheques and not a utilised facility.

The syndicated bank facility has maturity dates ranging from October 2002 to October 2003. At 30 June 2002, $140 million has been utilised ($57.931 million current and $82.069 million non-current) which was bearing interest at 4.71% per annum (2001: 5.52%).

Bilateral bank facilities have varying maturity dates ranging from October 2002 to May 2006 and bear interest at rates dependent upon the currency and country in which the facility is drawn upon. At 30 June 2002 this facility was not utilised. The weighted average effective interest rate at June 2001 was 5.35% per annum.

The consolidated entity has a $750 million uncommitted domestic medium term note facility. At 30 June 2002, $225 million of floating rate notes have been issued of which $100 million maturing on 15 December 2006 bears interest at an effective rate of 5.55% per annum (2001: 5.52%), $75 million maturing on 6 April 2009 bears interest at an effective rate of 5.45% per annum (2001: 5.89%) and $50 million maturing on 15 August 2010 bears interest at an effective rate of 5.85% per annum (2001: 5.93%). At 30 June 2002, $225 million of fixed rate notes have been issued of which $100 million maturing on 20 March 2010 with a coupon rate of 8.25% per annum and $125 million maturing on 3 August 2006 with a coupon rate of 7.00% per annum, which have been swapped to floating interest rates. Issues under this facility are guaranteed by the Company.

All commercial paper issued is guaranteed by the Company. The facility has an evergreen maturity with drawings being fully backed by committed bank facilities. At 30 June 2002 $153.354 million of commercial paper was on issue and the weighted average effective interest rate was 4.97% per annum (2001: 5.04%).

## 44. FINANCIAL INSTRUMENTS DISCLOSURE

### (a) Interest rate risk

The consolidated entity enters into interest rate swap and options contracts to manage funding costs and protect it from adverse interest rate movements. Interest rate swaps and options allow the consolidated entity to raise borrowings at floating interest rates and swap them into longer term fixed rates, or raise borrowings at fixed rates and swap them into floating rates.

At 30 June 2002 there are fixed rate swaps with rates between 5.085% and 6.80% (2001: 5.51% and 7.75%), and floating rate swaps converting the 8.25% fixed rate bond (2001: 8.25%) and 7.00% fixed rate bonds to floating interest rates. The net unrealised gain on interest rate swaps at 30 June 2002 was $3,725,000 (2001: $863,000).

## Notes to the Financial Statements

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

| | Weighted average interest rate | Floating interest rate | Fixed interest maturing in: 1 year or less | 1 to 5 years | More than 5 years | Non–interest bearing | Total |
|---|---|---|---|---|---|---|---|
| **2002 ($'000)** | | | | | | | |
| **Financial assets** | | | | | | | |
| Cash and deposits | 3.47% | 41,573 | – | – | – | 967 | 42,540 |
| Receivables | 4.69% | 84,305 | – | 7,277 | – | 544,245 | 635,827 |
| Other financial assets | – | – | – | – | – | 41,160 | 41,160 |
| | | 125,878 | – | 7,277 | – | 586,372 | 719,527 |
| **Financial liabilities** | | | | | | | |
| Payables | – | – | – | – | – | 362,453 | 362,453 |
| Bank overdraft | 1.70% | 1,473 | – | – | – | 20 | 1,493 |
| Bank loans | 4.71% | 140,000 | – | – | – | – | 140,000 |
| Commercial paper | 4.97% | 153,354 | – | – | – | – | 153,354 |
| Medium term notes | 6.57% | 225,000 | – | 125,000 | 100,000 | – | 450,000 |
| Other liabilities | 7.61% | – | 490 | 317 | – | 438 | 1,245 |
| | | 519,827 | 490 | 125,317 | 100,000 | 362,911 | 1,108,545 |
| Interest rate swaps * | | (285,600) | 195,600 | 190,000 | (100,000) | – | – |
| **2001 ($'000)** | | | | | | | |
| **Financial assets** | | | | | | | |
| Cash and deposits | 4.49% | 71,626 | 8,366 | – | – | 33,290 | 113,282 |
| Receivables | 5.10% | 159,379 | 1,112 | – | 5,723 | 561,765 | 727,979 |
| Other financial assets | – | – | – | – | – | 46,969 | 46,969 |
| | | 231,005 | 9,478 | – | 5,723 | 642,024 | 888,230 |
| **Financial liabilities** | | | | | | | |
| Payables | – | – | – | – | – | 384,321 | 384,321 |
| Bank overdraft | 6.25% | 701 | – | – | – | 22,717 | 23,418 |
| Bank loans | 5.48% | 588,502 | – | – | – | – | 588,502 |
| Commercial paper | 5.04% | 581,812 | – | – | – | – | 581,812 |
| Medium term notes | 6.51% | 225,000 | – | – | 100,000 | – | 325,000 |
| Other liabilities | 7.63% | 51 | 2,586 | 1,075 | 258 | 1,595 | 5,565 |
| | | 1,396,066 | 2,586 | 1,075 | 100,258 | 408,633 | 1,908,618 |
| Interest rate swaps* | | (336,900) | 76,900 | 360,000 | (100,000) | – | – |

* Notional principal balances.

### (b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts and options to hedge certain anticipated purchases and sales of goods and services denominated in foreign currencies to protect the entity from adverse foreign exchange movements. The hedges are designated to specific transactions or transactions entered into after a nominated date.

## 44. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

The amounts receivable and payable under these foreign currency contracts at 30 June 2002, and the settlement periods of these contracts for the consolidated entity are as follows:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| ($'000) | USD | GBP | Other | USD | GBP | Other |
| **Buy** | | | | | | |
| 1 year or less | – | – | – | 340 | 1,726 | 2,997 |
| **Sell** | | | | | | |
| 1 year or less | 110,952 | 134,387 | 39,612 | 180,310 | 256,413 | 38,675 |
| Over 1 year but less than 2 years | 144,775 | 128,270 | 17,612 | 173,709 | 192,082 | 16,256 |
| Over 2 years but less than 5 years | 190,513 | 108,625 | – | 157,744 | 81,708 | 3,633 |

The net unrecognised loss on forward currency contracts and options at 30 June 2002 was $14,167,000 (2001: $146,279,000).

Unrecognised gains and losses have been calculated by reference to foreign exchange rates applicable at 30 June 2002. The actual incidence of gains or losses, and their magnitude, will be dependent on the actual rates at the time of maturity of the contracts and will be reflected in the amounts earned from sales in foreign currencies or the cost of purchases in foreign currencies, as applicable.

In addition, the consolidated entity has entered into certain option contracts which are structured to provide protection against certain foreign exchange rate movements, and are contingent on the occurrence of certain circumstances at varying points of time in the future. Whether any actual gains or losses eventuate in respect of such contracts, and if so their magnitude, will be dependent on future exchange rate movements. The net unrecognised loss on these contracts at 30 June 2002 was $8,123,000 (2001: $16,207,000).

### (c) Credit risk

Credit risk represents the loss that would be recognised if a counterparty fails to perform as contracted.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity undertakes interest rate and foreign currency risk transactions with major Australian and international banks.

Credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is represented by the carrying amount net of any provision for doubtful debts. As at 30 June 2002, of the consolidated entity's trade debtors, 44% (2001: 15%) was owed by customers located in the UK/Europe segment and 30% (2001: 22%) was owed by customers located in the Americas. The consolidated entity is not materially exposed to any individual customer.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed at note 44(b) above.

The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the consolidated entity. The accrued amount due to the consolidated entity at 30 June 2002 amounted to $1,495,000 (2001: $670,000).

### (d) Net fair values of financial instruments

Cash and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying amounts at net fair value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists, or by discounting the expected future cash flows by the current interest rate for assets and liabilities with similar risk profiles.

The consolidated entity's financial assets and liabilities included in current assets and liabilities on the statement of financial position are carried at amounts that approximate net fair value. The carrying amount of all other assets and liabilities do not differ materially from net fair value.

The valuation of unrecognised financial instruments reflects the estimated amounts which the consolidated entity would expect to pay or receive to terminate the contracts (net of transaction costs) at their current market value at 30 June 2002. This is based on independent market quotations and determined using standard valuation techniques.

The net fair value with respect to unrecognised financial instruments held at 30 June 2002 is disclosed in notes 44(a) and (b).

# Notes to the Financial Statements

## 45. RELATED PARTY DISCLOSURES

### Directors

The directors of the Company who held office during the year were R H Allert, D R Argus, T B Finn, S Gerlach, K M Lambert, H A Lynch, A G Oatley, R I Oatley (appointed 2 November 2001) and R F E Warburton.

Details of directors' remuneration are disclosed in note 38.

### Directors' holdings of shares and share options

The interests of directors of the Company and their director-related entities in shares and share options of the Company at year-end were as follows:

| | Balance 30 June 2001 | Acquired/ Granted | Disposed/ Exercised | Balance 30 June 2002 |
|---|---|---|---|---|
| Number of ordinary shares* | 133,895,619 | 7,404,460 | – | 141,300,079 |
| Number of options over ordinary shares | – | 2,000,000 | – | 2,000,000 |

*Balance of ordinary shares held at 30 June 2001 includes shares held by a director-related entity of R I Oatley from his date of appointment as a director.

The above shareholdings include all shares held beneficially by directors and director-related entities. Details of options granted to directors are disclosed in note 27 and 36.

| | Consolidated | | Southcorp Limited | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| **Loans to executive directors** | | | | |
| Executive loans | – | 1,486 | – | 1,486 |
| Share loans | **2,319** | 5,063 | **2,319** | 5,063 |
| | **2,319** | 6,549 | **2,319** | 6,549 |

For the consolidated entity and the Company there were 14 (2001: 39) loans outstanding from executive directors of the consolidated entity in the full-time employment of the Company and its controlled entities. These loans range between $2,000 and $1,227,000 (2001: $2,000 and $1,260,000). There were no loans (2001: Nil) outstanding from directors of the Company.

| **Executive loans** | | | | |
|---|---|---|---|---|
| Advanced during the year | **930** | 200 | **930** | 200 |
| Repayments received during the year | **1,728** | 438 | **1,728** | 438 |
| Total interest received | **64** | 135 | **64** | 135 |

During the year loans were made by the Company to 2 (2001: 1) executive directors pursuant to the Southcorp Limited Senior Executive Loan Scheme. These loans were to H C Thorburn and M P McWilliams. Repayments were received during the year from R M Aitken, I R Cummin, M P McWilliams and H C Thorburn. These loans are interest bearing and have been fully repaid as at 30 June 2002.

| **Share loans** | | | | |
|---|---|---|---|---|
| Advanced during the year | **2,301** | 2,706 | **2,301** | 2,706 |
| Repayments received during the year | **1,565** | 1,308 | **1,565** | 1,308 |

During the year loans were made by the Company to 6 (2001: 2) executive directors pursuant to the loan scheme under the Southcorp Executive Share and Option Plan. Loans are interest free and repayable from dividend income earned by the shares acquired under the plan. These loans were to M A Christophersen, P J Cleaves, M M Hudson, M P McWilliams, N A S Mowat and J A Nicholson.

Repayments were received during the year from R M Aitken, W D Anderson, C O Bodmin, B L Chapman, D J Cheeseman, I R Cummin, I R Davis, L O Doddridge, P B Foxton, P D Hurcombe, J L Morton, J A Nicholson, T P Park, D J Parker, W A Seppelt, P R Sutton and H C Thorburn.

## 45. RELATED PARTY DISCLOSURES (continued)

### Transactions with directors and director-related entities

The consolidated entity has leased on commercial terms, a vineyard at McLaren Vale, South Australia, owned by Kanjo Pty Ltd. Kanjo Pty Ltd is a company of which R H Allert is a director and in which he has a beneficial interest.

S Gerlach was, during the financial year, a consultant to the firm of Finlaysons, Barristers and Solicitors, which rendered legal services to the consolidated entity in the ordinary course of business.

The consolidated entity has leased on commercial terms a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which R I Oatley and A G Oatley are directors and in which they have a beneficial interest.

The consolidated entity purchased grape supplies on commercial terms from Woodbrook Vineyard Pty Ltd and is a party to a Water Users Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which A G Oatley is a director and in which he has a beneficial interest.

The consolidated entity has entered into a Shareholders' Deed, dated 27 February 2001, which has been disclosed to The Australian Stock Exchange, with Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd. R I Oatley and A G Oatley are directors of Balmoral Pastoral Pty Ltd and Reline Investments Pty Ltd. Reline Investments Pty Ltd is a wholly owned subsidiary of Balmoral Pastoral Pty Ltd, which is the trustee of a trust of which R I Oatley, A G Oatley and K M Lambert are potential beneficiaries. Reline Investments Pty Ltd is the largest shareholder in the Company, holding approximately 18.92% of the issued ordinary shares.

Cattle owned by Reline Investments Pty Ltd are grazed from time to time on land owned by the consolidated entity.

The consolidated entity may make use of an aircraft owned by Balmoral Air Pty Ltd. The consolidated entity reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which R I Oatley and A G Oatley are directors and in which they have a beneficial interest.

R J Wilczek, a director of a controlled entity, was during the financial year, a partner of the legal firm Gardner, Carton and Douglas, which rendered legal services to the consolidated entity in the ordinary course of business.

In addition, transactions entered into during the year with directors of the Company and its controlled entities or with their director-related entities which are within normal customer, supplier, employee or shareholder relationships on terms and conditions no more favourable than those available to other customers, suppliers, employees or shareholders include:

- acquisition of shares and options in the Company under the executive and employee share and option plans;
- dividends from shares in the Company;
- purchase of goods and services including professional services from director-related entities;
- sale of goods and services; and
- contracts of employment and reimbursement of expenses.

### Transactions with associates and joint venture entities

Transactions with associates and joint venture entities occur on terms and conditions no more favourable than those available to other customers, suppliers, employee or shareholders.

Interest paid by associates and joint venture entities is disclosed in note 5.

Amounts owing by associates and joint venture entities are disclosed in notes 10 and 13.

Amounts owing to associates and joint venture entities are disclosed in note 21.

Details of ownership interests in associates and joint venture entities are disclosed in note 32.

### Transactions with controlled entities

Interest is payable and receivable on certain controlled entities loans at commercial rates. Controlled entity loans have no fixed repayment terms.

Management fees received represented by revenue from rendering of services are disclosed in note 2.

Dividends and interest received from controlled entities are disclosed in note 5.

Interest paid to a controlled entity is disclosed in note 5.

Amounts owing by controlled entities are disclosed in note 10.

Amounts owing to controlled entities are disclosed in note 21.

Details of ownership interests in controlled entities are disclosed in note 46.

## Notes to the Financial Statements

| | Note | Country of incorporation | Ownership interest 2002 % | 2001 % |
|---|---|---|---|---|
| **46. CONTROLLED ENTITIES** | | | | |
| **Chief entity** | | | | |
| Southcorp Limited | (a) | Australia | | |
| **Controlled entities** | | | | |
| Interbev Pty Ltd | (a) | Australia | 100 | 100 |
| SCA075G Pty Ltd | (a) | Australia | 100 | 100 |
| SCA059G Ltd | (a) | Australia | 100 | 100 |
| Clayton Victoria Holdings Pty Ltd | (a) | Australia | 100 | 100 |
| Meadowbank Properties Pty Ltd | (a) | Australia | 100 | 100 |
| Majorca Pty Ltd | (a) | Australia | 100 | 100 |
| Solahart Industries Pty Ltd | (g) | Australia | – | 100 |
| Southcorp Australia Pty Ltd | (a) | Australia | 100 | 100 |
| SCP680 Ltd | (a) | Australia | 100 | 100 |
| SCA246D Pty Ltd | (a) | Australia | 100 | 100 |
| Milperra Developments Pty Ltd | (g) | Australia | – | 100 |
| Morris White Pty Ltd | (a) | Australia | 100 | 100 |
| Morris White Australia Pty Ltd | (a) | Australia | 100 | 100 |
| SCA395D Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Manufacturing Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Whitegoods Pty Ltd | (a) | Australia | 100 | 100 |
| SCA330F Ltd | (d) | Australia | – | 100 |
| Southcorp International Investments Pty Ltd | (a) | Australia | 100 | 100 |
| Wallend Pty Ltd | (g) | Australia | – | 100 |
| Hot Stream Storage Water Heater (Chengdu) Limited Liability Company | (g) | China | – | 60 |
| Southcorp Finance Europe Ltd | | UK | 100 | 100 |
| Southcorp Wines Europe Ltd | | UK | 100 | 100 |
| Southcorp Importers Ltd | | UK | 100 | 100 |
| James Herrick Wines Ltd | | UK | 100 | 100 |
| Southcorp European Investments (formerly Southcorp European Investments Ltd) | | UK | 100 | 100 |
| Southcorp European Investments (Deutschland) GmbH | (g) | Germany | – | 100 |
| Southcorp Umwelttechnik GmbH | (g) | Germany | – | 100 |
| Mecair Srl | (g) | Italy | – | 100 |
| Southcorp Investments France SA | | France | 100 | 100 |
| Penval Wines SAS | | France | 100 | 100 |
| RAUST International Investments BV | | Netherlands | 100 | 100 |
| RAL European Holdings Ltd | | UK | 100 | 100 |
| Neyog UK Ltd (formerly Goyen Controls Co UK Ltd) | | UK | 100 | 100 |
| Southcorp XUK Ltd (formerly Southcorp UK Ltd) | (h) | UK | 100 | 100 |
| Southcorp USA Holdings, Inc | | USA | 100 | 100 |
| Southcorp Puerto Rico, Inc | (c) | USA | 100 | 100 |

## Notes to the Financial Statements

| | Note | Country of incorporation | Ownership interest 2002 % | 2001 % |
|---|---|---|---|---|
| **46. CONTROLLED ENTITIES** (continued) | | | | |
| Southcorp USA Investments, Inc | | USA | 100 | 100 |
| Southcorp USA, Inc | | USA | 100 | 100 |
| Southcorp Properties, Inc | | USA | 100 | 100 |
| Rosemount Ventures, Inc | | USA | 100 | 100 |
| Southcorp Services USA, Inc | | USA | 100 | 100 |
| Southcorp Finance USA, Inc | | USA | 100 | 100 |
| Southcorp Packaging North America, Inc | | USA | 100 | 100 |
| Southcorp Packaging USA, Inc | | USA | 100 | 100 |
| North America Packaging (Pacific Rim) Corporation | | USA | 100 | 100 |
| American Water Heater Company | (g) | USA | – | 100 |
| American Appliance Manufacturing Corporation | (g) | USA | – | 100 |
| Goyen Valve Corporation | (g) | USA | – | 100 |
| Solahart USA, Inc | (g) | USA | – | 100 |
| PWG Vintners USA, Inc | | USA | 100 | 100 |
| Southcorp Wine Estates, LLC | | USA | 100 | 100 |
| North America Packaging Ltd | | Canada | 100 | 100 |
| Southcorp Wines Canada, Inc | | Canada | 100 | 100 |
| Southcorp Investments Canada Ltd | | Canada | 100 | 100 |
| Southcorp Asia Investments Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Packaging (Malaysia) Sdn Bhd | (g) | Malaysia | – | 100 |
| Southcorp Can (Dalian) Co Ltd | (g) | China | – | 85 |
| Southcorp NZ Pty Ltd (formerly Southcorp NZ Ltd) | (a) | Australia | 100 | 100 |
| Southcorp NZ Superannuation Fund Ltd | | New Zealand | 100 | 100 |
| Conform New Zealand Ltd | | New Zealand | 100 | 100 |
| SANZ Ltd | | New Zealand | 100 | 100 |
| HNZ Ltd | | New Zealand | 100 | 100 |
| Southcorp Water Heaters NZ Ltd | | New Zealand | 100 | 100 |
| Southcorp Beverage Packaging NZ Ltd | | New Zealand | 100 | 100 |
| Southcorp Wines NZ Ltd | | New Zealand | 100 | 100 |
| Southcorp Investments Pty Ltd | (a) | Australia | 100 | 100 |
| Goyen Controls Co Pty Ltd | (g) | Australia | – | 100 |
| SCP518 Ltd | (a) | Australia | 100 | 100 |
| SCP197 Pty Ltd | (a) | Australia | 100 | 100 |
| SCP825 Pty Ltd | (a)(e) | Australia | 100 | 100 |
| SCP919 Pty Ltd | (a)(e) | Australia | 100 | 100 |
| SCP625 Pty Ltd | (a)(e) | Australia | 100 | 100 |
| Selion Pty Ltd | (a) | Australia | 100 | 100 |
| Ieiro Pty Ltd | (a) | Australia | 100 | 100 |
| Rosemount Ventures Australia Pty Ltd (formerly Jeremiah Pty Ltd) | (a) | Australia | 100 | 100 |
| Southcorp Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Coldstream Australasia Ltd | (a) | Australia | 100 | 100 |
| Cuppa Cup Vineyards Pty Ltd | (a) | Australia | 100 | 100 |
| Global Vineyards BV | | Netherlands | 100 | 100 |

## Notes to the Financial Statements

| | Note | Country of incorporation | Ownership interest 2002 % | 2001 % |
|---|---|---|---|---|
| SCA du Domaine de la Motte | | France | 100 | 100 |
| SCA des Garrigues de Truilhas | | France | 100 | 100 |
| Vignobles James Herrick SARL | | France | 100 | 100 |
| SCA du Domaine de la Boulandiere | | France | 100 | 100 |
| SC de la Boulandiere | | France | 100 | 100 |
| Roxburgh Vineyards Pty Ltd | (a) | Australia | 100 | 100 |
| Rosemount Investments Pty Ltd | (a) | Australia | 100 | 100 |
| Rosemount Estates Pty Ltd | (a) | Australia | 100 | 100 |
| McLaren Vale Unit Trust | (f) | Australia | 100 | 50 |
| Rosemount Vineyards Pty Ltd | (a) | Australia | 100 | 100 |
| Tumbarumba Champagne Makers Pty Ltd | (a) | Australia | 100 | 100 |
| Rosemount Estates, Inc | | USA | 100 | 100 |
| Rosemount Estate Wines Ltd | | UK | 100 | 100 |
| Brenchley Pty Ltd | (a) | Australia | 100 | 100 |
| Ryecroft Vineyards Pty Ltd | (a) | Australia | 100 | 100 |
| SCW165 Pty Ltd (formerly J Y Tulloch & Sons Pty Ltd) | (a) | Australia | 100 | 100 |
| Killawarra Vintage Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Leo Buring Pty Ltd | (a) | Australia | 100 | 100 |
| Penfolds Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Rouge-Homme Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Seaview Winery Pty Ltd | (a) | Australia | 100 | 100 |
| Woodley Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Wynn Winegrowers Pty Ltd | (a) | Australia | 100 | 100 |
| Barossa Vineyards Ltd | (a) | Australia | 100 | 100 |
| SCW423 Ltd | (a) | Australia | 100 | 100 |
| SCW905 Ltd | (a) | Australia | 100 | 100 |
| Great Western Champagne Pty Ltd | (a) | Australia | 100 | 100 |
| Kaiser Stuhl Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Wines Asia Pty Ltd | (a)(b) | Australia | 100 | 100 |
| Southcorp Wines E-Commerce Holdings Pty Ltd | (a) | Australia | 100 | 100 |
| International Beverages Pty Ltd | (a) | Australia | 100 | 100 |
| Tolley Scott & Tolley Ltd | (a) | Australia | 100 | 100 |
| North Para Environment Control Pty Ltd | | Australia | 69.9 | 69.9 |
| Seaview Wynn Pty Ltd | (a) | Australia | 100 | 100 |
| Wynns Coonawarra Estate Pty Ltd | (a) | Australia | 100 | 100 |
| Glenloth Wines Pty Ltd | (a) | Australia | 100 | 100 |
| Lindeman (Holdings) Ltd | (a) | Australia | 100 | 100 |
| Lindemans Wines Pty Ltd | (a) | Australia | 100 | 100 |
| SCW299 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW725 Pty Ltd | (a) | Australia | 100 | 100 |
| G F Cleland & Sons Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Finance Ltd | (a) | Australia | 100 | 100 |

## Notes to the Financial Statements

| | Note | Country of incorporation | Ownership interest 2002 % | 2001 % |
|---|---|---|---|---|
| **46. CONTROLLED ENTITIES** (continued) | | | | |
| Southcorp Superannuation Fund Pty Ltd | (a) | Australia | 100 | 100 |
| Rosemount Holdings Superannuation Pty Ltd | | Australia | 100 | 100 |
| Rosemount Group Superannuation Pty Ltd | | Australia | 100 | 100 |
| Southcorp Packaging Superannuation Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Directors' Retiring Fund Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Employee Share Plan Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp Executive Share and Option Plan Pty Ltd | (a) | Australia | 100 | 100 |
| Southcorp International Employee Equity Plan Ltd | | New Zealand | 100 | 100 |
| Trusco Pty Ltd | | Australia | 100 | 100 |
| SRP500 Pty Ltd | (a) | Australia | 100 | 100 |
| SRP687 Pty Ltd | (a) | Australia | 100 | 100 |
| B Seppelt & Sons Ltd | (a) | Australia | 100 | 100 |
| Southcorp Wines Superannuation Fund Pty Ltd | (a) | Australia | 100 | 100 |
| SCW040 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW357 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW654 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW706 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW802 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW809 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW904 Pty Ltd | (a) | Australia | 100 | 100 |
| SCW945 Pty Ltd | (a) | Australia | 100 | 100 |

(a) Southcorp Limited and these controlled entities have entered into an approved Deed of Cross Guarantee (refer note 41)

(b) Carries on business in Singapore

(c) Carries on business in Puerto Rico

(d) Controlled entity liquidated during the year

(e) Controlled entity in voluntary liquidation

(f) Became a controlled entity during the year

(g) Controlled entity divested during the year

(h) Carries on business in Australia

# Directors' Declaration

1. In the opinion of the Directors of Southcorp Limited:
   (a) the financial statements and notes, set out on pages 1 to 50, are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 46 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

R H Allert, Director
30 August 2002

# Independent audit report to the members of Southcorp Limited

### Scope

We have audited the financial report of Southcorp Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 46, and the directors' declaration set out on pages 1 to 51. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

### Audit Opinion

In our opinion, the financial report of Southcorp Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

L J Gulson
Partner
Sydney
30 August 2002

SOUTHCORP

AUSTRALIA'S
MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

**Annual General Meeting**

The Directors invite you to the Annual General Meeting of Southcorp Limited to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Thursday, 31 October 2002 at 10.00 am.

**Registered Office Southcorp Limited**

ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064 Australia

Telephone: 02 9465 1000, International: 612 9465 1000, Facsimile: 02 9465 1100

**www.southcorp.com.au**